


06014944

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Wireless Technologies Limited

*CURRENT ADDRESS Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town

**FORMER NAME

Grand Cayman, Cayman Islands
British West Indies

**NEW ADDRESS

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FILE NO. 82- 34984 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/6/06.

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2006 JUN 23 P 4:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED
中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

ANNOUNCEMENT
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of China Wireless Technologies Limited is pleased to announce that Mr. Yang Xianzu has been appointed as an independent non-executive director and a member of the audit committee and remuneration committee of the Company with effect from 26 May 2006.

Reference is made to the circular of China Wireless Technologies Limited (the "Company") dated 28 April 2006.

The board (the "Board") of directors ("Directors") of the Company is pleased to announce that Mr. Yang Xianzu has been appointed as an independent non-executive director and a member of the audit committee and remuneration committee of the Company with effect from 26 May 2006.

Mr. Yang, aged 67, graduated from the Department of Telephone and Telegraph at the Wuhan College of Posts and Telecommunications in 1965 and served as the Deputy Director General of the Post and Telecommunications Bureau of Hubei Province and the Director General of the Post and Telecommunications Administration of Henan Province. From 1990 to 1999, Mr. Yang served as the Vice Minister of the Ministry of Posts and Telecommunications and later as Vice Minister of the Ministry of Information Industry. He was the chairman and CEO of China Unicom Limited (Stock Code: 762) from 2000 to 2003. He is currently an independent Non-executive Director of Dongfeng Motor Group Company Limited (Stock Code : 489). Mr. Yang has over 35 years of experience in the telecommunications industry in China. Mr. Yang has extensive knowledge about telecommunications operations.

The appointment of Mr. Yang is for an initial term of 1 year, subject to renewal and rotation in accordance with the articles of association of the Company. The emolument of Mr. Yang's appointment comprises of a basic directors' fee of RMB120,000 per year and a discretionary bonus to be determined by the Board taking into account the experience of Mr. Yang and by reference to market rate of independent non-executive directorship in comparable companies. Mr. Yang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within Part XV of the SFO.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Yang that has to be disclosed pursuant to paragraphs (h) to (w) of Rule 13.51(2) of the Listing Rules nor is there any other matters that needs to be brought to the attention of shareholders of the Company.

This announcement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

The Board would like to take this opportunity to welcome Mr. Yang to join the Board.

By order of the Board
China Wireless Technologies Limited
Jiang Chao
Director

Hong Kong, 26 May 2006

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and four independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin, Mr. Chan King Chung and Mr. Yang Xianzu.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in ***The Standard.***

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your shares in the Company, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED
中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

PROPOSALS FOR REFRESHMENT OF THE 10% GENERAL LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GRANT OF THE ISSUE MANDATE AND THE REPURCHASE MANDATE, APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR, RE-ELECTION OF DIRECTORS AND AMENDMENT TO THE ARTICLES

A notice convening the annual general meeting ("AGM") of China Wireless Technologies Limited ("Company") to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 26 May 2006 at 3:00 p.m. is set out on pages 17 to 20 to this circular. Resolutions will be proposed at the AGM to consider and, if thought fit, approve the Proposed Refreshment, the grant of the Proposed Issue Mandate and the Proposed Repurchase Mandate, the appointment of an independent non-executive Director, the re-election of Directors by way of ordinary resolutions and the Proposed Amendment by way of a special resolution.

A form of proxy is enclosed with this circular. Whether or not you intend to attend and vote at the AGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's branch share registrar and transfer office in Hong Kong, Comuptershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the AGM or any adjourned meeting should you so desire.

28 April 2006

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 26 May 2006 at 3:00 p.m., the notice of which is set out on pages 17 to 20 of this circular
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	China Wireless Technologies Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Issue Mandate"	a general and unconditional mandate to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereof
"Latest Practicable Date"	27 April 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China and for the purpose of this circular, does not include Hong Kong, the Macau Special Administrative Region and Taiwan
"Proposed Amendment"	the proposed amendment to the Articles as set out in the notice of AGM, which is enclosed to this circular
"Proposed Issue Mandate"	the proposed general and unconditional mandate to the Directors to issue and allot new Shares of up to 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of an ordinary resolution approving the same

"Proposed Refreshment"	the proposed refreshment of the 10% general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company as at the date of passing of an ordinary resolution approving the same
"Proposed Repurchase Mandate"	the proposed general and unconditional mandate to the Directors to repurchase the fully paid up Shares up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of an ordinary resolution approving the same
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholders"	the holder(s) of the Share(s)
"Share Option Scheme"	the share option scheme adopted by the Company on 21 November 2004
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the same meaning ascribed to it under the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"%"	per cent.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

Executive Directors:
Mr. Guo Deying *(Chairman)*
Mr. Jiang Chao

Non-executive Directors:
Ms. Yang Xiao
Ms. Ma Dehui

Independent non-executive Directors:
Dr. Huang Dazhan
Mr. Xie Weixin
Mr. Chan King Chung

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman
the Cayman Islands
British West Indies

Head office and principal place of business in the PRC:
8th Floor, Block B
High Tech Plaza
Tian An Cyberpark
Chegongmiao
Shenzhen
PRC

Principal place of business in Hong Kong:
Room 1902, MassMutual Tower
38 Gloucester Road
Wanchai
Hong Kong

28 April 2006

To the Shareholders and, for information only, the holders of share options of the Company,

Dear Sir or Madam,

PROPOSALS FOR REFRESHMENT OF THE 10% GENERAL LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GRANT OF THE ISSUE MANDATE AND REPURCHASE MANDATE, APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR, RE-ELECTION OF DIRECTORS AND AMENDMENT TO THE ARTICLES

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain resolutions to be proposed at the AGM to enable you to make an informed decision on whether to vote for or against those resolutions.

At the AGM, resolutions will be proposed for the Shareholders to approve, among other things, (i) the Proposed Refreshment; (ii) the grant of the Proposed Repurchase Mandate; (iii) the grant of the Proposed Issue Mandate; (iv) the proposed appointment of an independent non-executive Director, (v) the proposed re-election of retiring Directors and (vi) the Proposed Amendment.

PROPOSED REFRESHMENT OF THE 10% GENERAL LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME

An ordinary resolution will be proposed at the AGM to approve the Proposed Refreshment such that the total number of Shares which may be issued upon exercise of all options to be granted under the refreshed general limit must not exceed 10% of the total number of Shares in issue as at the date of approval of the refreshed general limit. As at the Latest Practicable Date, the Company has an issued share capital of HK$4,981,800 divided into 498,180,000 Shares of HK$0.01 each. Subject to the passing of an ordinary resolution approving the Proposed Refreshment and on the basis that no further Shares will be issued or allotted by the Company prior to the AGM, options to subscribe for up to a maximum of 49,818,000 Shares, representing 10% of the total number of Shares in issue, may be granted. Further information of the Proposed Refreshment is set out in Appendix I hereto.

PROPOSED REPURCHASE MANDATE

At the last annual general meeting of the Company held on 24 May 2005, a general mandate was granted to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the AGM. An ordinary resolution will be proposed at the AGM to grant the Proposed Repurchase Mandate. As at the Latest Practicable Date, the Company has an issued share capital of HK$4,981,800 divided into 498,180,000 Shares of HK$0.01 each. Subject to the passing of an ordinary resolution approving the Proposed Repurchase Mandate and on the basis that no further Shares will be issued or allotted by the Company prior to the AGM, exercise of the Proposed Repurchase Mandate in full would result in up to a maximum of 49,818,000 Shares, representing 10% of the total number of Shares in issue and a share capital of HK$4,981,800 being repurchased by the Company. An explanatory statement as required under the Listing Rules to provide the requisite information of the Proposed Repurchase Mandate is set out in Appendix II of this Circular.

PROPOSED ISSUE MANDATE

At the AGM, an ordinary resolution will be proposed that the Directors be granted the Proposed Issue Mandate in order to ensure flexibility and discretion to the Directors to issue new Shares. As at the Latest Practicable Date, the Company has an issued share capital of HK$4,981,800 divided into 498,180,000 Shares of HK$0.01 each. Subject to the passing of an ordinary resolution approving the Proposed Issue Mandate and on the basis that no further Shares will be issued or allotted by the Company prior to the AGM, the exercise of the Proposed Issue Mandate in full would result in up to a maximum of 99,636,000 Shares, representing 20% of the total number of Shares in issue and a share capital of HK$996,360, being repurchased by the Company during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by law or the date upon which the General Mandate is revoked or varied by an ordinary resolution of the Shareholders at a general meeting of the Company. In addition, an ordinary resolution will also be proposed to extend the Proposed Issue Mandate by adding to it the number of such Shares repurchased under the Proposed Repurchase Mandate.

PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND PROPOSED RE-ELECTION OF DIRECTORS

As at the Latest Practicable Date, the executive Directors were Mr. Guo Deying and Mr. Jiang Chao, the non-executive Directors were Ms. Yang Xiao and Ms. Ma Dehui and the independent non-executive Directors were Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Board proposed to appoint, subject to shareholders approval at the AGM, Mr. Yang Xianzu as an additional independent non-executive Director.

In addition, pursuant to Article 87(1) of the Articles, Mr. Guo Deying, Mr. Jiang Chao and Ms. Yang Xiao shall retire from office at the AGM, and, being eligible, will offer themselves for re-election.

Details of the Directors proposed to be appointed and re-elected at the AGM are set out in Appendix III of this circular.

PROPOSED AMENDMENT TO THE ARTICLES

Pursuant to the announcement made by the Stock Exchange dated 14 February 2006, certain minor and housekeeping amendments to the Listing Rules came into effect on 1 March 2006, inter alia, permitting the removal of Directors by ordinary resolution. Accordingly, the Directors propose to amend the Articles to ensure compliance with such amendments to the Listing Rules.

The full text of the Proposed Amendment is set out in the notice of AGM which is enclosed to this circular.

AGM

A notice convening the AGM to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 26 May 2006 at 3:00 p.m., is set out on page 17 to 20 of this circular.

ACTIONS TO BE TAKEN

A form of proxy for use by the Shareholders at the AGM is enclosed with this circular. Whether or not you intend to attend and vote at the AGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Such form of proxy for use at the AGM is also published on the website of the Stock Exchange at www.hkex.com.hk. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the AGM or any adjourned meeting should you so desire.

PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 66 of the Articles, every resolution submitted to a general meeting shall be determined on a show of hands in the first instance by the Shareholders present in person or by a duly authorised corporate representative, but a poll may be demanded (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) by:

(i) the chairman of the meeting; or

(ii) at least 3 Shareholders present in person or, if the Shareholder is a corporation, by a duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(iii) any Shareholder or Shareholders present in person, if the Shareholder is a corporation, by a duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person, if the Shareholder is a corporation, by a duly authorised representative or by proxy and holding the Shares in the Company conferring a right to vote at the meeting being the Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

At the AGM, resolutions will be proposed for the Shareholders to approve, among other things, (i) the Proposed Refreshment; (ii) the grant of the Proposed Issue Mandate; (iii) the grant of the Proposed Repurchase Mandate; (iv) the proposed appointment of an independent non-executive Director, (v) the proposed re-election of retiring Directors and (vi) the Proposed Amendment.

The Directors consider that (i) the Proposed Refreshment; (ii) the grant of the Proposed Repurchase Mandate; (iii) the grant of the Proposed Issue Mandate; (iv) the proposed appointment of an independent non-executive Director; (v) the proposed re-election of retiring Directors; and (vi) the Proposed Amendment are in the interests of the Company, the Group and the Shareholders as a whole and accordingly recommend all Shareholders to vote in favour of the corresponding resolutions to be proposed at the AGM respectively.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal place of business of the Company in Hong Kong during normal business hours from the date of this circular up to and including the date of the AGM:

(i) the memorandum of association of the Company and the Articles;

(ii) the Share Option Scheme; and

(iii) this circular.

Yours faithfully,
For and on behalf of
CHINA WIRELESS TECHNOLOGIES LIMITED
Guo Deying
Chairman

REFRESHMENT OF THE 10% GENERAL LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME

The Company has adopted the Share Option Scheme by a written resolution of all Shareholders on 21 November 2004.

As at 21 December 2004, being the date on which the Share Option Scheme was adopted, the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and all other share option scheme(s) of the Company was 40,000,000 Shares, being 10% of the Shares in issue on such date.

As at the Latest Practicable Date, options to subscribe for 40,000,000 Shares have been granted under the Share Option Scheme, out of which no options have lapsed, 18,180,000 options have been exercised and 21,820,000 options were outstanding.

Unless the 10% general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company is "refreshed" at the AGM, no further options may be issued under the Share Option Scheme.

As at the Latest Practicable Date, the Company has an issued share capital of HK$4,981,800 divided into 498,180,000 Shares of HK$0.01 each. Subject to the passing of an ordinary resolution approving the Proposed Refreshment and on the basis that no further Shares will be issued or allotted by the Company prior to the AGM, the Proposed Refreshment will enable the Company to grant options to subscribe for up to a maximum of 49,818,000 Shares, representing 10% of the total number of Shares in issue, to eligible participants, being any employee, executive (including any executive director), consultants or advisers of the Group, any non-executive directors (including independent non-executive directors) of the Group and any supplier, customer, shareholder and persons or entity that provide research development or other technological support to the Group who, at the sole discretion of the Board, will contribute or has contributed to the Group as incentives or rewards.

Proposal

It is therefore proposed that subject to (a) the approval of the Shareholders at the AGM; and (b) such other requirements under the Listing Rules, the general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company be refreshed to 10% of the Shares in issue as at the date of the approval by the Shareholders at the AGM. Options previously granted under the Share Option Scheme and any other share option scheme(s) of the Company (including those outstanding, cancelled, lapsed in accordance with such scheme(s) or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded. The Shares which may fall to be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme represent approximately 21,820,000 Shares or 4.38% of the total number of Shares in issue as at the Latest Practicable Date. The aggregate maximum number of Shares that can be issued pursuant to the grant of options by the Company under the Share Option Scheme and all other schemes as

refreshed by the Proposed Refreshment of 49,818,000 Shares and the outstanding options of 21,820,000 Shares is 71,638,000 Shares, representing approximately 14.38% of the issued share capital of the Company as at the Latest Practicable Date.

As at the Latest Practicable Date, there were 498,180,000 Shares in issue. Assuming that no further Shares will be issued prior to the date of approving the refreshed general limit by the Shareholders, options to subscribe for up to a of maximum 49,818,000 Shares, representing 10% of the total number of Shares in issue, can be granted by the Company.

As the Latest Practicable Date, no options under the Share Option Scheme have been granted to the Directors and 382,500,000 options under the Share Option Scheme have been granted to the employees of the Group. No options have been granted to any participant exceeding 1% of the total issued share capital of the Company during the past 12 months. Each grant of option under the Share Option Scheme has complied with the requirements as set out in the Listing Rules.

Conditions

As required by the Share Option Scheme and the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the "refreshed" general limit of the Share Option Scheme and all other share option scheme(s) of the Company such that the total number of Shares which may be issued upon exercise of all options to be granted under the refreshed general limit must not exceed 10% of the total number of Shares in issue as at the date of approving the refreshed general limit.

The adoption of the refreshed general limit of the Share Option Scheme and all other share option scheme(s) of the Company is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the refreshment of the 10% general limit on grant of options under the Share Option Scheme and all other share option scheme(s) of the Company at the AGM; and

(b) the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options granted under the refreshed general limit of the Share Option Scheme and all other share option scheme(s) of the Company.

Application for listing

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares which may fall to be issued upon the exercise of any options that may be granted under the Refreshment.

This appendix serves as an explanatory statement as required under the Listing Rules, to provide the requisite information to you for consideration of the Proposed Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the Company had 498,180,000 Shares in issue or an issued share capital of HK$4,981,800. As at the Latest Practicable Date, there were outstanding share options granted under the Share Option Scheme entitling the holders thereof to subscribe for an aggregate of 21,820,000 Shares respectively.

Subject to the passing of the proposed ordinary resolution approving the Proposed Repurchase Mandate and on the basis that none of the outstanding share options is exercised and no further Shares is issued, allotted or repurchased by the Company prior to the AGM, the exercise of the Proposed Repurchase Mandate in full would result in up to a maximum of 49,818,000 Shares, representing 10% of the total number of Shares in issue and a share capital of HK$498,180, being repurchased by the Company during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by law or the date upon which the Proposed Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders at a general meeting of the Company.

REASONS FOR SHARES REPURCHASE

Although the Directors have no present intention of exercising the Proposed Repurchase Mandate, they believe that the flexibility afforded by the Proposed Repurchase Mandate would be beneficial to the Company and the Shareholders. At any time in the future when the Shares are trading at a discount to their underlying value, the ability of the Company to repurchase the Shares will be beneficial to the Shareholders who retain their investment in the Company as their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company from time to time and thereby resulting in an increase in net assets and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such exercises will benefit the Company and the Shareholders as a whole.

FUNDING OF REPURCHASE

The Directors propose that the repurchase of Shares under the Proposed Repurchase Mandate would be financed from the Company's internal resources.

In repurchasing the Shares, the Company may only apply funds legally available for such purposes in accordance with the memorandum of association and the Bye-laws and the applicable laws of the Cayman Islands. The laws of the Cayman Islands provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the company that would otherwise be available for distribution by way of dividend or distribution or the proceeds of a new issue of the shares made for the purpose of the redemption. It is envisaged that the funds required for any repurchase of the Shares would be derived from the capital paid up on the Shares being repurchased and from the distributable profits of the Company.

The exercise of the Proposed Repurchase Mandate in full will not have a material adverse impact on the working capital or the gearing level of the Company (as compared with the position disclosed in its most recent published audited accounts as at 31 December 2005).

The number of the Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	0.80	0.71
May	0.79	0.69
June	0.95	0.67
July	1.39	0.95
August	1.32	1.16
September	1.22	0.88
October	1.12	0.84
November	1.22	1.05
December	1.36	0.90
2006		
January	1.70	1.34
February	1.95	1.54
March	1.92	1.50
April (up to the Latest Practicable Date)	1.88	1.84

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Proposed Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

None of the directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the Proposed Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company or its subsidiaries (as defined in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)).

No connected person has notified the Company that he/she has a present intention to sell any Shares to the Company nor has undertaken not to sell any of the Shares held by him/her to the Company in the event that the Proposed Repurchase Mandate is approved by the Shareholders.

TAKEOVERS CODE

If, as a result of shares repurchase by a company, a shareholder's proportionate interest in the voting rights of the company increases, such increase will be treated as an acquisition of voting rights for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the company and become obliged to make a mandatory offer in accordance with Rule 26 and Rule 32 of the Takeovers Code.

As at the Latest Practicable Date, as far as the Directors are aware, substantial shareholders of the Company having a interests in 5% or more in the issued share capital of the Company are as follows:

Name	Notes	Number of shares interested	Nature of interest	Total number of shares interested	Percentage of the Company's issued share capital
Data Dreamland Holding Limited	1	207,792,812	Beneficial owner	207,792,812	41.71
Barrie Bay Limited	2	207,792,812	Interest of a controlled corporation	207,792,812	41.71
HSBC International Trustee Limited	2	207,792,812	Trustee	207,792,812	41.71
JAFCO Asia Technology Fund		28,400,000	Beneficial owner	28,400,000	5.70
JAFCO Asia Technology Fund L.P.	3	28,400,000	Interest of a controlled corporation	28,400,000	5.70
JAFCO Asia Technology Holdings Limited	3	28,400,000	Interest of a controlled corporation	28,400,000	5.70
JAFCO Investment (Asia Pacific) Limited	3	28,400,000	Interest of a controlled corporation	28,400,000	5.70
JAFCO Co., Ltd.	3	28,400,000	Interest of a controlled corporation	28,400,000	5.70
Nomura Holdings, Inc.	3	28,400,000	Interest of a controlled corporation	28,400,000	5.70

Notes:

1. The entire issued share capital of Data Dreamland Holdings Limited ("Data Dreamland") is held by Barrie Bay Limited ("Barrie Bay"). Barrie Bay is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC International Trustee Limited ("HSBC Trustee"), which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying and Ms. Yang Xiao and the discretionary objects of which include the minor children of Mr. Guo and Ms. Yang.

2. The 207,792,812 shares are held by Data Dreamland, the entire share capital of which is held by Barrie Bay, which is acting as the trustee of the Barrie Bay Unit Trust and the entire issued share capital of which is held by HSBC Trustee.

3. The 28,400,000 shares are held by JATF, a company 100% beneficially owned by JAFCO Asia Technology Fund L.P.

JAFCO Asia Technology Fund L.P. is a limited partnership which is managed by its sole general partner, JAFCO Asia Technology Holdings Limited. JAFCO Co., Ltd. has a 44.38% interest in JAFCO Asia Technology Fund L.P. JAFCO Asia Technology Holdings Limited is 100% beneficially owned by JAFCO Investment (Asia Pacific) Ltd.

JAFCO Investment (Asia Pacific) Ltd. is 100% beneficially owned by JAFCO Co., Ltd.

JAFCO Co., Ltd. is 37.1% beneficially owned by Nomura Holdings, Inc.

Each of JAFCO Asia Technology Fund L.P., JAFCO Asia Technology Holdings Limited, JAFCO Investment (Asia Pacific) Ltd. and JAFCO Co., Ltd. and Nomura Holdings, Inc. is taken to be interested in the 28,400,000 shares held by JATF.

Data Dreamland, Barrie Bay and HSBC Trustee are interested in the same 207,792,812 Shares. Each of Mr. Guo and Ms. Yang is taken to be interested in the 207,792,812 shares held by Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. In addition, as Mr. Guo is also taken to be interested in the 14,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited. Accordingly, Data Dreamland, Barrie Bay, HSBC Trustee and Mr. Guo are interested in an aggregate of 221,792,812 Shares, representing approximately 44.52% of the issued share capital of the Company. In the event that the Directors should exercise the Proposed Repurchase Mandate in full to repurchase Shares, the aggregate shareholding of Data Dreamland, Barrie Bay, HSBC Trustee and Mr. Guo will be increased to approximately 49.47% of the of the issued share capital of the Company, resulting in an obligation on the part of the above-mentioned substantial Shareholders to make a general offer under the Takeovers Code. However, the Directors have no present intention to exercise the Proposed Repurchase Mandate to the extent that the obligation to make a general offer on the part of the above-mentioned substantial Shareholders will be triggered.

Assuming that there is no further issue of the Shares between the Latest Practicable Date and the date of repurchase, the exercise of the Proposed Repurchase Mandate in full will not result in less than 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules.

SHARES REPURCHASED BY THE COMPANY

The Company did not repurchase any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

PROPOSED INDEPENDENT NON-EXECUTIVE DIRECTOR TO BE APPOINTED AT THE AGM

Mr. Yang Xianzu

Mr. Yang, aged 67, is a proposed independent non-executive Director. Mr. Yang graduated from the Department of Telephone and Telegraph at the Wuhan College of Posts and Telecommunications in 1965 and served as the Deputy Director General of the Post and Telecommunications Bureau of Hubei Province and the Director General of the Post and Telecommunications Administration of Henan Province. From 1990 to 1999, Mr. Yang served as the Vice Minister of the Ministry of Posts and Telecommunications and later as Vice Minister of the Ministry of Information Industry. He was the chairman and CEO of China Unicom Limited (Stock Code: 762) from 2000 to 2003. He is currently an independent Non-executive Director of Dongfeng Motor Group Company Limited (Stock Code: 489). Mr. Yang has over 35 years of experience in the telecommunications industry in China. Mr. Yang has extensive knowledge about telecommunications operations.

The proposed appointment of Mr. Yang is for an initial term of 1 year, subject to renewal. The proposed emolument of Mr. Yang's appointment comprises of a basic directors' fee of 120,000 per year and a discretionary bonus to be determined by the Board which is determined taking into account the experience of Mr. Yang and by reference to market rate of comparable companies. Mr. Yang and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within Part XV of the SFO. Mr. Yang has no information to be disclosed pursuant to paragraphs (h) to (w) of Rule 13.51(2) of the Listing Rules and save as disclosed above, there are no other matters that need to be brought to the attention of Shareholders.

RETIRING DIRECTORS SUBJECT TO RE-ELECTION

Mr. Guo Deying

Mr. Guo, aged 42, is the chairman and chief executive officer of the Group. He is responsible for the Group's overall management and the strategic development. Mr. Guo has been the chairman, the legal representative and the general manager of the Group since its establishment in 1993. Mr. GUO has about 13 years of experience in wireless communication industry. Mr. Guo was certified as an engineer by 深圳市工程技術中評委 (Shenzhen City Engineering Technical Central Examination Board) in December 1991. He holds a master's degree in engineering from 上海交通大學 (Shanghai Jiao Tong University). Mr. Guo was appointed as a guest professor by 西安電子科技大學 (Xidian University) for its computer network and information security department in November 2003. In October 2004, Mr. Guo was accredited as 中國優秀民營科技企業家 (Outstanding Entrepreneur of Private-owned Technology Companies in the PRC) by 中華全國工商業聯合會 (China National Industrial and Commercial Association) and 中國民營科技實業家協會 (China Private-owned Technology Industrialists Association).

Pursuant to the existing service agreement between Mr. Guo and the Company, the appointment of Mr. Guo was for an initial fixed term of 3 years commencing from 21 November 2004. The current emolument payable to Mr. Guo is RMB400,000 per year and may, subject to the discretion of the Directors, be reviewed. Mr. Guo is the spouse of Ms. Yang Xiao, a non-executive Director and the son-in-law of Ms. Ma Dehui, a non-executive Director and the mother of Ms Yang Xiao. As at the Latest Practicable Date, Mr. Guo is interested in 221,792,812 Shares under the SFO. Mr. Guo

has no information to be disclosed pursuant to paragraphs (h) to (w) of Rule 13.51(2) of the Listing Rules and save as disclosed above, there are no other matters that need to be brought to the attention of Shareholders.

Mr. Jiang Chao

Mr. Jiang, aged 36, is the chief financial officer, vice president of the Group, and the qualified accountant and company secretary of the Company and is responsible primarily for the finance and administrative functions of the Group. He is an associate member of the Association of Chartered Certified Accountants and a certified public accountant in the PRC. Mr. Jiang joined the Group in June 2002. Mr. Jiang has about 14 years of experience in accounting and finance. Prior to joining the Group, he had worked for the State Audit Bureau. Mr. Jiang had also worked for 僑興電子有限公司 (Qiaoxing Electronic Company Limited) and 深圳市中興新通訊設備有限公司 Shenzhen Zhong Xing Xin Telecom Equipment Company Limited and was responsible for financial and accounting functions. Mr. Jiang obtained a bachelor's degree in Economics from 中山大學 (Zhongshan University) in 1991.

Pursuant to the existing service agreement between Mr. Jiang and the Company, the appointment of Mr. Jiang was for an initial fixed term of 3 years commencing from 21 November 2004. The current emolument payable to Mr. Jiang is RMB300,000 per year and may, subject to the discretion of the Directors, be reviewed. Mr. Jiang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Jiang is interested in 14,000,000 Shares under the SFO. Mr. Jiang has no information to be disclosed pursuant to (h) to (w) of Rule 13.51(2) of the Listing Rules and save as disclosed above, there are no other matters that need to be brought to the attention of Shareholders.

Ms. Yang Xiao

Ms. Yang, aged 38, is a non-executive Director. Ms. Yang joined the Group in August 2001. She graduated with a diploma from 深圳大學 (Shenzhen University). During 1992 to 1995, Ms. Yang worked in 深圳市運輸局 (Shenzhen Transport Bureau). Ms. Yang is the spouse of Mr. Guo.

Ms Yang has entered into an appointment agreement with the Company for an initial term of 3 years commencing from 21 November 2004. Pursuant to the appointment agreement, no emolument is payable to Ms Yang for the appointment of non-executive Director of the Company. Ms Yang is the spouse of Mr Guo Deying, an executive Director and the daughter of Ms. Ma Dehui, a non-executive Director. As at the Latest Practicable Date, Ms. Yang is interested in 207,792,812 Shares under the SFO. Ms Yang has no information to be disclosed pursuant to paragraphs (h) to (w) of Rule 13.51(2) of the Listing Rules and save as disclosed above, there are no other matters that need to be brought to the attention of Shareholders.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting ("Meeting") of China Wireless Technologies Limited (the "Company") will be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 26 May 2006 at 3:00 p.m. for the following purposes:

As Ordinary Business

ORDINARY RESOLUTIONS

1. To receive and consider the audited Financial Statements and the Reports of the directors ("Directors") and the auditors ("Auditors") of the Company for the year ended 31 December 2005.

2. To declare a final dividend.

3. To appoint an additional Director, to re-elect the retiring Directors and to authorise the board of Directors ("Board") to fix the remuneration of the Directors.

4. To re-appoint Auditors and to authorise the Board to fix the remuneration of the Auditors.

As Special Business

ORDINARY RESOLUTIONS

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of, and permission to deal in, the shares of HK$0.01 each in the share capital of the Company ("Shares") to be issued pursuant to the exercise of share options which may be granted under the New Scheme Limit (as defined below), the refreshment of the scheme limit of the Company's share option scheme adopted on 21 November 2004 and all other share option scheme(s) of the Company, up to 10 per cent. of the number of Shares in issue as at the date of passing of this resolution (the "New Scheme Limit") be and is hereby approved and any Director, or any two Directors if affixation of the common seal of the Company is necessary, be and is/are hereby authorised to do all such acts and execute all such documents to effect the New Scheme Limit."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares of HK$0.01 each in the capital of the Company subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") or of any other stock exchange as amended from time to time and the manner of any such repurchase be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares at a price determined by the Directors;

   (c) the aggregate nominal amount of the shares of the Company which are authorised to be repurchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

   "**Relevant Period**" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by laws or the Company's articles of association to be held; or

   (iii) the date upon which the authority set out in this resolution is revoked or varied by way of an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements, options and rights of exchange or conversion which would or might require the exercise of such powers after the end of the Relevant Period (as hereinafter defined);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors pursuant to the approval granted in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the share option scheme of the Company approved by the Stock Exchange; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" shall have the same meaning as that ascribed to it under resolution no. 6 as set out in the notice convening the Meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

8. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT** conditional upon the passing of resolutions nos. 6 and 7 as set out in the notice convening the Meeting, the general mandate granted to the Directors pursuant to resolution no. 7 as set out in the notice convening the Meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 as set out in the notice convening the Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution."

SPECIAL RESOLUTION

9. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

   "**THAT** the existing articles of association of the Company ("Articles") be and is hereby amended in the following manner:

   By replacing the word "special" by "ordinary" immediately after the words "The Members may, at any general meeting convened and held in accordance with these Articles, by" in the existing Article 86(5)."

By Order of the Board of
CHINA WIRELESS TECHNOLOGIES LIMITED
GUO DEYING
Chairman

Hong Kong, 28 April 2006

Notes:

1. The register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both days inclusive) during which period no transfer of share(s) will be effected. Members whose name appear on the register of members of the Company at the close of business on 15 May 2006 will be entitled to attend and vote at the Meeting.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint another person as his/her proxy to attend and vote on his/her behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

3. Where there are joint registered holders of any shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most, or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand in the register in respect of the relevant joint holding.

4. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the annual general meeting.

5. Please refer to Appendix III of the circular of the Company dated 28 April 2006 for the details of the new Director to be elected and the retiring Directors subject to re-election at the Meeting.

As at the date of this notice, the executive Directors are Mr. Guo Deying and Mr. Jiang Chao, the non-executive Directors are Ms. Yang Xiao and Ms. Ma Dehui and the independent non-executive Directors are Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

FORM OF PROXY

Form of proxy for use at the annual general meeting (the "AGM") of the shareholders of China Wireless Technologies Limited (the "Company") to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Friday, 26 May 2006 at 3:00 p.m. (and at any adjournment thereof)

I/We ____

of ____ (Note 1)

being the registered holder(s) of ____________ (Note 2) share(s) of HK$0.01 each (the "Share(s)") in the share capital of the Company, HEREBY APPOINT ______________________ of

____ (Note 3)

or failing him/her, the Chairman of the AGM, to act for me/us at my/our proxy (Note 4) at the AGM to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Friday, 26 May 2006 at 3:00 p.m. (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the AGM and at the said meeting (and at any adjournment thereof) to vote for me/us and on my/our behalf in respect of the said resolutions as hereinunder indicated or, if no such indication is given, as my/our proxy thinks fit and to exercise all rights conferred on proxies under law, regulation and the articles of association of the Company.

		FOR (Note 5)	AGAINST (Note 5)
ORDINARY RESOLUTIONS (Note 6)			
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.		
2.	To declare a final dividend.		
3.(A)(i)	To appoint Mr. Yang Xianzu as an independent non-executive director ("director") (Please refer to the bibliography of Mr. Yang Xianzu as set out in Appendix III of the circular of the Company dated 28 April 2006.).		
3.(A)(ii)	To re-elect Mr. Guo Deying as an executive Director. (Please refer to the bibliography of Mr. Guo Deying as set out in Appendix III of the circular of the Company dated 28 April 2006.).		
3.(A)(iii)	To re-elect Mr. Jiang Chao as an executive Director. (Please refer to the bibliography of Mr. Jiang Chao as set out in Appendix III of the circular of the Company dated 28 April 2006.).		
3.(A)(iv)	To re-elect Ms Yang Xiao a non-executive Director. (Please refer to the bibliography of Ms Yang Xiao as set out in Appendix III of the circular of the Company dated 28 April 2006.).		
3.(B)	To authorise the board ("Board") of Directors to fix the remuneration of the Directors appointed and re-elected under 3(A) above.		
4.	To re-appoint auditors and to authorise the Board to fix the remuneration of the auditors.		

5.	To approve the refreshment of the 10% general limit on grant of options under the share option scheme(s) of the Company.		
6.	To approve the grant of general mandate to the Directors to repurchase the shares ("Shares") of the Company up to 10%.		
7.	To approve the grant of general mandate to the Directors to issue new Shares up to 20%.		
8.	To approve the extension of the general mandate to the Directors to issue additional Shares up to the number of Shares repurchased by the Company.		
SPECIAL RESOLUTION(Note 6)			
9.	To approve the proposed amendment to the articles of association of the Company. (Please refer to the full text of the proposed amendment as set out in resolution No.8 in the Notice of AGM dated 28 April 2006.)		

Dated: ____________________ Signature: ____________________(Note 7)

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Share(s) registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Share(s) registered in your name(s).
3. Please insert the name and address of the proxy desired. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE AGM WILL ACT AS YOUR PROXY. ANY ALTERATION MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.** A proxy need not be a shareholder of the Company but must attend the AGM in person to represent you.
4. A member entitled to vote at the AGM is entitled to appoint one or, if he holds two or more shares, more proxies to attend and vote on his behalf in accordance with the Company's articles of association.
5. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE PUT A TICK ("√") IN THE BOX MARKED "FOR" BESIDE THE RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE PUT A TICK ("√") IN THE BOX MARKED "AGAINST" BESIDE THE RESOLUTION.** Failure to complete any or all of the boxes will entitle your proxy to cast your vote at his/her discretion.
6. Special Resolution shall be passed by an affirmative vote of not less than three-fourths of the Company's total voting shares held by the shareholders who are present at the same meeting (including proxies). Ordinary Resolution shall be passed by an affirmative vote of more than half of the Company's total voting shares held by the shareholders who are present at the same meeting (including proxies).
7. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorised on that corporation's behalf.
8. Where they are joint registered holders of any Share(s), any one of such persons may vote at the AGM, either in person or by proxy, in respect of such Share(s) as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the AGM in person or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share(s) shall alone be entitled to vote in respect thereof.
9. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a certified copy thereof, must be deposited at the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof (as the case may be).
10. Completion and delivery of this form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof (as the case may be) if you so wish. If you attend and vote at the AGM, the authority of your proxy will be revoked.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS

RECEIVED
2006 JUN 23 P 4:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting ("Meeting") of China Wireless Technologies Limited (the "Company") will be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 26 May 2006 at 3:00 p.m. for the following purposes:

As Ordinary Business

ORDINARY RESOLUTIONS

1. To receive and consider the audited Financial Statements and the Reports of the directors ("Directors") and the auditors ("Auditors") of the Company for the year ended 31 December 2005.

2. To declare a final dividend.

3. To appoint an additional Director, to re-elect the retiring Directors and to authorise the board of Directors ("Board") to fix the remuneration of the Directors.

4. To re-appoint Auditors and to authorise the Board to fix the remuneration of the Auditors.

As Special Business

ORDINARY RESOLUTIONS

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of, and permission to deal in, the shares of HK$0.01 each in the share capital of the Company ("Shares") to be issued pursuant to the exercise of share options which may be granted under the New Scheme Limit (as defined below), the refreshment of the scheme limit of the Company's share option scheme adopted on 21 November 2004 and all other share option scheme(s) of the Company, up to 10 per cent. of the number of Shares in issue as at the date of passing of this resolution (the "New Scheme Limit") be and is hereby approved and any Director, or any two Directors if affixation of the common seal of the Company is necessary, be and is/are hereby authorised to do all such acts and execute all such documents to effect the New Scheme Limit."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares of HK$0.01 each in the capital of the Company subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") or of any other stock exchange as amended from time to time and the manner of any such repurchase be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares at a price determined by the Directors;

(c) the aggregate nominal amount of the shares of the Company which are authorised to be repurchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by laws or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements, options and rights of exchange or conversion which would or might require the exercise of such powers after the end of the Relevant Period (as hereinafter defined);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors pursuant to the approval granted in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the share option scheme of the Company approved by the Stock Exchange; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles

of association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" shall have the same meaning as that ascribed to it under resolution no. 6 as set out in the notice convening the Meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

8. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT** conditional upon the passing of resolutions nos. 6 and 7 as set out in the notice convening the Meeting, the general mandate granted to the Directors pursuant to resolution no. 7 as set out in the notice convening the Meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 as set out in the notice convening the Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution."

SPECIAL RESOLUTION

9. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

   "**THAT** the existing articles of association of the Company ("Articles") be and is hereby amended in the following manner:

   By replacing the word "special" by "ordinary" immediately after the words "The Members may, at any general meeting convened and held in accordance with these Articles, by" in the existing Article 86(5)."

By Order of the Board of
CHINA WIRELESS TECHNOLOGIES LIMITED
GUO DEYING
Chairman

Hong Kong, 28 April 2006

Notes:

1. The register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both days inclusive) during which period no transfer of share(s) will be effected. members whose name appear on the register of members of the Company at the close of business on 15 May 2006 will be entitled to attend and vote at the Meeting.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint another person as his/her proxy to attend and vote on his/her behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

3. Where there are joint registered holders of any shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most, or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand in the register in respect of the relevant joint holding.

4. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the annual general meeting.

5. Please refer to Appendix III of the circular of the Company dated 28 April 2006 for the details of the new Director to be elected and the retiring Directors subject to re-election at the Meeting.

As at the date of this notice, the executive Directors are Mr. Guo Deying and Mr. Jiang Chao, the non-executive Directors are Ms. Yang Xiao and Ms. Ma Dehui and the independent non-executive Directors are Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

Please also refer to the published version of this announcement in ***The Standard.***


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

2005 FINAL RESULTS ANNOUNCEMENT

RECEIVED 2006 JUN 23 P 3:34 OFFICE OF INTERNATIONAL CORPORATE FINANCE

HIGHLIGHTS

- Achieved a turnover of HK$354 million, representing an increase of 44.2% over the previous year
- Attained a profit attributable to shareholders of HK$50.9 million, representing an increase of 16.5% over 2004
- Net profit margin was 14.4%, representing a decrease of 3.4% over the corresponding period in 2004
- Basic earnings per share were HK$0.127, representing a decrease of 11% over the same period of the previous year
- The Directors resolved to recommend the payment of a final dividend, subject to the approval of shareholders, of HK$0.02 per share for the year ended 31 December 2005

The board ("Board") of directors ("Directors") of China Wireless Technologies Limited (the "Company") is pleased to present the audited consolidated final results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2005, together with the audited comparative figures for the same period of 2004.

CONSOLIDATED INCOME STATEMENT

	Year ended 31 December	
	2005	2004
	HK$'000	*HK$'000*
REVENUE	**353,995**	245,545
Cost of sales	**(229,880)**	(146,137)
Gross profit	**124,115**	99,408
Other income and gains	**13,801**	2,966
Selling and distribution costs	**(39,427)**	(25,926)
Administrative expenses	**(34,909)**	(21,758)
Other expenses	**(283)**	(1,447)
Finance costs	**(2,979)**	(2,048)
PROFIT BEFORE TAX	**60,318**	51,195
Tax	**(9,442)**	(7,528)
PROFIT FOR THE YEAR	**50,876**	43,667
DIVIDENDS		
Interim	**4,000**	—
Proposed final	**9,964**	8,000
	13,964	8,000
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT COMPANY		
Basic	**12.66 cents**	14.26 cents
Diluted	**12.55 cents**	14.26 cents

CONSOLIDATED BALANCE SHEET

	31 December	
	2005	2004
	HK$'000	*HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	**39,095**	32,256
Intangible assets	**25,373**	7,229
Total non-current assets	**64,468**	39,485
CURRENT ASSETS		
Inventories	**64,599**	28,559
Trade receivables	**110,652**	105,016
Prepayments, deposits and other receivables	**193,419**	96,644
Due from a related company	**—**	258
Due from directors	**201**	1,094
Pledged deposits	**49,077**	29,890
Cash and cash equivalents	**109,606**	80,352
Total current assets	**527,554**	341,813
CURRENT LIABILITIES		
Trade payables	**27,263**	16,122
Notes payable	**91,360**	13,192
Other payables and accruals	**104,635**	67,937
Interest-bearing bank and other borrowings	**31,716**	56,396
Due to a related company	**106**	—
Due to directors	**164**	100
Tax payable	**21,047**	11,350
Total current liabilities	**276,291**	165,097
NET CURRENT ASSETS	**251,263**	176,716
TOTAL ASSETS LESS CURRENT LIABILITIES	**315,731**	216,201
NON-CURRENT LIABILITIES		
Deferred tax liabilities	**2,035**	1,191
Total non-current liabilities	**2,035**	1,191
Net assets	**313,696**	215,010
EQUITY		
Equity attributable to equity holders of the parent company		
Issued capital	**4,490**	4,000
Reserves	**299,242**	203,010
Proposed final dividend	**9,964**	8,000
Total equity	**313,696**	215,010

NOTES TO FINANCIAL STATEMENTS

1.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties and certain buildings, which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

1.2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

2.1 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Properties, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property

HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK (SIC)-Int 21	Income Taxes- Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases- Determination of the Length of Lease Term in respect of Hong Kong Land Leases

Except for HKFRS 2, none of the above new and revised HKFRSs has had material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKFRS 2- Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 2.4 "summary of significant accounting policies" below.

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employee share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

Upon the adoption of HKFRS 2, the consolidated current year's profits decreased by HK$3,741,000 as a result of an increase in the employee compensation expense included in administrative expenses while also resulted in an increase in equity.

The effects on basic and diluted earnings per share are as follows:

— basic earnings per share decreased by 0.93 cent.

— diluted earnings per share decreased by 0.92 cent.

2.2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK (IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

HK (IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK (IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK (IFRIC)-Int 5 and HK (IFRIC)-Int 6 do not apply to the activities of the Group. HK (IFRIC)-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

3. SEGMENT INFORMATION

Segment information is presented by way of the Group's primary segment reporting basis, by business segment. In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No further geographical segment information is presented as over 90% of the Group's revenue is derived from customers based in Mainland China. The Group's customers and operations are located in Mainland China.

The Group's operating businesses are structured and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments in the market of Mainland China. Summary details of the business segments are as follows:

(a) The wireless system solutions segment enables network operators to extend and enhance the transmission quality of their telecommunication networks and support their telecommunication services with management functions and user interface that can provide value-added services to subscribers;

(b) The wireless terminals segment consists of the provision of one-way wireless information receivers currently offered in the form of PDA, fixed wireless terminals mainly for commercial use in office or retail stores and smartphones which integrate a mobile handset and a PDA with wireless applications like e-mail and internet browsing.

Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004.

	2005	2004
	HK$'000	*HK$'000*
Segment revenue:		
Wireless system solutions	**28,405**	36,465
Wireless terminals	**325,590**	209,080
Consolidated revenue	**353,995**	245,545
Segment net profit:		
Wireless system solutions	**12,335**	10,944
Wireless terminals	**76,058**	53,198
	88,393	64,142
Unallocated corporate expenses	**(25,096)**	(10,899)
Finance costs, net	**(2,979)**	(2,048)
Profit before tax	**60,318**	51,195
Tax	**(9,442)**	(7,528)
Profit for the year	**50,876**	43,667

4. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods during the year, after allowances for returns and trade discounts and net of sales tax and value-added tax. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, other revenue and gains is as follows:

	2005	2004
	HK$'000	*HK$'000*
Revenue		
Sale of wireless system solutions and wireless terminals	**353,995**	245,545
Other income and gains		
Gain on disposal of an associate	**—**	1,011
Rental income	**233**	341
Bank interest income	**713**	87
Government grants and subsidies*	**11,191**	869
Maintenance income	**1,206**	166
Sundry income	**458**	492
	13,801	2,966
	367,796	248,511

* The amount mainly represented value added tax ("VAT") refund from a tax bureau and government grants received from a finance bureau to support the Group in research and development.

5. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	2005 HK$'000	2004 HK$'000
Cost of inventories sold	**228,534**	146,137
Depreciation	**2,863**	2,700
Amortisation of patents and licences*	**3,408**	—
Research and development costs:		
Product development costs amortised*	**1,771**	2,239
Current year expenditure	**9,915**	7,503
	11,686	9,742
Operating lease rental	**175**	487
Write-back of provision for trade receivables	**(2,027)**	—
Provision for other receivables	**—**	561
Loss on disposal of items of property, plant and equipment	**85**	132
Auditors' remuneration	**1,500**	1,200
Staff costs (including directors' and senior executives' emolument):		
Salaries and wages	**21,793**	19,789
Staff welfare expenses	**1,146**	1,041
Pension scheme contributions	**1,473**	1,338
Equity-settled share option expense	**3,741**	—
Total staff costs	**28,153**	22,168
Foreign exchange differences, net	**(227)**	—
Rental income	**(233)**	(341)
Bank interest income	**(713)**	(87)
Gain on disposal of an associate	**—**	(1,011)

* The amortization of patents and licenses and deferred product development costs for the year are included in "Administrative expenses" on the face of the consolidated income statement.

6. FINANCE COSTS

	Group	
	2005 HK$'000	2004 HK$'000
Interest expense on:		
Bank loans wholly repayable within one year	**2,979**	1,700
Discounted notes receivable	**—**	348
	2,979	2,048

7. TAX

No provision for Hong Kong profits tax has been made (2004: Nil) as the Group did not generate any assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Current year provision:		
Hong Kong	—	—
Mainland China	**9,442**	7,528
Total tax charge for the year	**9,442**	7,528

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant tax authorities, Yulong Computer Telecommunications Scientific (Shenzhen) Co., Ltd. ("Shenzhen Yulong"), an indirect wholly-owned subsidiary of the Company accredited as a high-technology enterprise and operates in Shenzhen, was exempted from the corporate income tax of the PRC for the two years starting from the first profitable year of operations and was entitled to a 50% relief from the corporate income tax of the PRC for the following six years. The first profitable year of operations of Shenzhen Yulong was 1996. An income tax rate of 15% was applied for the year ended 31 December 2005.

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the country in which the Company and a majority of its subsidiaries are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate to the effective tax rate, are as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit before tax	**60,318**	51,195
Tax at the applicable tax rate (2005: 15%, 2004: 15%)	**9,069**	7,679
Expenses not deductible for tax	**1,418**	—
Income not subject to tax	**(1,045)**	(151)
Tax charge at the Group's effective rate (2005: 15.6%, 2004: 14.7%)	**9,442**	7,528

8. DIVIDEND

	Group	
	2005	2004
	HK$'000	*HK$'000*
Interim		
— HK$0.01 per ordinary share (2004: Nil)	**4,000**	—
Proposed final dividend		
— HK$0.02 (2004: HK$0.02) per ordinary share	**9,964**	8,000
	13,964	8,000

The proposed declaration of a final dividend for the year of HK$0.02 per share (equivalent to a dividend of approximately HK$9,964,000) will be subject to the approval of the Company's shareholders at the forthcoming annual general meeting. The register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both days inclusive) for the purposes of the forthcoming annual general meeting ("AGM") and the proposed declaration of a final dividend. Holders of shares whose name appears on the register of members of the Company as at the close of business of 15 May

2006 will be entitled to attend and vote at the AGM and the proposed final dividend (subject to approval at the AGM) It is expected that, upon obtaining shareholders' approval, the proposed final dividend will be paid on or before 8 June 2006.

A final dividend of HK$0.02 per ordinary share for the year ended 31 December 2004 was paid in 2005 and an interim dividend of HK$0.01 per ordinary share was paid in 2005.

9. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT COMPANY

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent company, and the weighted average number of ordinary shares in issue during the year, as adjusted to reflect the rights issue during the year.

The calculation of diluted earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent company. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

The calculations of basic and diluted earnings per share are based on:

	2005	2004
	HK$'000	*HK$'000*
Earnings		
Net profit attributable to ordinary equity holders of the parent company, used in the basic earnings per share calculation	**50,876**	43,667

	Number of shares	
Shares	**2005**	2004
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**401,745,205**	306,301,370
Effect of dilution — Weighted average number of ordinary shares		
Share options	**3,616,624**	—
	405,361,829	306,301,370

Review of Operations

Turnover

For the year ended 31 December 2005, the Group accomplished a turnover of HK$354.0 million, representing a growth of 44.2% over that of 2004. The increase was principally attributable to sales of the smartphone products which increased by 86% to HK$325.6 million from HK$175.4 million in 2004.

In terms of revenue mix, turnover from smartphones accounted for 92% of the Group's turnover in 2005, as compared with 71% in 2004. Contribution from sales of wireless coverage system decreased from 11% in 2004 to 6% in 2005, while that of integrated telecom business platform decreased from 4% in 2004 to 2% in 2005. Sales from other terminal products vanished in revenue mix was attributable to the upgrading of the Group's wireless terminal products and the changing environment for the market and technologies developments.

	Year ended 31 December			
	2005 HK$ million	**% of turnover**	2004 HK$ million	% of turnover
Wireless systems solutions				
PHS Intelligent Coverage System	**22.1**	**6%**	26.7	11%
Integrated Telecom Business Platform	**6.3**	**2%**	9.8	4%
Subtotal	**28.4**	**8%**	36.5	15%
Wireless terminals				
Smartphones	**325.6**	**92%**	175.4	71%
Fixed wireless terminals	**—**	**—**	32.2	13%
One-way wireless terminals	**—**	**—**	1.5	1%
Subtotal	**325.6**	**92%**	209.1	85%
Total	**354.0**		245.6	

Gross Profit

The Group's gross profit increased by 24.9% to HK$124.1 million in 2005. The gross profit margin decreased by 5.4% to 35.1% in 2005, as compared with 40.5% in 2004. The reasons of the decline included: (1) a smaller proportion of revenue from system solutions, which offered higher gross profit margin, in the revenue mix during the reporting period; (2) the lower gross profit margin of bulk smartphone orders from China Unicom during the reporting period.

Net Profit

For the year ended 31 December 2005, the Group recorded a net profit of HK$50.9 million, representing an increase of 16.5% over 2004. The net profit margin dropped from 17.8% in 2004 to 14.4% in 2005. The major reasons were that, during the reporting period: (1) the gross profit margin of the Group dropped; (2) the Group increased its research and development expenses; and (3) the increase in marketing promotion and brand building expenses.

Selling and distribution costs

Selling and marketing expenses increased by 52% from HK$25.9 million in 2004 to HK$39.4 million in 2005. The increment principally reflected the stepping up of promotional and advertising activities, the higher staff costs as the marketing staff force were enlarged, and the expanded distribution network.

Administrative expenses

Administrative expenses increased by 60% from HK$21.8 million in 2004 to HK$34.9 million in 2005. The increase was mainly attributable to higher research and development expenses as the Group enlarged the research and development staff force specializing in smartphones and 3G.

Income tax expense

In 2005, the Group's income tax expense amounted to HK$9.4 million, as compared to HK$7.5 million in 2004. According to the Income Tax Law of the PRC for Foreign Investment Enterprise and Foreign Enterprises and as approved by relevant tax authorities, the income tax rate of 15% was applied for the year ended 31 December 2005.

Liquidity and Financial Resources

For the year ended 31 December 2005, the Group's operating capital was mainly generated from cash from its daily operations and bank borrowings.

As at 31 December 2005, the Group had a gearing ratio of 47% (based on debt over total assets) (2004: 43%).

As at 31 December 2005, the Group had a current ratio of 52% (based on current liabilities over current assets) (2004: 48%).

Contingent liabilities

As at December 31, 2005, the Group did not have any significant contingent liabilities.

Pledge of assets

As at 31 December 2005, approximately HK$49 million of the Group's bank deposits were pledged to secure notes payable. The Group's office building, with a net book value of approximately HK$29 million (2004:HK$22 million), was pledged to secure a short term bank loan granted to the Group.

Business Activities

As one of the leading wireless data total solutions provider in the PRC, the Group offers innovative products and personalised solutions to satisfy demands of different clients and different industries.

The year of 2005 is an encouraging year. The "Coolpad" brand is widely recognised and enjoys high reputation in the PRC and international smartphone market. In order to further boost the brand awareness of the "Coolpad" brand, the Group actively participated in several domestic and international telecommunication exhibitions.

In 2005, the Group offered 4 new models of smartphones with propriety operation system, including 3 models based on the Linux operating system and 1 model based on Windows CE operating system. The successful development of the Coolpad 728 dual-mode smartphone, which is currently the only smartphone that allows two SIM cards (a GSM card and a CDMA card) to work simultaneously and is the first of its kind in the world, is highly encouraging. The powerful function of the Coolpad 728 dual-mode smartphone immediately attracted huge market interests upon its launch and the Group has secured a large order of 150,000 units of Coolpad 728 dual-mode smartphones from China Unicom in December 2005.

- During the reporting period, the Group established close strategic partnerships with well-known enterprises such as Microsoft, Qualcomm, Da Tang and TI. Through the cooperation with Microsoft, the Group is able to offer updated smartphones with more application functions based on Windows CE platform. Through the cooperation with Qualcomm and TI, the Group keeps abreast with the latest 3G technology development trends to ensure that it will be in a position to offer 3G smartphones and 3G wireless data solutions based on WCDMA and CDMA2000 3G standards. In addition, through these cooperation, the Group reduced the production costs for the smartphone products and is able to deploy more resources to product design. Besides the above cooperation, the Group is also actively working with Datang Telecom to develop the TD-SCDMA 3G standard and TD-SCDMA 3G Smartphones and TD-SCDMA wireless data solutions.

Outlook

The Group plans to launch 5 to 6 new smartphone models targeting different customers and telecom operators to provide wireless data total solutions in 2006. Among the 5 to 6 new smartphone models, 4 models will be based on 2.5G network and the others will be based on 3G network. In addition, it is expected that the TD-SCDMA—GSM dual-mode smartphone will be the major model of 3G smartphone to be developed by the Group in 2006.

Besides the smartphone products, with China expected to officially announce its 3G policies soon, the Group sees a promising imminent prospect for the 3G coverage systems and 3G wireless data total solutions in 2006. The Group will further enhance its 3G coverage systems to cater for telecom operators in the PRC. In addition, since wireless data transmission speed in 3G network is markedly quicker than the current 2.5G network, the Group believes that market potential for 3G wireless data solutions is huge.

In 2006, apart from continuing to keep a close working relationship with China Unicom, the Group will also seek to strengthen the cooperation with China Mobile, China Telecom and China Netcom. The Group is currently developing certain products and solutions for China Mobile and China Telecom and expects the turnover from China Mobile and China Telecom to increase in 2006.

Use of Proceeds

The Company was listed on the Main Board of the Stock Exchange on 9 December 2004. As at 31 December 2005, the Company had used up its listing proceeds as set out in the Company's listing prospectus except for the HK$5 million budgeted for strategic investments as the Company has not yet identified suitable investment targets.

In December 2005, the Company and Data Dreamland Holding Limited, a substantial shareholder of the Company and the placing agents entered into an agreement pursuant to which the Company issued and placed 40,000,000 new Shares, at a price of HK$1.05 per Share by way of top up placing. The net proceed from the placement of the Company was approximately HK$40.5 million, which was used as general working capital of the Group, of which approximately HK$35 million was used for the purchase of materials and components for smartphone products, and the balance of approximately HK$5.5 million was used for promotion of the Group's overall corporate and brand image and enhancing the sales network.

Foreign Exchange Exposure

During the reporting period, the Group's expenses, assets and liabilities were mainly denominated in Renminbi. Taking into account the Group's operation and capital needs, the Directors considered that the Group did not have any significant foreign exchange exposure.

Employees and Remuneration Policy

During the year, the staff cost amounted to HK$28,153,000. The remuneration of the Group's employees is commensurate with their responsibilities and market levels, with discretionary bonuses and training given on a merit basis.

Significant Investments

There were no significant investments held by the Group as at 31 December 2005.

Material Acquisition and Disposals during the Year

There were no material acquisitions and disposals of the Company, its subsidiaries and associated companies as at 31 December 2005.

Purchase, redemption or sale of listed securities of the Company

During the period under review, neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities.

Audit Committee

The audit committee ("Audit Committee") of the Company, comprising three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung (Chairman), has reviewed the accounting principles and practices adopted by the Company and has discussed the audited final control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2005.

Code of Corporate Governance Practice

Throughout the period under review, except for code provision A.2.1 (division of responsibilities between the chairman and chief executive officer), A.5.4 (establishment of written guidelines in respect of dealings in securities of relevant employees), B.1.1 (establishment of remuneration committee), B.1.3 (specified duties of remuneration committee), B.1.4 (making available of the terms of reference of the remuneration committee), C.3.3 (specified duties of the audit committee), C.3.4 (availability of the terms of reference of the audit committee), the Company has complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. During the year, the Company has taken steps to address the requirements of the majority of the above code provisions. As at 31 December 2005, except for code provision A.2.1 (division of responsibilities between the chairman and chief executive officer), the Company has complied with all other code provisions.

By order of the Board of
China Wireless Technologies Limited
GUO Deying
Chairman

Shenzhen, the People's Republic of China, 12 April 2006

As at the date of this announcement, the Board comprises of two executive Directors, namely Mr. Guo Deying, and Mr. Jiang Chao, two non-executive Directors, namely Ms Yang Xiao and Ms Ma Dehui and three independent non-executive Directors, namely Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

Please also refer to the published version of this announcement in ***The Standard.***

:: Investor
Investment Service Centre
Listed Companies Information

RECEIVED
2006 JUN 23 P 4:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA WIRELESS<02369> - Results Announcement

China Wireless Technologies Limited announced on 12/04/2006:
(stock code: 02369)
Year end date: 31/12/2005
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2005 to 31/12/2005 ('000)	(Audited) Last Corresponding Period from 01/01/2004 to 31/12/2004 ('000)
Turnover	:	353,995	245,545
Profit/(Loss) from Operations	:	63,297	53,243
Finance cost	:	(2,979)	(2,048)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	50,876	43,667
% Change over Last Period	:	+17 %	
EPS/(LPS)-Basic (in dollars)	:	0.1266	0.1426
-Diluted (in dollars)	:	0.1255	0.1426
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	50,876	43,667
Final Dividend per Share	:	$0.02	$0.02
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend	:	16/05/2006	to 18/05/2006 bdi.
Payable Date	:	08/06/2006	
B/C Dates for Annual General Meeting	:	16/05/2006	to 18/05/2006 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, and certain buildings, which have been measured at fair value. These financial

statements are presented in Hong Kong dollars and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

2. TURNOVER

For the year ended 31 December 2005, the Group accomplished a turnover of HK$354.0million, representing a growth of 44.2% over that of 2004. The increase was principally attributable to sales of the smartphone products which increased by 86% to HK$325.6million from HK$175.4million in 2004.

In terms of revenue mix, turnover from smartphones accounted for 92% of the Group's turnover in 2005, as compared with 71% in 2004. Contribution from sales of wireless coverage system decreased from 11% in 2004 to 6% in 2005, while that of integrated telecom business platform decreased from 4% in 2004 to 2% in 2005. Sales from other terminal products vanished in revenue mix was attributable to the upgrading of the Group's wireless terminal products and the changing environment for the market and technologies developments.

3. NET PROFIT

For the year ended 31 December 2005, the Group recorded a net profit of HK$50.9million, representing an increase of 16.5% over 2004. The net profit margin dropped from 17.8% in 2004 to 14.4% in 2005. The major reasons were that, during the reporting period: (1) the gross profit margin of the Group dropped; (2) the Group increased its research and development expenses; and (3) the increase in marketing promotion and brand building expenses.

4. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share amount is based on the net profit for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares in issue during the year, as adjusted to reflect the rights issue during the year.

The calculation of diluted earnings per share amounts is based on the net profit for the year attributable to ordinary equity holders of the parent company. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

5. DIVIDEND

The proposed declaration of a final dividend for the year of HK$0.02 per share (equivalent to a dividend of approximately HK$9,964,000) will be subject to the approval of the Company's shareholders at the forthcoming annual general meeting. The register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both days inclusive) for the purposes of the forthcoming annual general meeting("AGM") and the proposed declaration of a final dividend. It is expected that, upon obtaining shareholders' approval, the proposed final dividend will be paid on or

before 8 June 2006.
A final dividend of HK$0.02 per ordinary share for the year ended 31 December 2004 was paid in 2005 and an interim dividend of HK$0.01 per ordinary share was paid in 2005.

CHINA WIRELESS<02369> - Unusual price & volume movements

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the price and trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such fluctuations.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Jiang Chao
Director

4 April 2006"



RECEIVED
2006 JUN 23 P 4: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase in trading volume.

We also confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Jiang Chao
Director

22 March 2006"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Wireless Technologies Limited.

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your shares in China Wireless Technologies Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

DISCLOSEABLE TRANSACTION

ACQUISITION OF PROPERTY

RECEIVED
2006 JUN 23 P 4: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 March 2006

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of the Property pursuant to the Auction Confirmation Letter;
"Announcement"	the announcement of the Company dated 23 February 2006;
"Auction"	the public auction held by the Auctioneer in Shenzhen on 20 February 2006 on which, among others, the Property was put up for auction;
"Auctioneer"	深圳市土地房產交易中心 (Shenzhen Property Transaction Centre);
"Auction Confirmation Letter"	a letter dated 21 February 2006 entered into between Yulong Shenzhen and the Auctioneer which confirmed and set out the terms of the Auction;
"associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	China Wireless Technologies Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange;
"Consideration"	RMB99,000,000, being the consideration of the Property;
"Directors"	directors of the Company;
"Entrusting Party"	廣東省深圳市中級人民法院 (Guangdong Province Shenzhen City Intermediate Level People's Court);
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules;
"Joint Bid Agreement"	an agreement dated 16 February 2006 entered into between Yulong Shenzhen and Pusheng pursuant to which the parties agreed to bid for the Property subject to the terms and conditions therein;
"Latest Practicable Date"	16 March 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers issued by the Stock Exchange;
"PRC"	the People's Republic of China, and except where the context requires, geographical references in this circular to the PRC exclude Hong Kong, Macau Special Administrative Region, and Taiwan;
"Property"	land use rights of Lot No. T401-0091, North District, Hi-New Technology Industrial Park, Shenzhen and buildings thereon;
"Pusheng"	深圳市普晟貿易有限公司 (Shenzhen Pusheng Trading Limited);
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	the ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Yulong Shenzhen"	宇龍計算機通信科技(深圳)有限公司 (Yulong Computer Telecommunications Scientific (Shenzhen) Co., Ltd.);
"sq. m."	square metre(s); and
"%"	per cent or percentage.


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

Executive Directors:
Mr Guo Deying *(Chairman)*
Mr Jiang Chao

Non-Executive Directors:
Ms Yang Xiao
Ms Ma Dehui

Independent Non-Executive Directors:
Dr Huang Dazhan
Mr Xie Weixin
Mr Chan King Chung

Registered Office:
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman, the Cayman Islands
British West Indies

Head office and principal place of business in the PRC
8th Floor, Block B
High Tech Plaza
Tian An Cyberpark
Chegongmiao
Shenzhen
PRC

Principal place of business in Hong Kong:
Room 1902, MassMutual Tower
38 Gloucester Road
Wanchai
Hong Kong

16 March 2006

To the Shareholders

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION OF PROPERTY

INTRODUCTION

Reference is made to the Announcement. On 21 February 2006, Yulong Shenzhen, an indirect wholly-owned subsidiary of the Company and a wireless solution and equipment provider in the PRC, and the Auctioneer signed the Auction Confirmation Letter, pursuant to which Yulong

Shenzhen confirmed the acquisition of the Property which Yulong Shenzhen had successfully bid at the Auction, and agreed to pay the Consideration plus an auction service charge payable to the Auctioneer of RMB1,490,000.

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to give you further information of the Acquisition and other information as required under the Listing Rules.

THE AUCTION CONFIRMATION LETTER

Date of signing	: 21 February 2006		
Parties	: *Entrusting Party*	:	廣東省深圳市中級人民法院 (Guangdong Province Shenzhen City Intermediate Level People's Court)
	Winning bidder	:	Yulong Shenzhen
	Auctioneer	:	深圳市土地房產交易中心 (Shenzhen Property Transaction Centre)
Property	: *Address*	:	land use rights of Lot No. T401-0091, North District, Hi-New Technology Industrial Park, Shenzhen, and buildings thereon
	Gross floor area	:	32,894.7 sq.m. There are four buildings on the Property with a total construction area of 64,607 sq. m. and the same are sold on an "as is" basis.

Consideration and other charges : RMB99,000,000, which was the final bidding price of the Property offered by Yulong Shenzhen and accepted by the Auctioneer at the Auction. The Auction was held in public, and conducted by way of show of hands.

The Consideration plus an auction service charge of RMB1,490,000, which was payable in cash within three business days from the date of signing of the Auction Confirmation Letter, has been fully paid.

In addition, there was an unpaid land use charge of RMB444,572 in respect of the Property for the period from January 2004 to December 2005.

The auction service charge of RMB1,490,000, the unpaid land use charge of RMB444,572 owed by the previous owner, and the land use charge of approximately RMB20,000 (subject to final determination by 深圳市國土資源和房產管理局 (Shenzhen Municipal Bureau of Land Resources and Housing Management)) payable by Yulong Shenzhen, shall also be borne by Yulong Shenzhen and Pusheng in the respective proportion as agreed in the Joint Bid Agreement. No land premium is payable for the Acquisition. The Board confirmed that if there are other charges, the Company will comply with the requirements of the Listing Rules.

THE JOINT BID AGREEMENT

On 16 February 2006, Yulong Shenzhen and Pusheng entered into the Joint Bid Agreement, pursuant to which the parties agreed that Yulong Shenzhen and Pusheng will contribute 75% and 25% of the price of the Property and other related expenses respectively, and will obtain ownership of the Property in such proportion, i.e. Yulong Shenzhen will obtain ownership of 24,671 sq. m. of the gross floor area of the Property with a construction area of 48,455 sq. m. of the three buildings situated thereon, while Pusheng will obtain ownership of the remaining 8,223.7 sq. m. of the gross floor area of the Property with a construction area of 16,152 sq. m. of the remaining building situated thereon. Yulong Shenzhen and Pusheng will separately apply to obtain title certificate(s) for the respective part of the Property and the building(s) thereon. Pursuant to the Joint Bid Agreement, it was agreed between the parties that Yulong Shenzhen would not make a bid if the price of the Property exceeds RMB130,000,000. The parties considered such price to be reasonable considering various factors including the strategic location of the site in the Hi-New Technology Industrial Park, the Property's development potential and its inherent value to the enhancement of the Group's overall corporate image.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of its subsidiaries, including Yulong Shenzhen, are provision of wireless solution and equipment in the PRC.

INFORMATION ON OTHER PARTIES

Pusheng and its ultimate beneficial owners are Independent Third Parties. The principal activities of Pusheng are import and export and research and development of hi-tech electronic products in the PRC.

The Auctioneer is a company whose principal business is real property agency and convening of auctions relating to real property.

The Entrusting Party is the Guangdong Province Shenzhen City Intermediate Level People's Court.

CONFIRMATION OF THE DIRECTORS

The Directors confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Pusheng, the Auctioneer and their ultimate beneficial owners are Independent Third Parties.

SOURCE OF FUNDING

Yulong Shenzhen is responsible for 75% of the Consideration, i.e. RMB74,250,000, which was financed by two existing bank loans of RMB20,000,000 and RMB40,000,000 taken out by Yulong Shenzhen on April 2005 and December 2005 respectively (under both of which no security was given), and the balance was paid by Yulong Shenzhen from its internal resources. Since the said bank loans have been drawn down in January 2006, the Acquisition had no significant effect on the liabilities of the Company.

REASONS FOR ENTERING INTO THE JOINT BID AGREEMENT AND THE ACQUISITION

Due to expansion of business, the existing office of the Group has almost reached its maximum capacity, and the Group has been seeking opportunities to expand or relocate its office. In addition, the Board considers that relocating to the Hi-New Technology Industrial Park will raise the profile and the overall corporate image of the Group. It is intended that the interest in the Property acquired by Yulong Shenzhen pursuant to the Joint Bid Agreement and the Auction Confirmation Letter will be occupied by the Group for office use. The said 75% interests in the Property will be treated as fixed assets of the Group, and booked in the Group's accounts accordingly.

The Board is of the view that it is more cost-efficient to bid for the Property with the backing of a third party who would take up part of the interests in the Property since the Board considers that the business development of the Group in the foreseeable future would not warrant the acquisition and occupation of the whole of the Property by the Group.

The Board considers that the terms of the Joint Bid Agreement and the Auction Confirmation Letter are fair and reasonable, and the acquisition of part interests of the Property is made in the best interest of the Shareholders as a whole.

DISCLOSEABLE TRANSACTION

The acquisition of part interests in the Property constitutes a discloseable transaction of the Company under the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the appendix headed "General Information" to this circular.

Yours faithfully,
For and on behalf of
China Wireless Technologies Limited
Guo Deying
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The Directors confirm that, to the best of their knowledge, information and belief having made all reasonable enquiries, the Auctioneer, the Entrusting Party, Pusheng and their ultimate beneficial owner(s) are Independent Third Parties.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors, the chief executives or their associates in the Shares, underlying share and debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which (a) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); (b) are required, section 352 of the SFO, to be entered into the register referred to therein; or (c) are required, pursuant to the Model Code, were as follows:

(i) Long positions in the Shares

		Number of Shares in which interested						
Name of director	***Note***	**Directly beneficially owned**	**Through spouse or minor children**	**Through controlled corporation**	**Beneficiary of a trust**	**Founder of a discretionary trust**	**Total**	**% of Company's issued share capital**
Mr Guo Deying	1&2	—	207,792,812	14,000,000	—	207,792,812	221,792,812	44.52%
Ms Yang Xiao	1	—	207,792,812	—	—	207,792,812	207,792,812	41.71%
Mr Jiang Chao	3	—	—	—	14,000,000	—	14,000,000	2.81%

(ii) Long positions in shares of associated corporation

Name of director	*Note*	Name of associated corporation	Number of shares held, capacity and nature of interest: Through spouse or minor children	Founder of a discretionary trust	% of issued share capital of the associated corporation
Mr Guo Deying	1	Data Dreamland Holding Limited	1,000	1,000	100
Ms Yang Xiao	1	Data Dreamland Holding Limited	1,000	1,000	100

Notes:

1 The entire issued share capital of Data Dreamland Holding Limited ("Data Dreamland") is held by Barrie Bay Limited ("Barrie Bay"), which is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust, of which 9,999 units are held by HSBC International Trustee Limited ("HSBC Trustee") acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr Guo Deying ("Mr Guo") an executive Director and his spouse, Ms Yang Xiao ("Ms Yang"), a non-executive Director, the beneficiary objects of which include the minor children of Mr Guo and Ms Yang. As at the Latest Practicable Date, each of Mr Guo and Ms Yang is taken to be interested in the 207,792,812 Shares held by Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. The long position of each of Mr Guo and Ms Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Long position in shares of the Company" above refers to the same 207,792,812 Shares.

Each of Mr Guo and Ms Yang is taken to be interested in the entire issued share capital of Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Long position in shares of associated corporation" above refers to the same 1,000 shares in Data Dreamland.

2 M. Guo is taken to be interested in the 14,000,000 Shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited.

3 Mr Jiang Chao, an executive director, is taken to be interested in the 14,000,000 Shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

Save as disclosed above, none of the Directors and chief executives had an interest or short position in the Shares, underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

3. SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES WHICH ARE DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO

As at the Latest Practicable Date, so far as is know to any Director or chief executive of the Company, the following persons, other than a Director or chief executive of the Company, who has an interest or short position in the Shares, underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group and interests in such securities and the particulars of any options in respect of such capital, are as follows:

Long positions in the Shares:

Name	*Notes*	Number of Shares in which interested	Number of Shares in which interested under equity derivatives	Nature of interest	Total number of Shares	% of Company's issued share capital
Data Dreamland Holding Limited	1	207,792,812	—	Beneficial owner	207,792,812	41.81%
Barrie Bay Limited	2	207,792,812	—	Interest of controlled corporation	207,792,812	41.81%
HSBC International Trustee Limited	2	207,792,812	—	Trustee	207,792,812	41.81%
JAFCO Asia Technology Fund	3	33,000,000	—	Beneficial owner	33,000,000	6.64%
JAFCO Asia Technology Fund L.P.	3	33,000,000	—	Interest of controlled corporation	33,000,000	6.64%
JAFCO Asia Technology Holdings Limited	3	33,000,000	—	Interest of controlled corporation	33,000,000	6.64%
JAFCO Investment (Asia Pacific) Limited	3	33,000,000	—	Interest of controlled corporation	33,000,000	6.64%
JAFCO Co., Ltd.	3	33,000,000	—	Interest of controlled corporation	33,000,000	6.64%
Nomura Holdings, Inc.	3	33,000,000	—	Interest of controlled corporation	33,000,000	6.64%

Notes:

1 The entire issued share capital of Data Dreamland is held by Barrie Bay. Barrie Bay is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC Trustee, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr Guo and Ms Yang and the discretionary objects of which include the minor children of Mr Guo and Ms Yang.

2 The 207,792,812 Shares are held by Data Dreamland, the entire share capital of which is held by Barrie Bay, which is acting as the trustee of the Barrie Bay Unit Trust and the entire issued share capital of which is held by HSBC Trustee.

3 The 33,000,000 Shares are held by JATF, a company 100% beneficially owned by JAFCO Asia Technology Fund L.P.

JAFCO Asia Technology Fund L.P. is a limited partnership which is managed by its sole general partner, JAFCO Asia Technology Holdings Limited. JAFCO Co., Ltd. has a 44.38% interest in JAFCO Asia Technology Fund L.P. JAFCO Asia Technology Holdings Limited is 100% beneficially owned by JAFCO Investment (Asia Pacific) Ltd.

JAFCO Investment (Asia Pacific) Ltd. is 100% beneficially owned by JAFCO Co., Ltd.

JAFCO Co., Ltd. is 37.1% beneficially owned by Nomura Holdings, Inc.

Each of JAFCO Asia Technology Fund L.P., JAFCO Asia Technology Holdings Limited, JAFCO Investment (Asia Pacific) Ltd., JAFCO Co., Ltd. and Nomura Holdings, Inc. is taken to be interested in the 33,000,000 Shares held by JATF.

Saved as disclosed above, so far as the Directors are aware, there are no other persons, other than the Directors and chief executives of the Company, who had interests or short position in the Shares, underlying shares or debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and are required to be recorded in the register required to be kept pursuant to Section 336 of the SFO.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any pending or the subject of any threatened litigation or claims of material importance, and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the Company within one year without payment of compensation other than statutory compensation).

6. GENERAL

(a) The registered office of the Company is at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, the Cayman Islands, British West Indies.

(b) The head office and principal place of business of the Company in the PRC is at 8th Floor, Block B, High Tech Plaza, Tian An Cyberpark, Chegongmiao, Shenzhen, PRC.

(c) The principal place of business of the Company in Hong Kong is at Room 1902, MassMutual Tower, 38 Gloucester Road, Wanchai, Hong Kong.

(d) The principal share registrar and transfer office of the Company is Butterfield Bank (Cayman) Limited, whose office is at Butterfield House, 68 Fort Street, P.O. Box 705, George Town, Grand Cayman, Cayman Islands.

(e) The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited, whose office is at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(f) The company secretary and qualified accountant of the Company is Mr Jiang Chao. Mr Jiang is as associate member of the Association of Chartered Certified Accountants, and a certified public accountant in the PRC.


RECEIVED
2006 JUN 23 P 4:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase in trading volume.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Guo Deying
Chairman

17 March 2006"

or any part of the contents of this announcement.


中国无线
CHINA WIRELESS


RECEIVED
2006 JUN 23 P 4:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

ANNOUNCEMENT
DISCLOSEABLE TRANSACTION
ACQUISITION OF PROPERTY

Pursuant to the Auction Confirmation Letter dated 21 February 2006, Yulong Shenzhen, an indirect wholly-owned subsidiary of the Company and which is a wireless solution and equipment provider in the PRC, confirmed the acquisition of the Property and for which Yulong Shenzhen had successfully bid at the Auction and agreed to pay the Consideration of the Property of RMB99,000,000 plus an auction service charge payable to the Auctioneer of RMB1,490,000. The Property was acquired by Yulong Shenzhen for itself and on behalf of Pusheng pursuant to the Joint Bid Agreement whereby agreed that Yulong Shenzhen will bid for the Property and if successful, Yulong Shenzhen and Pusheng will contribute 75% and 25% of the price of the Property and other related expenses respectively and to obtain ownership of the Property in such proportion.

On 20 February 2006, Yulong Shenzhen participated in and won the Auction of the Property held in public in Shenzhen.

The acquisition of part interest in the Property by Yulong Shenzhen by way of auction constitute a discloseable transaction of the Company under the Listing Rules. A circular containing details of the acquisition of the Property will be sent to shareholders of the Company as soon as practicable.

THE AUCTION CONFIRMATION LETTER

On 21 February 2006, Yulong Shenzhen, an indirect wholly-owned subsidiary of the Company and which is a wireless solution and equipment provider in the PRC, and the Auctioneer signed the Auction Confirmation Letter, pursuant to which Yulong Shenzhen confirmed the acquisition of the Property for which Yulong Shenzhen had successfully bid at the Auction and agreed to pay the Consideration for the Property plus an auction service charge payable to the Auctioneer of RMB1,490,000.

Details of the Auction Confirmation Letter are as follows:

Date of signing	: 21 February 2006		
Parties	: Entrusting party	:	廣東省深圳市中級人民法院 (Guangdong Province Shenzhen City Intermediate Level People's Court)
	Winning bidder	:	Yulong Shenzhen
	Auctioneer	:	深圳市土地房產交易中心 (Shenzhen Property Transaction Centre)
Property	: Address	:	land use rights of Lot No. T401-0091, North District, Hi-New Technology Industrial Park, Shenzhen and buildings thereon
	Gross floor area	:	32,894.8 sq. m. There are four buildings on the Property with a total construction area of 64,607 sq. m. and the same are sold on an "as is" basis.

Consideration and other charges : RMB99,000,000, which was the bidding price of Property offered by Yulong Shenzhen and accepted by the Auctioneer at the Auction. The Auction was held in public and conducted by way of show of hands.

The Consideration plus an auction service charge of RMB1,490,000 will be payable in cash within three business days from the date of signing of the Auction Confirmation Letter.

In addition, there was an unpaid land use charge of RMB444,572 in respect of the Property for the period from January 2004 to December 2005.

The auction service charge of RMB1,490,000, the unpaid land use charge of RMB444,572 owed by the previous owner and the land use charge of approximately RMB20,000 (subject to final determination by 深圳市國土資源和房產管理局 (Shenzhen Municipal Bureau of Land Resources and Housing Management)) payable by Yulong Shenzhen, shall also be borne by Yulong Shenzhen and Pusheng in the respective proportion as agreed in the Joint Bid Agreement. No land premium is payable for the acquisition of the Property. The Board confirmed that if there are other charges, the Company will comply with the requirements of the Listing Rules.

THE JOINT BID AGREEMENT

On 16 February 2006, Yulong Shenzhen and Pusheng entered into the Joint Bid Agreement, pursuant to which the parties agreed that Yulong Shenzhen and Pusheng will contribute 75% and 25% of the price of the Property and other related expenses respectively and will obtain ownership of the Property in such proportion, i.e. Yulong Shenzhen will obtain ownership of 24,671 sq. m. of the gross floor area of the Property with a construction area of 48,466 sq. m. of the three buildings situated thereon whilst Pusheng will obtain ownership of the remaining 8,223.7 sq. m. of the gross floor area of the Property with a construction area of 16,152 sq. m. of the remaining building situated thereon. Yulong Shenzhen and Pusheng will separately apply to obtain title certificate(s) for the respective part of the Property and the building(s) thereon. Pursuant to the Joint Bid Agreement, it was agreed between the parties that Yulong

Shenzhen will not make a bid if the price of the Property exceeds RMB130,000,000. The parties considered that such price to be reasonable considering various factors including the strategic location of the site in the Hi-New Technology Industrial Park, the Property's development potential and its inherent value to the enhancement of the Group's overall corporate image.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of its subsidiaries are provision of wireless solution and equipment in the PRC.

INFORMATION ON OTHER PARTIES

Pusheng and its ultimate beneficial owners are Independent Third Parties. The principal activities of Pusheng are import and export, research and development of hi-tech electronic products in the PRC.

The Auctioneer is a company whose principal business is real property agency and convening of auctions relating to real property.

The entrusting party of the Property is the Guangdong Province Shenzhen City Intermediate Level People's Court.

CONFIRMATION OF THE DIRECTORS

The Directors confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Pusheng, the Auctioneer and their respective ultimate beneficial owners are Independent Third Parties.

SOURCE OF FUNDING

Yulong Shenzhen is responsible for 75% of the total Consideration of RMB99,000,000, i.e. RMB74,250,000, which will be financed by two existing bank loans of RMB20,000,000 and RMB40,000,000 taken out by Yulong Shenzhen on April 2005 and December 2005 respectively (under both of which no security was given) and the balance will be paid by Yulong Shenzhen from its internal resources.

REASONS FOR THE JOINT BID AND THE ACQUISITION

Due to expansion of business, the existing office of the Group has almost reached its maximum capacity and the Group has been seeking opportunities to expand or relocate its office. In addition, the Board considers that relocating to the Hi-New Technology Industrial Park will raise the profile and the overall corporate image of the Group. It is intended that the interest in the Property acquired by Yulong Shenzhen pursuant to the Joint Bid Agreement and the Auction Confirmation Letter will be occupied by the Group for office use. The said 75% interests in the Property will be treated as fixed assets of and booked in the Group accounts accordingly.

The Board is of the view that it is more cost-efficient to bid for the Property with the backing of a third party who would take up part of the interests in the Property since the Board considers that the business development of the Group in the foreseeable future would not warrant the acquisition and occupation of the whole of the Property by the Group.

The Board considers the terms of the JointBid Agreement and the Auction Confirmation Letter are fair and reasonable and the acquisition of part interests of the Property is made in the best interest of the shareholders of the Company.

GENERAL

The acquisition of part interests in the Property constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing details of such acquisition will be sent to shareholders of the Company as soon as possible.

DEFINITIONS

"Auction"	the public auction held by the Auctioneer in Shenzhen on 20 February 2006 on which, among others, the Property was put up for auction;
"Auctioneer"	深圳市土地房產交易中心 (Shenzhen Property Transaction Centre);
"Auction Confirmation Letter"	a letter dated 21 February 2006 entered into between Yulong Shenzhen and the Auctioneer which confirmed and set out and the terms of the Auction;
"Board"	the board of Directors;
"Company"	China Wireless Technologies Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange;
"Consideration"	RMB99,000,000, being the consideration of the Property;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"Independent Third Party"	an independent third party not connected with any of the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules;
"JointBid Agreement"	an agreement dated 16 February 2006 entered into between Yulong Shenzhen and Pusheng pursuant to which the parties agreed to bid for the Property subject to the terms and conditions therein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	land use rights of Lot No. T401-0091, North District, Hi-New Technology Industrial Park, Shenzhen and buildings thereon;
"Pusheng"	深圳市普晟經貿有限公司 (Shenzhen Pusheng Trading Limited);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Yulong Shenzhen"	宇龍計算機通信科技(深圳)有限公司 (Yulong Computer Telecommunications Scientific (Shenzhen) Co., Ltd.)
"sq. m."	square metre(s);

This announcement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
China Wireless Technologies Limited
Jiang Chao
Director

Hong Kong, 23 February 2006

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in ***The Standard.***


RECEIVED
2006 JUN 23 P 4:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase in trading volume.

We also confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:

Executive Directors: Guo Deying and Jiang Chao;

Non-Executive Directors: Ma Dehui and Yang Xiao; and

Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Jiang Chao
Director

24 January 2006"

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

CLARIFICATION ANNOUNCEMENT

This announcement is issued pursuant to Rules 13.09 and 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Reference is made to the announcement ("**Original Announcement**") of China Wireless Technologies Limited (the "**Company**") dated 5 January 2006 regarding the placing of existing shares of the Company ("**Shares**"), subscription of new Shares and resumption of trading. Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meaning as defined in the Original Announcement.

The board of directors of the Company wishes to clarify that the total issued share capital of the Company as at the date of the Original Announcement and the date hereof is 450,000,000 instead of 441,000,000 as inadvertently stated in the Original Announcement as a result of the exercise of share options ("**Share Options**") by certain option holders subscribing for a total of 9,000,000 Shares pursuant to the share option scheme ("**Share Option Scheme**") of the Company in late December 2005 and early January 2006. Accordingly, the Subscription Shares of 40,000,000 Shares represent (i) approximately 8.89% of the existing issued share capital of the Company; and (ii) approximately 8.16% of the issued share capital of the Company as enlarged by the Subscription.

This announcement is issued pursuant to Rules 13.09 and 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Rules ("**Listing Rules**").

Reference is made to the announcement ("**Original Announcement**") of China Wireless Technologies Limited (the "**Company**") dated 5 January 2006 regarding the placing of existing shares of the Company ("**Shares**"), subscription of new Shares and resumption of trading. Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meaning as defined in the Original Announcement.

The board of directors ("**Board**") of the Company wishes to clarify that the total issued share capital of the Company as at the date of the Original Announcement and the date hereof is 450,000,000 instead of 441,000,000 as inadvertently stated in the Original Announcement as a result of the exercise of share options ("**Share Options**") by certain option holders subscribing for a total of 9,000,000 Shares pursuant to the share option scheme ("**Share Option Scheme**") of the Company in late December 2005 and early January 2006. Accordingly, the Subscription Shares of 40,000,000 Shares represent (i) approximately 8.89% of the existing issued share capital of the Company; and (ii) approximately 8.16% of the issued share capital of the Company as enlarged by the Subscription.

The shareholding structure of the Company immediately before and after the Placing and the Subscription is summarised as follows: *(Note 1)*

Name of Shareholders	Existing no. of shares held	Approximate %	No. of shares held after Placing but before Subscription *(Note 2)*	Approximate %	No. of shares held after Placing and Subscription *(Note 3)*	Approximate %
Vendor & its associates						
Vendor *(Note 4)*	207,792,812	46.18%	167,792,812	37.29%	207,792,812	42.41%
Wintech Consultants Limited *(Note 5)*	18,000,000	4.00%	18,000,000	4.00%	18,000,000	3.67%
Sub-total	225,792,812	50.18%	185,792,812	41.29%	225,792,812	46.08%
JAFCO Asia Technology Fund	39,079,188	8.68%	39,079,188	8.68%	39,079,188	7.98%
Public	185,128,000	41.14%	185,128,000	41.14%	185,128,000	37.78%
Placees		0.00%	40,000,000	8.89%	40,000,000	8.16%
Total	450,000,000	100%	450,000,000	100%	490,000,000	100%

Note 1: Assuming no Shares are issued as a result of the exercise of options pursuant to the share option scheme of the Company between the date of the Placing and the Subscription

Note 2: Assuming the maximum number of 40,000,000 Placing Shares have been placed

Note 3. Assuming the maximum number of 40,000,000 Subscription Shares have been subscribed

Note 4: The entire issued share capital of the Vendor is held by Barrie Bay Limited. Barrie Bay Limited is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC International Trustee Limited, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying ("Mr. Guo"), an executive Director and Ms. Yang Xiao ("Ms Yang"), the spouse of Mr. Guo and a non-executive Director, and the discretionary objects of which include the children of Mr. Guo and Ms. Yang who are under 18 years old. Each of Mr. Guo and Ms. Yang is taken to be interested in the 207,792,812 shares held by the Vendor as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust.

Note 5: Mr. Guo is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited. In addition, Mr. Jiang Chao, an executive director, is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

This announcement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
China Wireless Technologies Limited
Jiang Chao
Director

Hong Kong, 6 January 2006

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in ***The Standard.***

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase in trading volume.

We also confirm that save as disclosed in the announcement of the Company dated 5 January 2006 in respect of the proposed top-up placement of up to 40,000,000 shares of the Company ("Shares") and the clarification announcement of the Company dated 6 January 2006, there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Jiang Chao
Director

6 January 2006"

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

PLACING OF EXISTING SHARES, SUBSCRIPTION OF NEW SHARES AND RESUMPTION OF TRADING

RECEIVED
2006 JUN 23 P 4: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Placing Agent


滙富集團
KingswayGroup
Kingsway Financial Services Group Limited

Financial Advisor


滙富集團
KingswayGroup
Kingsway Capital Limited

On 4 January 2006, the Vendor, the Company and the Placing Agent entered into the Placing and Subscription Agreement.

Pursuant to the Placing and Subscription Agreement, the Placing Agent would, on a best effort basis, procure investors to purchase and the Vendor would sell, up to 40,000,000 existing Shares, at a price of HK$1.22 per Share.

Pursuant to the Placing and Subscription Agreement, the Vendor conditionally agreed to subscribe for up to 40,000,000 Shares at a price of HK$1.22 per Share. The Subscription Shares of 40,000,000 Shares represent (i) approximately 9.07% of the existing issued share capital of the Company; and (ii) approximately 8.32% of the issued share capital of the Company as enlarged by the Subscription.

The Placing Price (and the Subscription Price) of HK$1.22 represents:

(i) a discount of about 6.2% to the closing price of HK$1.30 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a premium of about 0.7% to the average closing price per Share of HK$1.212 as quoted on the Stock Exchange for the last five full trading days up to and including the Last Trading Day; and

(iii) a premium of about 8.5% to the average closing price per Share of HK$1.124 as quoted on the Stock Exchange for the last ten full trading days up to and including the Last Trading Day.

The Subscription is conditional upon, among other things, (i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Subscription Shares; and (ii) the completion of the Placing.

Assuming 40,000,000 Shares are issued by the Company and subscribed for by the Vendor under the Subscription, the net proceeds to be received by the Company from the Subscription of about HK$47.6 million will be applied as to (i) approximately HK$40 million for the purchase of materials and components; and (ii) approximately HK$7.6 million for marketing and promotion.

At the request of the Company, trading in the Shares has been suspended with effect from 2:30 p.m. on 3 January 2006 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 6 January 2006.

THE PLACING AND SUBSCRIPTION AGREEMENT

Date

4 January 2006

Parties involved

(a) the Vendor

(b) the Company

(c) the Placing Agent

1. The Placing

Placing Agent

Kingsway is the sole Placing Agent. The Placing Agent is 1) not a connected person of the Company; 2) independent from the Company; 3) independent from the connected persons of the Company.

Number of Placing Shares

The Placing Shares of up to 40,000,000 Shares represent approximately 9.07% of the existing issued share capital of the Company.

Placees

The Placing Shares will be placed to not less than six placees who will be independent individual, corporate and/or institutional investors, and who and whose ultimate beneficial owners (i) are not connected persons (as defined in Listing Rules) of the Company; and (ii) are independent of the Company and its connected persons (as defined in the Listing Rules) and other placees. None of the placees nor their respective ultimate beneficial owners will be a substantial shareholder of the Company immediately following the completion of the Placing.

Placing Price

The Placing Price (and the Subscription Price) of HK$1.22 represents:

(i) a discount of about 6.2% to the closing price of HK$1.30 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a premium of about 0.7% to the average closing price per Share of HK$1.212 as quoted on the Stock Exchange for the last five full trading days up to and including the Last Trading Day; and

(iii) a premium of about 8.5% to the average closing price per Share of HK$1.124 as quoted on the Stock Exchange for the last ten full trading days up to and including the Last Trading Day.

The Placing Price was determined on 4 January 2006 and was negotiated on an arm's length basis amongst the parties by reference to, among other things, the recent trading price of the Shares. The Directors consider that the discount is reasonable and comparable to similar recent top-up placing transactions in the market.

Rights

The Placing Shares will be sold free of any encumbrances and third-party rights. The placees will receive all dividends and distributions declared, made or paid on or after completion of the Placing.

Condition of the Placing

The Placing is unconditional.

Completion of the Placing

The Placing is expected to be completed on 10 January 2006 or on such other date as may be agreed between the Vendor and the Placing Agent.

2. The Subscription

Number of Subscription Shares

The number of Subscription Shares is equivalent to the number of Placing Shares, being up to 40,000,000 Shares which represent approximately 8.32% of the issued share capital of the Company as enlarged by the Subscription.

Subscription Price

The Subscription Price is HK$1.22 per Share. The Subscription Price is the same as the Placing Price and is determined after arm's length negotiation amongst the parties.

Mandate to issue new Shares

The Subscription Shares will be issued under the general mandate ("General Mandate") granted to the Directors pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 24 May 2005. As at the date of this announcement, 40,000,000 Shares has been issued and allotted pursuant to such general mandate in a top-up placement in December 2005 ("Top-up Placement"), representing 50% of the General Mandate. If up to 40,000,000 Subscription Shares will be allotted and issued, 100% of the General Mandate will be utilised.

Ranking of Subscription Shares

The Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Subscription Shares.

Conditions of Subscription

The Subscription is conditional upon, among others, (i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Subscription Shares; and (ii) completion of the Placing. Application will be made to the Stock Exchange to grant the approval for the listing of, and permission to deal in, the Subscription Shares.

Completion of Subscription

Under Rule 14A.31(3)(d) of the Listing Rules, the Subscription is expected to be completed within 14 days after the date of the Placing and Subscription Agreement, that is, on or before 18 January 2006.

In the event that the conditions to the Placing and Subscription Agreement are not fulfilled by 4:00 p.m. on 17 January 2006 (or such later date as the Company, the Vendor and the Placing Agent may agree), the rights and obligations of the Company and the Vendor in relation to the Subscription under the Placing and Subscription Agreement shall lapse and be of no further effect, in which event the

Company and the Vendor shall be released from such obligations without any liability save as to any antecedent breach and provided that any right or remedies which shall have accrued shall not be prejudiced or affected.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholding structure of the Company immediately before and after the Placing and the Subscription is summarised as follows. *(Note 1)*

Name of Shareholders	Existing no. of shares held	Approximate %	No. of shares held after Placing but before Subscription *(Note 2)*	Approximate %	No. of shares held after Placing and Subscription *(Note 3)*	Approximate %
Vendor & parties acting in concert with it						
Vendor *(Note 4)*	207,792,812	47.12%	167,792,812	38.05%	207,792,812	43.20%
Wintech Consultants Limited *(Note 5)*	18,000,000	4.08%	18,000,000	4.08%	18,000,000	3.74%
Sub-total	225,792,812	51.20%	185,792,812	42.13%	225,792,812	46.94%
JAFCO Asia Technology Fund	39,079,188	8.86%	39,079,188	8.86%	39,079,188	8.12%
Public	176,128,000	39.94%	176,128,000	39.94%	176,128,000	36.62%
Placees	—	0.00%	40,000,000	9.07%	40,000,000	8.32%
Total	441,000,000	100%	441,000,000	100%	481,000,000	100%

Note 1: Assuming no Shares are issued as a result of the exercise of options pursuant to the share option scheme of the Company between the date of the Placing and the Subscription

Note 2: Assuming the maximum number of 40,000,000 Placing Shares have been placed

Note 3. Assuming the maximum number of 40,000,000 Subscription Shares have been subscribed

Note 4: The entire issued share capital of the Vendor is held by Barrie Bay Limited. Barrie Bay Limited is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC International Trustee Limited, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is owned by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying ("Mr. Guo"), an executive Director and Ms. Yang Xiao ("Ms Yang"), the spouse of Mr. Guo and a non-executive Director, and the discretionary objects of which include the children of Mr. Guo and Ms. Yang who are under 18 years old. Each of Mr. Guo and Ms. Yang is taken to be interested in the 207,792,812 shares held by the Vendor as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust.

Note 5: Mr. Guo is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited. In addition, Mr. Jiang Chao, an executive director, is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

REASONS FOR THE PLACING AND SUBSCRIPTION AND USE OF PROCEEDS

The Directors consider that the Placing and the Subscription represents an opportunity to raise capital for the Company while broadening the shareholder base and the capital base of the Company. In addition, the Board considered that it is a valuable opportunity to raise funds in the current market situation for the Company's future expansion, including purchasing of materials and components.

The Directors have considered other types of fund raising arrangement and consider that the current arrangement is the most efficient way in terms of time and cost for the Company to take advantage of current stock market opportunity.

Assuming 40,000,000 new Shares are issued by the Company and subscribed for by the Vendor under the subscription, the gross proceeds will be HK$48.8 million. The net proceeds, after deducting related placing commission, professional fees and all related expenses incurred in the Placing and the Subscription, which

will be borne by the Company from the Subscription are expected to be approximately HK$47.6 million. The net proceeds will be applied as to (i) approximately HK$40 million for the purchase of materials and components; and (ii) approximately HK$7.6 million for marketing and promotion.

The net proceeds raised under the Subscription is equivalent to a net placing price of about HK$1.19 per Share.

The Directors, including the independent non-executive Directors and the non-executive Directors, consider that the terms of the Placing and the Subscription, which have been negotiated on an arm's length basis in accordance with normal commercial terms, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

The Company was listed on the Stock Exchange on 9 December 2004. The net proceeds from the listing of the Company, as disclosed in the Company's prospectus (the "Prospectus") dated 30 November 2004, after deducting estimated underwriting commission and issue expenses were approximately HK$70 million and were used largely as set out in the Prospectus. Details of the use of proceeds as at the date of this announcement are as follows:

	HK$
Balance as at 1 January 2005	70 million
Proceeds used during the period, including:	
For strengthening research and development capabilities	25 million
For the manufacturing and marketing of smartphones	25 million
For promotion of overall corporation image	9 million
For enhancing the Group's network for sales and provision of customer support services	5 million
For working capital	1 million
Balance as at 5 January 2006	5 million

The Company will continue to use the remaining HK$5 million for strategic investments in wireless technologies companies, as stated in the Prospectus. As at the date hereof, there was no specific target, negotiation, concrete plan in relation to the proposed strategic investments. Such remaining proceeds are currently placed on short-term deposits.

The Company placed 40,000,000 new Shares via the Top-up Placement in December 2005, from which net proceeds of approximately HK$40.5 million were raised. Such proceeds has been applied for use as general working capital of the Group, of which approximately HK$35 million has been used for the purchase of materials and components for smartphone products, and of which approximately HK$5.5 million has been used for promotion of overall corporate and brand image and enhancing the sales network. Please refer to the announcement of the Company dated 7 December 2005 for further details of the Top-up Placement.

Save as disclosed above, there was no equity fund raising activity conducted by the Company in the 12 months immediately preceding the date of this announcement.

GENERAL

The principal business of the Group is the provision of wireless solution and equipment in the PRC.

At the request of the Company, trading in the Shares has been suspended with effect from 2:30 p.m. on 3 January 2006 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 6 January 2006.

TERMS AND DEFINITIONS

"associates"	has its meaning as defined in the Listing Rules
"Board"	The board of directors of the Company
"Company"	China Wireless Technologies Limited, the Shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Existing Shares"	An aggregate of 441,00,000 existing Shares
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Kingsway"	Kingsway Financial Services Group Limited, a licensed corporation to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Last Trading Day"	30 December 2005, being the last full trading day for the Shares prior to this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placing of up to 40,000,000 existing Shares owned by the Vendor on best effort basis pursuant to the terms of Placing and Subscription Agreement
"Placing Agent"	Kingsway
"Placing and Subscription Agreement"	the placing and subscription agreement entered into among the Vendor, the Company and the Placing Agent dated 4 January 2006 in relation to the Placing and the Subscription
"Placing Price"	HK$1.22 per Share
"Placing Shares"	up to 40,000,000 existing Shares beneficially owned by the Vendor and to be placed pursuant to the Placing and Subscription Agreement
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.01 in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of up to 40,000,000 new Shares pursuant to the terms of Placing and Subscription Agreement
"Subscription Price"	HK$1.22 per Share

"Subscription Shares"	the total of 40,000,000 new Shares to be subscribed for by the Vendor pursuant to the Placing and Subscription Agreement
"Vendor"	Data Dreamland Holding Limited, a company incorporated in British Virgin Islands, the entire issued share capital of which is owned by Barrie Bay Limited which is acting as the trustee of the Barrie Bay Unit Trust
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

By order of the Board
China Wireless Technologies Limited
GUO Deying
Chairman

Hong Kong, 5 January 2006

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

Please also refer to the published version of this announcement in ***The Standard.***

CHINA WIRELESS<02369> - Suspension of Trading

At the request of China Wireless Technologies Limited (the "Company"), trading in its shares has been suspended with effect from 2:30 p.m. today (3/1/2006) pending the release of an announcement in relation to a possible top-up placement.

CHINA WIRELESS<02369> - Unusual price & volume movements

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the price and trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase in price and trading volume.

We also confirm that save as disclosed in the announcement of the Company dated 22 December 2005 in respect of the placing of orders for smartphones of the Company from China Unicom Limited, there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Jiang Chao
Director

29 December 2005"

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2006 JUN 23 P 4:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED
中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The board of directors (the "**Board**") of China Wireless Technologies Limited (the "**Company**") has noted today's increases in the price and trading volume of the shares ("**Shares**") of the Company. The Board wishes to state that it is not aware of any reasons for such increases.

The Board also refers to the statements made in various newspaper articles ("**Articles**") published on 22 December 2005 regarding the order of 150,000 "Coolpad 728" dual mode smartphones from China Unicom Limited ("**China Unicom**") with a total contract price of RMB880,000,000. China Unicom may place additional order for smartphones from the Company depending on sales. The Company will dispatch the handsets to China Unicom by stages before the end of 2006.

Save as disclosed above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is issued pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The Board has noted today's increases in the price and trading volume of the Shares. The Board wishes to state that it is not aware of any reasons for such increases.

The Board also refers to the statements made in the various Articles published on 22 December 2005 regarding the order of 150,000 "Coolpad 728" dual mode smartphones from China Unicom with a total contract price of RMB880,000,000. China Unicom may purchase additional order for smartphones from the Company depending on sales. The Company will dispatch the handsets to China Unicom by stages before the end of 2006.

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
China Wireless Technologies Limited
Guo Deying
Chairman

Hong Kong, 22 December 2005

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in ***The Standard.***

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that save as disclosed in the announcement of the Company dated 7 December 2005 in respect of the placing of existing shares and subscription of new shares of the Company, there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Guo Deying
Director

8 December 2005"

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

PLACING OF EXISTING SHARES SUBSCRIPTION OF NEW SHARES AND RESUMPTION OF TRADING

Placing Agents


KingswayGroup


DBS

Financial Advisor


KingswayGroup

On 7 December 2005, the Vendor, the Company and the Placing Agents entered into the Placing and Subscription Agreement.

Pursuant to the Placing and Subscription Agreement, the Placing Agents would, on a best effort basis, procure investors to purchase and the Vendor would sell, up to 40,000,000 existing Shares, at a price of HK$1.05 per Share.

Pursuant to the Placing and Subscription Agreement, the Vendor conditionally agreed to subscribe for up to 40,000,000 Shares at a price of HK$1.05 per Share. The Subscription Shares of 40,000,000 Shares represent (i) approximately 9.98% of the existing issued share capital of the Company; and (ii) approximately 9.07% of the issued share capital of the Company as enlarged by the Subscription.

The Placing Price (and the Subscription Price) of HK$1.05 represents:

(i) a discount of about 7.1% to the closing price of HK$1.13 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of about 7.6% to the average closing price per Share of HK$1.136 as quoted on the Stock Exchange for the last five full trading days up to and including the Last Trading Day; and

(iii) a discount of about 7.6% to the average closing price per Share of HK$1.136 as quoted on the Stock Exchange for the last ten full trading days up to and including the Last Trading Day.

The Subscription is conditional upon, among other things, (i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Subscription Shares; and (ii) the completion of the Placing. Assuming the maximum number of 40,000,000 new Shares are issued by the Company and subscribed for by the Vendor under the Subscription, the net proceeds to be received by the Company from the Subscription of approximately HK$40.5 million will be applied for use as general working capital of the Group, of which approximately HK$35 million will be used for the purchase of materials and components for smartphone products, and of which approximately HK$5.5 million for promotion of overall corporate and brand image and enhancing the sales network.

At the request of the Company, trading in the Shares has been suspended with effect from 2:30 p.m. on 5 December 2005 pending issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 8 December 2005.

THE PLACING AND SUBSCRIPTION AGREEMENT

Date

7 December 2005

Parties involved

(a) the Vendor

(b) the Company

(c) the Placing Agents

1. *The Placing*

Placing Agents

Kingsway and DBS are the Placing Agents. Each of the Placing Agents is independent from and not connected with the directors, the chief executive or the substantial shareholders of the Company or its subsidiaries and/or their respective associates of the Company (as defined under the Listing Rules).

Number of Placing Shares

The Placing Shares of up to 40,000,000 Shares represent approximately 9.98% of the existing issued share capital of the Company.

Placees

The Placing Shares will be placed to not less than six placees who will be independent individual, corporate and/or institutional investors, and who and whose ultimate beneficial owners (i) are not connected persons (as defined in Listing Rules) of the Company; and (ii) are independent of the Company and its connected persons (as defined in the Listing Rules) and other placees. None of the placees nor their respective ultimate beneficial owners will be a substantial shareholder of the Company immediately following the completion of the Placing.

Placing Price

The Placing Price (and the Subscription Price) of HK$1.05 represents:

(i) a discount of about 7.1% to the closing price of HK$1.13 per Share as quoted on the Stock Exchange on the Last Trading Day;

Stock Exchange for the last five full trading days up to and including the Last Trading Day; and

(iii) a discount of about 7.6% to the average closing price per Share of HK$1.136 as quoted on the Stock Exchange for the last ten full trading days up to and including the Last Trading Day.

The Placing Price was determined on 7 December 2005 and was negotiated on an arm's length basis amongst the parties by reference to, among other things, the recent trading price of the Shares. The Directors consider that the discount is reasonable and comparable to similar recent top-up placing transactions.

Rights

The Placing Shares will be sold free of any encumbrances and third-party rights. The placees will receive all dividends and distributions declared, made or paid on or after completion of the Placing.

Condition of the Placing

The Placing is unconditional.

Completion of the Placing

The Placing is expected to be completed on 12 December 2005 or on such other date as may be agreed between the Vendor and the Placing Agents.

2. *The Subscription*

Number of Subscription Shares

The number of Subscription Shares is equivalent to the number of Placing Shares, being up to 40,000,000 Shares which represent approximately 9.07% of the issued share capital of the Company as enlarged by the Subscription.

Subscription Price

The Subscription Price is HK$1.05 per Share. The Subscription Price is the same as the Placing Price and is determined after arm's length negotiation amongst the parties.

Mandate to issue new Shares

The Subscription Shares will be issued under the general mandate granted to the Directors pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 24 May 2005. As at the date of this announcement, no Share has been issued and allotted pursuant to such general mandate. If up to 40,000,000 Subscription Shares will be allotted and issued, 50% of such general mandate will be utilised.

Ranking of Subscription Shares

The Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Subscription Shares.

Conditions of Subscription

The Subscription is conditional upon, among others, (i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Subscription Shares; and (ii) completion of the Placing. Application will be made to the Stock Exchange to grant the approval for the listing of, and permission to deal in, the Subscription Shares.

Completion of Subscription

Under Rule 14A.31(3)(d) of the Listing Rules, the Subscription is expected to be completed within 14 days after the date of the Placing and Subscription Agreement, that is, on or before 21 December 2005.

In the event that the conditions to the Placing and Subscription Agreement are not fulfilled by 4:00 p.m. on 20 December 2005 (or such later date as the Company and the Vendor may mutually agree), the rights and obligations of the Company and the Vendor in relation to the Subscription under the Placing and Subscription Agreement shall lapse and be of no further effect, in which event the Company and the Vendor shall be released from such obligations without any liability save as to any antecedent breach and provided that any right or remedies which shall have accrued shall not be prejudiced or affected.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholding structure of the Company immediately before and after the Placing and the Subscription is summarised as follows. *(Note 1)*

Name of Sharesholders	Existing no. of shares held	Approximate %	No. of shares held after Placing but before Subscription *(Note 2)*	Approximate %	No. of shares held after Placing and Subscription *(Note 3)*	Approximate %
Vendor & its associates						
Vendor *(Note 4)*	207,792,812	51.82%	167,792,812	41.84%	207,792,812	47.12%
Wintech Consultants Limited *(Note 5)*	18,000,000	4.49%	18,000,000	4.49%	18,000,000	4.08%
Sub-total	225,792,812	56.31%	185,792,812	46.33%	225,792,812	51.20%
JAFCO Asia Technology Fund	39,507,188	9.85%	39,507,188	9.85%	39,507,188	8.96%
Public	135,700,000	33.84%	135,700,000	33.84%	135,700,000	30.77%
Placees	—	0.00%	40,000,000	9.98%	40,000,000	9.07%
Total	401,000,000	100.00%	401,000,000	100.00%	441,000,000	100.00%

Note 1: Assuming no Shares are issued as a result of the exercise of options pursuant to the share option scheme of the Company between the date of the Placing and the Subscription

Note 2: Assuming the maximum number of 40,000,000 Placing Shares have been placed

Note 3. Assuming the maximum number of 40,000,000 Subscription Shares have been subscribed

Note 4: The entire issued share capital of the Vendor is held by Barrie Bay Limited. Barrie Bay Limited is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC International Trustee Limited, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is owned by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying ("Mr. Guo"), an executive Director and Ms. Yang Xiao ("Ms Yang"), the spouse of Mr. Guo and a non-executive Director, and the discretionary objects of which include the children of Mr. Guo and Ms. Yang who are under 18 years old. Each of Mr. Guo and Ms. Yang is taken to be interested in the 207,792,812 shares held by the Vendor as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust.

Note 5: Mr. Guo is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited. In addition,, Mr. Jiang Chao, an executive director, is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

REASONS FOR THE PLACING AND SUBSCRIPTION AND USE OF PROCEEDS

The Directors consider that the Placing and the Subscription represents an opportunity to raise capital for the Company while broadening the shareholder base and the capital base of the Company. In addition, the Board considered that it is a valuable opportunity to raise funds in the current market situation for the Company's future expansion, including purchasing of materials and components for smartphone products.

The Directors have considered other types of fund raising arrangement and consider that the current arrangement is the most efficient way in terms of time and cost for the Company to take advantage of current stock market opportunity.

Assuming the maximum number of 40,000,000 new Shares are issued by the Company and subscribed for by the Vendor under the subscription, the gross proceeds is HK$42 million. The net proceeds, after deducting related placing commission, professional fees and all related expenses incurred in the Placing and the Subscription, which will be borne by the Company from the Subscription, are expected to be approximately HK$40.5 million and will be applied for use as general working capital of the Group, of which approximately HK$35 million will be used for the purchase of materials and components for smartphone products, and of which approximately HK$5.5 million for promotion of overall corporate and brand image and enhancing the sales network.

The net proceeds raised under the Subscription is equivalent to a net placing price of approximately HK$1.01 per Share.

The Directors consider that the terms of the Placing and the Subscription, which have been negotiated on an arm's length basis in accordance with normal commercial terms, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

The Company was listed on the Stock Exchange on 9 December 2004. The net proceeds from the listing of the Company, as disclosed in the Prospectus, after deducting estimated underwriting commission and issue expenses, were approximately HK$70 million and were used largely as set out in the Prospectus. Details of the use of proceeds as at 30 September 2005 are as follows:

	HK$
Balance as at 1 January 2005	70 million
Proceeds used during the period, including:	
For strengthening research and development capabilities	15 million
For the manufacturing and marketing of smartphones	25 million
For promotion of overall corporation image	9 million
For enhancing the Group's network for sales and provision of customer support services	5 million
Balance as at 30 September 2005	16 million

The Company will continue to use the remaining proceeds as stated in the Prospectus, i.e. (i) HK$10 million will be used to strengthening the Group's research and development capabilities; (ii) HK$5 million will be used for strategic investments in wireless technologies companies; and (iii) HK$1 million will be used as general working capital of the Group. As at the date hereof, there was no specific target, negotiation, concrete plan in relation to the proposed strategic investments. Such remaining proceeds are currently placed on short-term deposits.

Save as disclosed above, there was no equity fund raising activity conducted by the Company in the 12 months immediately preceding the date of this announcement.

GENERAL

The principal business of the Group is the provision of wireless solution and equipment in the People's Republic of China.

At the request of the Company, trading in the Shares has been suspended with effect from 2:30 p.m. on 5 December 2005 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 8 December 2005.

TERMS AND DEFINITIONS

"associates"	has its meaning as defined under the Listing Rules
"Board"	The board of directors of the Company
"Company"	China Wireless Technologies Limited, the Shares of which are listed on the main board of the Stock Exchange
"DBS"	DBS Asia Capital Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Director(s)"	the director(s) of the Company
"Existing Shares"	An aggregate of 401,000,000 existing Shares
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Kingsway"	Kingsway Financial Services Group Limited, a licensed corporation to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Last Trading Day"	2 December 2005, being the last full trading day for the Shares prior to this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placing of up to 40,000,000 existing Shares owned by the Vendor on a best effort basis pursuant to the Placing and Subscription Agreement
"Placing Agents"	Kingsway and DBS
"Placing and Subscription Agreement"	the placing and subscription agreement entered into among the Vendor, the Company and the Placing Agents dated 7 December 2005 in relation to the Placing and Subscription
"Placing Price"	HK$1.05 per Share
"Placing Shares"	up to 40,000,000 existing Shares beneficially owned by the Vendor and to be placed pursuant to the Placing and Subscription Agreement
"Prospectus"	the prospectus of the Company dated 30 November 2004
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.01 in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription"	the subscription of up to 40,000,000 new Shares pursuant to the Placing and Subscription Agreement
"Subscription Price"	HK$1.05 per Share
"Subscription Shares"	the total of up to 40,000,000 new Shares to be subscribed for by the Vendor pursuant to the Placing and Subscription Agreement
"Vendor"	Data Dreamland Holding Limited, a company incorporated in British Virgin Islands, the entire issued share capital of which is owned by Barrie Bay Limited, which is acting as the trustee of the Barrie Bay Unit Trust
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board
China Wireless Technologies Limited
GUO Deying
Chairman

Hong Kong, 7 December 2005

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

Please also refer to the published version of this announcement in ***The Standard.***

CHINA WIRELESS<02369> - Suspension of Trading

At the request of China Wireless Technologies Limited, trading in its shares has been suspended with effect from 2:30 p.m. today (5/12/2005) pending the release of an announcement relating to a possible top-up placing.

RECEIVED
2006 JUN 23 P 4:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:
Executive Directors: Guo Deying and Jiang Chao;
Non-Executive Directors: Ma Dehui and Yang Xiao; and
Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Guo Deying
Chairman

21 November 2005"

RECEIVED

2006 JUN 23 P 4:34


中国无线
CHINA WIRELESS
China Wireless Technologies Limited
(Incorporated in the Cayman Islands with limited liability)
Interim Report
2005

CONTENTS


1

CORPORATE INFORMATION

Registered office
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman, the Cayman Islands
British West Indies

Head office and principal place of business in the PRC
8th Floor, Block B
High Tech Plaza
Tian An Cyberpark
Che Gongmiao
Shenzhen
The People's Republic of China

Principal place of business in Hong Kong
Room 1902, MassMutual Tower
38 Gloucester Road
Wanchai
Hong Kong

Stock Code
2369

Website address
www.chinawireless.cn

Company secretary and qualified Accountant
Mr. JIANG Chao, *ACCA*

Audit committee
Mr. CHAN King Chung *(Chairperson)*
Dr. HUANG Dazhan
Mr. XIE Weixin

Authorised representatives
Mr. GUO Deying
Mr. JIANG Chao

Auditors and reporting accountants
Ernst & Young
Certified Public Accountants

Legal advisers to the Company
As to Hong Kong law
Mallesons Stephen Jaques

As to Cayman Islands law
Conyers Dill & Pearman



Principal share registrar and transfer office
Butterfield Bank (Cayman) Limited
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands

Hong Kong branch share registrar and transfer office
Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

Principal banker
CITIC Ka Wah Bank Limited

Investor Relations Consultant
Strategic Financial Relations (China) Limited



HIGHLIGHTS

- Achieved a turnover of HK$172 million, representing an increase of 69% over the same period of the previous year

- Attained a profit attributable to shareholders of HK$33 million, representing an increase of 94% over the corresponding period in 2004

- Net profit margin reached 19.0%, representing an increase of 2.5% over the corresponding period in 2004

- Earnings per share reached HK$0.08, representing an increase of 33% over the same period of the previous year

- The Directors resolved to pay an interim dividend of HK$0.01 per share for the six months ended 30 June 2005

FINANCIAL REVIEW

Turnover

For the six months ended 30 June 2005, the Group accomplished a turnover of HK$172,396,000, representing a growth of 68.9% over that of the same period of 2004. The increase was the result of a shift of business focus of the Group to smartphone products in response to market demand, which led to a large increase in smartphone sales from HK$63,875,000 in 2004 to HK$160,384,000 in 2005. During the period under review, over 45,000 units of smartphone have been sold, which number is comparable to the 2004 full year sales figures.

In terms of revenue mix, during the period under review, turnover from smartphones accounted for 93% of the Group's turnover, as compared with 63% for the corresponding period in 2004. Contribution from sales of wireless coverage system decreased from 11% for the six months ended 30 June 2004 to 4% over the corresponding period in 2005,and turnover from integrated telecom business platform increased by about HK$1 million compared with that of the corresponding period of 2004, but representing a slight decrease of 1% in the revenue mix in 2005 in view of the strong growth in overall turnover of the Group. The Group ceased the sales of other terminal products for the six months ended 30 June 2005, which sales have accounted for 14% of the turnover for the same period in 2004, for the following reasons : (1) the fixed wireless terminal market in the PRC is vanishing; and (2) a shift of the Group's business focuses to the smartphone market.

	The six months ended 30 June			
	2005		2004	
	HK$000	**% of turnover**	HK$000	% of turnover
Wireless System solutions				
PHS Intelligent Coverage System	**7,488**	**4%**	11,894	11%
Paging system	**—**	**—**	54	0%
Integrated Telecom Business Platform	**4,524**	**3%**	3,645	4%
Subtotal	**12,012**	**7%**	15,593	15%
Wireless terminals				
Smartphones	**160,384**	**93%**	63,875	63%
Fixed wireless terminals	**—**	**—**	22,500	22%
One-way wireless terminals	**—**	**—**	78	0%
Subtotal	**160,384**	**93%**	86,453	85%
Total	**172,396**		102,046	

Gross Profit

The Group's gross profit increased by 72.9% from HK$37,091,000 for the six months ended 30 June 2004 to HK$64,147,000 for the corresponding period in 2005. The gross profit margin for the period under review also increased to 37.2%, as compared to 36.3% in the corresponding period in 2004. The increase was mainly attributable to a greater proportion of revenue from smartphones, which offers a higher gross profit margin compared to the fixed wireless terminals products.

Selling and distribution costs

Selling and marketing expenses increased by 81% from HK$9,165,000 for the six months ended 30 June 2004 to HK$16,564,000 of the corresponding period in 2005. Such increase principally reflected the stepping up of promotional and advertising activities for the Group's smartphones products and the "Coolpad" brand name, the higher staff costs as the marketing staff force was enlarged, and the extended distribution network.

Administrative expenses

Administrative expenses increased by 15% from HK$9,061,000 for the six months ended 30 June 2004 to HK$10,518,000 for the same period in 2005. The increase was mainly attributable to higher research and development expenses as the Group enlarged the research and development staff force specialising in smartphones, PHS and 3G.

Tax

For the six months ended 30 June 2005, the Group's profit tax charge amounted to HK$5,843,000, as compared to HK$2,592,000 in the same period in 2004. According to the Income Tax Law of the PRC for Foreign Investment Enterprise and Foreign Enterprises and as approved by relevant tax authorities, an income tax rate of 15% was applied to the Group for the six months ended 30 June 2005, which is the same to that of the corresponding period of 2004.

Profit for the period

For the six months ended 30 June 2005, the Group recorded a net profit of HK$32,626,000, representing an increase of 94% over the same period of 2004. The net profit margin raised from 16.5% in the first half of 2004 to 19.0% in the first half of 2005. The major reasons for such increase during the period under review include: (1) Due to the larger economy of scale, the cost of sales decreased and the gross profit margin of the Group increased; (2) the

Group increased effort to raise administrative efficiency and control administrative cost. As a result, the proportion of administrative expenses in turnover decreased by 3% in the first half of 2005.

Liquidity and financial resources

For the six months ended June 30, 2005, the Group's operating capital was mainly generated from cash from its daily operation and bank borrowings.

As at 30 June 2005, the Group had cash and bank balances of HK$47,595,000, as compared to HK$80,352,000 as at 31 December 2004.

As at 30 June, 2005, the Group's total assets amounted to HK$420,386,000 (2004: HK$381,298,000) whereas the Group's current liabilities was HK$179,559,000 (2004: HK$165,097,000).

As at 30 June 2005, the Group had a gearing ratio of 43% (based on debt over total assets) (2004: 44%) and a current ratio of 2 (based on current assets over current liabilities) (2004: 2).

Contingent liabilities

As at June 30, 2005, the Group did not have any significant contingent liabilities.

Pledge of assets

As at 30 June 2005, approximately HK$24,828,000 (2004: HK$29,890,000) of the Group's bank deposits were pledged to secure general bank borrowings.

BUSINESS REVIEW

As a leading wireless data total solutions developer and provider in the PRC, the Group offers innovative and customized products and solutions from back-end system to wireless intelligent terminal products to satisfy demands of various industries and different clients.

During the period under review, as the only domestic smartphone supplier to provide China Unicom with dual-mode smartphones, the Group delivered 30,000 units of "Coolpad 858" dual-mode smartphonee to China Unicom.

The Group is currently undergoing developing of new smartphone series with the Windows operating system and which are targeted to be launched to the market in October this year to satisfy customers' demands. In addition, the Group is actively exploring the corporate market. During the period under review, the Group entered into a distribution agreement with China Electronic Appliance Corporation ("CEAC"), under the China Electronics Group ("CEC"), one of the key electronic information products distributors in the PRC, pursuant to which the Group will supply 20,000 units of "Coolpad 858C" single-mode smartphones to CEAC.

During the report period, the Group achieved outstanding performances in serving the public security, aviation, securities, industrial and commercial sectors. Early this year, the Group delivered 6,000 units of "Coolpad858C" smartphones to the Beijing Administration of Industry and Commerce ("BAIC"). The smartphone was connected with BAIC's information system to form a real-time mobile information platform and provide real-time access to information relating to of counterfeit/illegal merchandise and offer mobile office and other functionalities, greatly enhancing the BAIC's administrative efficiency. In addition, the Group has received a grant of RMB2 million from the Ministry of Information Industry ("MII") for its contribution in promoting the advancement of the information system of the PRC, supporting the Group's further research and development of proprietary operating systems.

OUTLOOK

The smartphone market in the PRC started to take shape in 2000. Its total sales volume grew substantially between then and 2004, with a compound annual growth rate of 240%. According to the forecast by the China Center of Information Industry Development ("CCID"), sales of smartphones in the PRC

between 2005 and 2008 will grow rapidly at a compound annual growth rate of 45%. The demand for smartphones with proprietary operating systems capable of supporting personalised and integrated solutions that meet specific customer requirements in different industries is expected to increase further.

As the PRC government is expected to announce its policies on 3G in the foreseeable future, the Group also sees the promising imminent prospects for its 3G wireless data total solutions. The Group has invested considerable resources into strengthening its 3G wireless data solutions and 3G network coverage, and developing its 3G multi-media data platform. Its objective is to equip itself with the capacity be able to launch integrated 3G solutions tailored for 3G terminal products, network systems and back-end systems to capture the market demand in time when the PRC commences 3G network development.

In 2005, the Group will further consolidate its harmonious business relationship with telecom operators in the PRC, strengthen its marketing network, expand the PRC market and broaden its industry client base. Following the first and highly successful contract with China Unicom for the supply of the "Coolpad 858" dual-mode smartphones, the Group has entered into a second contract with China Unicom for the supply of "Coolpad 858" dual-mode smartphones and delivery is scheduled in the second half of the year.

During the period under review, the Group has successfully launched smartphones series with proprietary operating system, namely the Linuos operating system. In the second half of 2005, in addition to supplying such new smartphone series with Linuos operating system, the Group will market 2 new models of Windows-based smartphones to diversify its customers base, targeting customers with demand for mobile office to provide real-time and handy wireless data total solutions. In line with the progress of development of the 3G network in the PRC, the Group will also launch 3G smartphone and 3G integrated wireless data solutions at the appropriate time.

Looking ahead, the Group will seek to maintain a healthy financial position, boost its existing market, aggressively develop innovative products and new markets, and launch wireless data solutions to cater for the different needs of different industries and clients.

USE OF PROCEEDS

The net proceeds from the listing of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), as disclosed in the Company's prospectus ("Prospectus") dated 30 November 2004, after deducting estimated underwriting commission and issue expenses were approximately HK$70 million (equivalent to approximately RMB74 million) and were used largely as set out in the Prospectus. Details of the use of proceeds as at 30 June 2005 are as follows:

	HK$
Balance as at 1 January 2005	70 million
Proceeds used during the period, including:	
For strengthening research and development capabilities	15 million
For the manufacturing and marketing of smartphones	25 million
For promotion of overall corporation image	9 million
For enhancing the Group's network for sales and provision of customer support services	5 million
Balance as at 30 June 2005	16 million

The Company will continue to apply the remaining proceeds as stated in the Prospectus.

FOREIGN EXCHANGE EXPOSURE

During the reporting period, the Group's expenses, assets and liabilities were mainly denominated in Renminbi. Taking into account the Group's operation and capital needs, the Directors considered that the Group did not have any significant foreign exchange exposure.

EMPLOYEES AND REMUNERATION POLICY

During the report period under review, staff cost amounted to HK$11,995,000. The remuneration of the Group's employees is commensurate with their responsibilities and market levels, with discretionary bonuses and share options given on a merit basis.

SIGNIFICANT INVESTMENTS

There were no significant investments held by the Group as at 30 June 2005.

MATERIAL ACQUISITION AND DISPOSALS DURING THE YEAR

There were no material acquisitions and disposals of the Company, its subsidiaries and associated companies as at 30 June 2005.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

During the period under review, neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities.

SHARE OPTION SCHEME

The Company has adopted a share option scheme ("Share Option Scheme") by a written resolution of all shareholders of the Company on 21 November 2004. Details of options granted under the Scheme were disclosed in Note 16 to the Condensed Financial Statements.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Saved as disclosed under the paragraph "Directors' and chief executive's interests and short positions in shares and underlying shares and debentures", at no time during the period under review were rights to acquire benefits by means of the acquisition of shares in the Company granted to any Director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES

As at 30 June 2005, the interests and short positions of the directors, the chief executive or their associates in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), were as follows:

Long positions in shares of the Company

		Number of shares in which interested						
Name of director	Note	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Founder of a discretionary trust	Total	Percentage of Company's issued share capital
Mr. Guo Deying	1 & 2	—	207,792,812	18,000,000	—	207,792,812	225,792,812	56.45%
Ms. Yang Xiao	1	—	207,792,812	—	—	207,792,812	207,792,812	51.95%
Mr. Jiang Chao	3	—	—	—	18,000,000	—	18,000,000	4.5%

Long positions in shares of associated corporation

Name of Director	Note	Name of associated corporation	Number of shares held, capacity and nature of interest: Through spouse or minor children	Founder of a discretionary trust	Percentage of issued share capital of the associated corporation
Mr. Guo Deying	1	Data Dreamland Holding Limited	1,000	1,000	100
Ms. Yang Xiao	1	Data Dreamland Holding Limited	1,000	1,000	100

Notes:

1. The entire issued share capital of Data Dreamland Holding Limited ("Data Dreamland") is held by Barrie Bay Limited ("Barrie Bay"), which is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust, of which 9,999 units are held by HSBC International Trustee Limited ("HSBC Trustee") acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying ("Mr. Guo") an executive Director and his spouse, Ms. Yang Xiao ("Ms. Yang"), a non-executive Director, the beneficiary objects of which include the minor children of Mr. Guo and Ms. Yang. As at 30 June 2005, each of Mr. Guo and Ms. Yang is taken to be interested in the 207,792,812 shares held by Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms. Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Long position in shares of the Company" above refers to the same 207,792,812 shares.

Each of Mr. Guo and Ms. Yang is taken to be interested in the entire issued share capital of Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms. Yang under the column "Through spouse or minor children" and the column "Founder of discretionary trust" under the table headed "Long position in shares of associated corporation" above refers to the same 1,000 shares.

2. Mr. Guo is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited.

3. Mr. Jiang Chao, an executive director, is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

Save as disclosed above, none of the directors and chief executive had an interest or short position in the shares, underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30 June 2005, the following interests and short positions of 5% or more in the issued share capital and share options of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in shares of the Company

Name	Notes	Number of shares in which interested	Number of shares in which interested under equity derivatives	Nature of interest	Total number of shares	Percentage of Company's issued share capital
Data Dreamland Holding Limited	1	207,792,812	—	Beneficial owner	207,792,812	51.95%
Barrie Bay Limited	2	207,792,812	—	Interest of controlled corporation	207,792,812	51.95%
HSBC International Trustee Limited	2	207,792,812	—	Trustee	207,792,812	51.95%
JAFCO Asia Technology Fund	3	42,207,188	—	Beneficial owner	42,207,188	10.55%
JAFCO Asia Technology Fund L.P.	3	42,207,188	—	Interest of controlled corporation	42,207,188	10.55%
JAFCO Asia Technology Holdings Limited	3	42,207,188	—	Interest of controlled corporation	42,207,188	10.55%
JAFCO Investment (Asia Pacific) Limited	3	42,207,188	—	Interest of controlled corporation	42,207,188	10.55%

Name	Notes	Number of shares in which interested	Number of shares in which interested under equity derivatives	Nature of interest	Total number of shares	Percentage of Company's issued share capital
JAFCO Co., Ltd.	3	42,207,188	—	Interest of controlled corporation	42,207,188	10.55%
Nomura Holdings, Inc.	3	42,207,188	—	Interest of controlled corporation	42,207,188	10.55%

Notes:

1. The entire issued share capital of Data Dreamland is held by Barrie Bay. Barrie Bay is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC Trustee, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is owned by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo and Ms. Yang on 22 November 2005 and the discretionary objects of which include the children of Mr. Guo and Ms. Yang who are under 18 years old.

2. The 207,792,812 shares are held by Data Dreamland, the entire share capital of which is held by Barrie Bay, which is acting as the trustee of the Barrie Bay Unit Trust and the entire issued share capital of which is held by HSBC Trustee.

3. The 42,207,188 shares are held by JATF, a company 100% beneficially owned by JAFCO Asia Technology Fund L.P.

   JAFCO Asia Technology Fund L.P. is a limited partnership which is managed by its sole general partner, JAFCO Asia Technology Holdings Limited. JAFCO Co., Ltd. has a 44.38% interest in JAFCO Asia Technology Fund L.P. JAFCO Asia Technology Holdings Limited is 100% beneficially owned by JAFCO Investment (Asia Pacific) Ltd.

   JAFCO Investment (Asia Pacific) Ltd. is 100% beneficially owned by JAFCO Co., Ltd.

JAFCO Co., Ltd. is 37.1% beneficially owned by Nomura Holdings, Inc.

Each of JAFCO Asia Technology Fund L.P., JAFCO Asia Technology Holdings Limited, JAFCO Investment (Asia Pacific) Ltd., JAFCO Co., Ltd. and Nomura Holdings, Inc. is taken to be interested in the 42,207,188 shares held by JATF.

Saved as disclosed above, so far as the Directors are aware, there are no other persons, other than directors and chief executive of the Company, who had interests or short position in the shares, underlying shares or debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and are required to be recorded in the register required to be kept pursuant to Section 336 of the SFO.

CODE OF CORPORATE GOVERNANCE PRACTICE

Throughout the period under review, save for the following derivations, the Company has complied with the code provisions of the Code of Corporate Governance Practices ("Corporate Governance Code") as set out in Appendix 14 of the Listing Rules:

1. **Code Provision A.2.1**

   This Code Provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. As at 30 June 2005, Mr. Guo Deying is the Chairman and the Chief Executive Officer of the Company. The Company is reviewing such arrangement and will ensure appropriate arrangement will be made in according with the requirements of the Listing Rules.

2. **Code Provision A.5.4**

This Code Provision stipulates that the Board should establish written guidelines on no less exacting terms than the Model Code (as defined below) for the dealings in the securities of the Company by certain employees of the Group who, because of their office or employment, is likely to be in possession of unpublished price sensitive information in relation to the Company or its securities. The Company has adopted such written guidelines on 22 August 2005.

3. **Code Provision B.1.1**

This Code Provision stipulates that the Company should establish a remuneration committee with specific terms of reference and a majority of such committee should be independent non-executive Directors. The Company has established a remuneration committee ("Remuneration Committee") comprising 5 Directors, namely Mr. Jiang Chao, executive Directors, Mrs. Yang Xiao, non-executive Directors and Mr. Chan King Chung, Dr. Huang Dazhan and Mr. Xie Weixin, independent non-executive Directors with specific written terms of reference on 22 August 2005. Mr. Chan King Chung is the Chairman of the Remuneration Committee.

4. **Code Provision B.1.3**

This Code Provision stipulates that the terms of reference of the Remuneration Committee should include certain specific duties. As disclosed above, the Company has established the Remuneration Committee with specific written terms of reference in compliance with this Code Provision on 22 August 2005.

5. **Code Provision B.1.4**

This Code Provision stipulates that the Remuneration Committee should make available its terms of reference explaining its role and the authority delegated to it by the Board. As disclosed above, following the establishment of the Remuneration Committee of the Company and the adoption of its written terms of reference on 22 August 2005, the Company will make arrangement to make available the terms of reference of its Remuneration Committee in accordance with this Code Provision.

6. **Code Provision C.3.3**

This Code Provision stipulates that the terms of reference of the Audit Committee (as disclosed below) should include certain specific duties. The Company has adopted a written terms of reference on 22 August 2005 in compliance with this Code Provision.

7. **Code Provision C.3.4**

This Code Provision stipulates that the Audit Committee should make available its terms of reference explaining its role and the authority delegated to it by the Board. As disclosed above, following adoption of the written terms of reference of the Audit Committee on 22 August 2005, the Company will make arrangement to make available the terms of reference of its Remuneration Committee in accordance with this Code Provision.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of the Company's Directors, the Directors complied with the required standard set out in the Model Code throughout the period under review.

AUDIT COMMITTEE

The audit committee (the "Audit Committee") of the Company, comprising three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung, has reviewed the accounting principles and practices adopted by the Company and has discussed the auditing, internal control and financial reporting matters. The Group's unaudited financial statements for the six months ended 30 June 2005 has been reviewed by the members of the Audit Committee, who are of the opinion that such statements comply with applicable accounting standards, the Listing Rules and legal requirements and that adequate disclosures have been made therein.

MATERIAL LEGAL PROCEEDINGS

As at 30 June 2005, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the board of directors was aware of.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

The Board of Directors of China Wireless Technologies Limited (the "Company") is pleased to present the unaudited interim results of the company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005, together with the unaudited comparative figures for the same period of 2004. The condensed consolidated interim financial statements have not been audited, but have been reviewed by the Company's audit committee.

	Notes	**The six months ended 30 June** **2005** **HK$'000** **Unaudited**	2004 HK$'000 Unaudited
TURNOVER	4	**172,396**	102,046
Cost of sales		**108,249**	64,955
Gross profit		**64,147**	37,091
Other revenue	4	**4,079**	1,928
Selling and distribution costs		**16,564**	9,165
Administrative expenses		**10,518**	9,061
Other operating expenses		**860**	260
Profit from operating activities	6	**40,284**	20,533
Finance costs	7	**1,815**	1,085
Share of losses of an associate		**—**	—
PROFIT BEFORE TAX		**38,469**	19,448
TAX	8	**5,843**	2,592
PROFIT FOR THE PERIOD		**32,626**	16,856
EARNINGS PER SHARE	10		
— Basic, (HK$)		**0.08**	0.06
DIVIDEND			
Proposed dividend	9	**4,000**	—

CONSOLIDATED BALANCE SHEET

	Notes	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
NON-CURRENT ASSETS			
Fixed assets		**32,916**	32,256
Investment property		**—**	—
Interest in an associate		**—**	—
Product development costs		**16,201**	7,229
		49,117	39,485
CURRENT ASSETS			
Inventories		**33,521**	28,559
Trade receivables	12	**142,851**	105,016
Prepayments, deposits and other receivables		**122,396**	96,644
Tax prepaid		**—**	—
Due from related companies		**—**	258
Due from directors		**78**	1,094
Pledged time deposit		**24,828**	29,890
Cash and bank balances		**47,595**	80,352
		371,269	341,813

CONSOLIDATED BALANCE SHEET

	Notes	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
CURRENT LIABILITIES			
Bank and other loans		**44,177**	56,396
Trade payables	13	**27,591**	16,122
Notes payables		**9,020**	13,192
Accrued liabilities and other payables		**81,564**	67,937
Tax payable		**17,192**	11,350
Due to related companies		**—**	—
Due to the directors		**15**	100
		179,559	165,097
NET CURRENT ASSETS		**191,710**	176,716
TOTAL ASSETS LESS CURRENT LIABILITIES		**240,827**	216,201
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**1,191**	1,191
		239,636	215,010
REPRESENTED BY:			
Paid-in capital	14	**4,000**	4,000
Reserves	15	**231,636**	203,010
Proposed dividend	9,15	**4,000**	8,000
Shareholders' equity		**239,636**	215,010

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
TOTAL EQUITY		
Balance at 1 January	**215,010**	95,123
Surplus on revaluation of land and buildings	**—**	—
Deferred tax on revaluation surplus	**—**	—
Net profit from ordinary activities attributable to shareholders	**32,626**	16,856
Issue of shares, including share premium	**—**	—
Share issue expenses	**—**	—
Dividend paid	**(8,000)**	—
Balance at 30 June	**239,636**	111,979


25

CONSOLIDATED CASH FLOW STATEMENT

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash inflow/(outflow) from operating activities	**(4,703)**	22,844
Net cash outflow from investing activities	**(6,020)**	(19,250)
Net cash outflow from financing activities	**(22,034)**	(2,213)
Net increase/(decrease) in cash and bank balances	**(32,757)**	1,381
Cash and bank balances at beginning of period	**80,352**	17,589
Effects of foreign exchange rate changes, net		
Cash and bank balances at end of the period	**47,595**	18,970
Analysis of balances of cash and bank balances		
Cash and bank balances	**47,595**	18,970

BALANCE SHEET

	Notes	**30 June 2005 HK$'000 (Unaudited)**	31 December 2004 HK$'000 (Audited)
NON-CURRENT ASSETS			
Interest in subsidiaries	11	**126,103**	71,694
		126,103	71,694
CURRENT ASSETS			
Prepayments, deposits and other receivables		**7,773**	—
Due from directors		**—**	—
Pledged time deposit		**—**	29,890
Cash and cash equivalents		**3,526**	44,432
		11,299	74,322
CURRENT LIABILITIES			
Accrued liabilities and other payables		**906**	361
Due to the directors		**1,699**	1,694
		2,605	2,055
NET CURRENT ASSETS		**8,694**	72,267
		134,797	143,961
CAPITAL AND RESERVES			
Share capital	14	**4,000**	4,000
Reserves	15	**126,797**	131,961
Proposed dividend	9,15	**4,000**	8,000
		134,797	143,961

1. CORPORATE INFORMATION AND GROUP REORGANISATION

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

The principal activity of the Company is investment holding. Details of the principal activities of the Company's subsidiaries are set out in note 11 to the financial statements. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

The holding company of the Company is Data Dreamland Holding Limited ("Data Dreamland"), which was incorporated in the British Virgin Islands ("BVI") on 3 February 2003. All shares in Data Dreamland are held by Barrie Bay Limited under the family trust set up by Mr. Guo Deying ,the executive director of the Company, and Ms. Yangxiao, the non-executive director of the Company.

2. BASIS OF PREPARATION

The interim financial statements have been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that is significant to facilitate an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for the full financial statements prepared in accordance with Hong Kong Financial Reporting Standards.

The interim financial statements are unaudited, but have been reviewed by the Audit Committee of Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of presentation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except in relation to the following new and revised Hong Kong Financial Reporting Standard ("HKFRS") that affect the Group and are adopted for the first time for the current period's financial statements:

Hong Kong Financial Reporting Standard ("HKFRS") 2 — Share based Payment

In prior periods, no recognition and measurement of share-based transactions in which employees of the Group (including the Directors) were granted share options over shares in the Company was required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including Directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with the employees is measured by reference to the fair value at the date at which the instruments are granted. The fair value is determined by an external valuer using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Hong Kong Financial Reporting Standard ("HKFRS") 2 — Share based Payment (Continued)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

4. SEGMENT INFORMATION

Segment information is presented by way of the Group's primary segment reporting basis, by business segment. In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No further geographical segment information is presented as over 90% of the Group's revenue is derived from customers based in the People's Republic of China ("PRC"). The Group's customers and operations are located in the PRC.

4. SEGMENT INFORMATION (Continued)

The Group's operating businesses are structured and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments in the PRC market. Summary details of the business segments are as follows:

(a) the wireless system solutions segment enables network operators to extend and enhance the transmission quality of their telecommunication networks and support their telecommunication services with management functions and user interface that can provide value-added services to subscribers;

4. SEGMENT INFORMATION (Continued)

(b) the wireless terminals segment consists of the provision of one-way wireless information receivers currently offered in the form of PDA, fixed wireless terminals mainly for commercial use in office or retail stores and smart phones which integrate the functionalities of mobile phones and PDAs with other wireless applications such as e-mail and Internet connection and browsing.

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Segment revenue		
Wireless system solutions	**12,012**	15,593
Wireless terminals	**160,384**	86,453
Consolidated revenue	**172,396**	102,046
Segment net profit		
Wireless system solutions	**4,762**	10,494
Wireless terminals	**41,636**	15,659
	46,398	26,153
Unallocated corporate expenses	**(6,114)**	(5,620)
Profit from operating activities	**40,284**	20,533
Finance costs net	**(1,815)**	(1,085)
Share of profits/(Losses) of associates	**—**	—
Profit before tax	**38,469**	19,448
Tax	**(5,843)**	(2,592)
Profit after tax	**32,626**	16,856
Minority interests	**—**	—
Net profit attributable to shareholders	**32,626**	16,856

5. TURNOVER AND OTHER REVENUE

Turnover represents the net invoiced value of goods sold and services rendered during the period under review, after allowances for returns and trade discounts and net of sales tax and value-added tax. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, other revenue and gain is as follows:

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Turnover		
Sale of wireless system solutions and wireless terminals	**172,396**	102,046
Other revenue and gain		
Gain on disposal of an associate	**—**	1,011
Rental income	**146**	146
Interest income	**538**	61
Government grants and subsidies	**3,235**	416
Maintenance income	**75**	53
Sundry income	**85**	241
	4,079	1,928
	176,475	103,974

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Cost of inventories sold and services provided	**108,249**	64,955
Depreciation	**1,258**	1,288
Research and development costs:		
Deferred expenditure amortised	**731**	615
Current year expenditure	**3,204**	2,806
Operating lease rental	**52**	52
Write-back of provision for trade receivables	**—**	(7)
Provision for other receivables	**—**	—
Loss on disposal of fixed assets	**—**	92
Auditors' remuneration	**600**	600
Staff costs (including directors' and senior executives' emoluments)		
Salaries and wages	**10,610**	9,006
Staff welfare expenses	**639**	528
Pension scheme contributions	**746**	607
Total staff costs	**11,995**	10,141
Rental income	**(146)**	(146)
Interest income	**(538)**	(61)
Gain on disposal of an associate	**—**	(1,011)

7. FINANCE COSTS

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Interest expense on:		
Amount due to a director	**—**	—
Bank loans wholly repayable within one year	**1,815**	1,085
Discounted notes receivable	**—**	—
	1,815	1,085

8. TAX

No provision for Hong Kong profits tax has been made (Six months ended 30 June2004: Nil) as the Group did not generate any assessable profits arising in Hong Kong during the period under review. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Current year provision:		
Hong Kong	**—**	—
PRC	**5,843**	2,592
Total tax charge for the period	**5,843**	2,592

8. TAX (Continued)

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant tax authorities, Yulong Computer Telecommunications Scientific (Shenzhen) Co., Ltd. ("Shenzhen Yulong"), a wholly-owned subsidiary of the Company operating in PRC, which is qualified as a high-technology enterprise and operates in Shenzhen, was exempted from corporate income tax of the PRC for the two years starting from the first profitable year of operations and was entitled to a 50% relief from the corporate income tax of the PRC for the following six years. The first profitable year of operations of Shenzhen Yulong was 1996. An income tax rate of 15% was applied for the six months ended 30 June 2005.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	The six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Profit before tax	**38,469**	19,448
Tax at the applicable tax rate (June 2005: 15%, June 2004: 15%)	**5,770**	2,917
Expenses not deductible for tax	**73**	—
Income not subject to tax	**—**	(325)
Tax charge at the Group's effective rate (June 2005: 15.2%, June 2004: 13.3%)	**5,843**	2,592

9. DIVIDEND

The Directors resolved to an interim dividend of HK$0.01 per share in respect of the six months ended 30 June 2005 to shareholders whose names appear on the register of members of the Company by close of business on 15 September 2005. (Six months ended 30 June 2004: Nil). For this purpose the register of members of the Company will be closed from 12 to 15 September 2005 (both days inclusive) during which no transfer of shares will be effected.

10. EARNINGS PER SHARE

The calculation of basic earnings per share for the report period is based on the profit from ordinary activities attributable to shareholders of HK$32,626,000 and the weighted average number of 400,000,000 ordinary shares in issue during the report period.

No diluted earnings per share amounts for the six months ended 30 June 2005 have been presented as the Company did not have any dilutive potential ordinary shares during the report period.

11. INTERESTS IN SUBSIDIARIES

	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
Unlisted shares, at cost	**44,991**	44,991
Due from subsidiaries	**81,112**	26,703
	126,103	71,694

The amounts due from subsidiaries included in the Company's non-current assets are unsecured, interest-free and not repayable within one year.



12. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on credit. The credit period is generally for a period of three months and a longer credit term of four to six months may be given to customers with long term business relationship and good repayment history.

An aged analysis of the trade receivables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
Within 3 months	**119,882**	100,264
4 to 6 months	**23,441**	4,192
7 to 12 months	**2,918**	3,815
1 to 2 years	**1,118**	1,253
More than 2 years	**—**	—
	147,359	109,524
Provision	**(4,508)**	(4,508)
	142,851	105,016

13. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
Within 3 months	**24,717**	5,898
4 to 6 months	**784**	3,494
7 to 12 months	**557**	4,968
More than 1 year	**1,533**	1,762
	27,591	16,122

14. SHARE CAPITAL

	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
Authorised: 1,000,000,000 ordinary shares of HK$0.01 each	**10,000**	10,000
Issued and fully paid: 400,000,000 ordinary shares of HK$0.01 each	**4,000**	4,000

15. RESERVES

	Share premium account HK$'000	Contributed surplus HK$'000	Revaluation reserves HK$'000	Statutory reserves HK$'000	Retained profits HK$'000	Proposed dividend HK$'000	Total HK$'000
At 1 January 2005	95,282	390	6,749	2,214	98,375	8,000	211,010
Share issue expenses							0
Net profit for six months					32,626		32,626
Proposed dividend					(4,000)	4,000	
Dividend paid						(8,000)	(8,000)
At 30 June 2005	95,282	390	6,749	2,214	127,001	4,000	235,636
At 1 January 2004	29,770	390	0	2,214	62,709	0	95,083
Net profit for six months					16,856		16,856
At 30 June 2004	29,770	390	0	2,214	79,565	0	111,939

16. SHARE OPTIONS

Pursuant to the share option scheme ("Share Option Scheme") adopted by the Company on 21 November 2004, certain classes of participants (including employees, consultants, advisers, suppliers or customers of the Group) may be granted options to subscribe for the shares of the Company.

16. SHARE OPTIONS (Continued)

As at 30 June 2005, the number of shares which may fall to be issued under share options granted was 40,000,000, which represented 10% of the Company's shares in issue as at that date. None of the options granted was exercised nor cancelled during the six months period ended 30 June 2005. None of the options were granted to the directors or substantial shareholders of the Company.

During the period under review, the Company has granted options to subscribe for an aggregate of 40,000,000 shares pursuant to the terms of the Share Option Scheme, as follows:

(a) on 2 June 2005, options for the subscription of 10,000,000 shares were granted to certain employees and consultants of the Group which are exercisable during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the second anniversary thereof at an exercise price of HK$0.70 per share. A consideration of HK$1.00 is payable by the grantee upon acceptance of the grant. The closing price per share as at 1 June 2005, being the date immediately before the date the options were granted, was HK$0.68;

(b) on 6 June 2005, options for the subscription of 20,000,000 shares were granted to certain employees and consultants of the Group which are exercisable during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the third anniversary thereof at an exercise price of HK$0.70 per share. A consideration of HK$1.00 is payable by the grantee upon acceptance of the grant. The closing price per share as at 3 June 2005, being the date immediately before the date the options were granted, was HK$0.70.

16. SHARE OPTIONS (Continued)

(c) on 20 June 2005, options for the subscription of 10,000,000 shares were granted to certain employees of the Group at an exercise price of HK$0.87 per share, which are exercisable in the manner as detailed below:

(i) as for options for 1,000,000 shares held by 2 grantees of options for 500,000 shares each, such options are exercisable by each of the grantees:

(a) in respect of options for 128,000 shares, at any time during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the fourth anniversary thereof;

(b) in respect of options for 124,000 shares, at any time during the period commencing from the first anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

(c) in respect of options for 124,000 shares, at any time during the period commencing from the second anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(d) in respect of options for 124,000 shares, at any time during the period commencing from the third anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

16. SHARE OPTIONS (Continued)

(ii) as for options for 5,000,000 shares held by 25 grantees of options for 200,000 shares each, such options are exercisable by each of the grantees:

(a) in respect of options for 52,000 shares, at any time during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the fourth anniversary thereof;

(b) in respect of options for 52,000 shares, at any time during the period commencing from the first anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

(c) in respect of options for 48,000 shares, at any time during the period commencing from the second anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(d) in respect of options for 48,000 shares, at any time during the period commencing from the third anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(iii) as for options for 4,000,000 shares, exercisable during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the third anniversary thereof.

16. SHARE OPTIONS (Continued)

A consideration of HK$1.00 is payable by the grantee upon acceptance of the grant. The closing price per share as at 17 June 2005, being the date immediately before the date the options were granted, was HK$0.89.

The share options granted by the Company are summarised in the following table:

Date of grant of share options	Category of grantee	Number of shares subject to the options granted	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding at 30 June 2005	Exercise period of share options	Exercise price of share options (HK$/ share)
2 June 2005	Consultants of the Company	2,000,000	—	—	—	2,000,000	7 June 2005 to 6 June 2007	0.7
		2,000,000	—	—	—	2,000,000		
2 June 2005	Employees of the Company	8,000,000	—	—	—	8,000,000	7 June 2005 to 6 June 2007	0.7
6 June 2005	Employees of the Company	20,000,000	—	—	—	20,000,000	7 June 2005 to 6 June 2008	0.7
20 June 2005	Employees of the Company	1,000,000	—	—	—	1,000,000	*Note 1*	0.87
20 June 2005	Employees of the Company	4,000,000	—	—	—	4,000,000	28 June 2005 to 27 June 2008	0.87
20 June 2005	Employees of the Company	5,000,000	—	—	—	5,000,000	*Note 2*	0.87
		38,000,000				38,000,000		
		40,000,000				40,000,000		

Notes:

1. Such options are being held by 2 grantees of options for 500,000 shares each, which are exercisable by each of the grantees in the following manner:

   (a) in respect of options for 128,000 shares, at any time during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the fourth anniversary thereof;

   (b) in respect of options for 124,000 shares, at any time during the period commencing from the first anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

16. SHARE OPTIONS (Continued)

Notes: (Continued)

(c) in respect of options for 124,000 shares, at any time during the period commencing from the second anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(d) in respect of options for 124,000 shares, at any time during the period commencing from the third anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant.

2. Such options are being held by 25 grantees of options for 200,000 shares each, which are exercisable by each of the grantees in the following manner:

(a) in respect of options for 52,000 shares, at any time during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the fourth anniversary thereof;

(b) in respect of options for 52,000 shares, at any time during the period commencing from the first anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

(c) in respect of options for 48,000 shares, at any time during the period commencing from the second anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(d) in respect of options for 48,000 shares, at any time during the period commencing from the third anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant.

The Directors consider that it is not appropriate to state the value of the share options granted during the period on the ground that certain assumptions and variables which are crucial to derive the fair value of the share options using the Black-Scholes option price model cannot be reasonably determined. Accordingly, the Directors believe that any valuation of the share options based on a great number of speculative assumptions and variables would not be meaningful and may be misleading to the shareholders.

17. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its warehouse premises and office building premises under operating lease arrangements for lease terms of 51 months and 12 months, respectively. The total future minimum lease payments under non-cancellable operating leases committed at the respective balance sheet dates to be made by the Group were as follows:

	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
Within one year	**150**	115
In the second to fifth years, inclusive	**257**	128
Over five years	**—**	—
	407	243

18. RELATED PARTY TRANSACTIONS

During the year, the Group had the following significant transactions with related parties:

	Note	**30 June 2005 HK$'000**	30 June 2004 HK$'000
Rental expense to a related company	(a)	**103**	103
Interest expense on amount due to a director	(b)	**—**	—

Notes:

(a) During the report period 2005, Shenzhen Yulong used the warehouse facilities of Space Star with half year charge of HK$103,000. The rental charge was made according to the market value.

(b) No interest expense on the amount due to a director was incurred in 2005.

19. DIRECTORS' REMUNERATION

The remuneration of the directors of the Company for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is analysed as follows:

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Fees:	**115**	—
Other emoluments of executive directors		
Salaries, allowances and benefits in kind	**228**	172
Pension scheme contributions	**2**	2
	230	174
	345	174

(a) Independent non-executive directors

The fees paid to the Group's independent non-executive directors during the six months were as follows:

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Mr. Xie Weixin	**—**	—
Dr. Huang Dazhan	**60**	—
Mr. Chan King Chung	**50**	—
	110	—

There were no other emoluments payable to the independent non-executive directors during the six months.

19. DIRECTORS' REMUNERATION (Continued)

(b) Executive directors and non-executive directors

2005	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
Executive directors:					
Mr. Guo Deying	—	171	—	—	171
Mr. Jiang Chao	5	57	—	2	64
Non-executive directors					
Ms. Ma Dehui	—	—	—	—	—
Ms. Yang Xiao	—	—	—	—	—
	5	228	—	2	235

2004	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
Executive directors:					
Mr. Guo Deying	—	115	—	—	115
Mr. Jiang Chao	—	57	—	2	59
Non-executive directors					
Ms. Ma Dehui	—	—	—	—	—
Ms. Yang Xiao	—	—	—	—	—
	—	172	—	2	174

20. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	30 June 2005 HK$'000 (Unaudited)	31 December 2004 HK$'000 (Audited)
Trade receivables discounted with recourse	**705**	705

Note:

(a) The trade receivables discounted with recourse to Communication Bank of China belonged to Shenzhen Yulong, a subsidiary of the Company.

21. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 22 August 2005.


中国无线
CHINA WIRELESS


RECEIVED
2006 JUN 23 P 4: 3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2005

HIGHLIGHTS

- Achieved a turnover of HK$172 million, representing an increase of 69% over the same period of the previous year
- Attained a profit attributable to shareholders of HK$33 million, representing an increase of 94% over the corresponding period in 2004
- Net profit margin reached 19.0%, representing an increase of 2.5% over the corresponding period in 2004
- Earnings per share reached HK$0.08, representing an increase of 33% over the same period of the previous year
- The Directors resolved to pay an interim dividend of HK$0.01 per share for the six months ended 30 June 2005

The board ("Board") of directors ("Directors") of China Wireless Technologies Limited (the "Company") is pleased to present the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005, together with the unaudited comparative figures for the same period of 2004.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		The six months ended 30 June	
		2005	2004
		Unaudited	Unaudited
	Notes	***HK$000***	*HK$000*
TURNOVER	4	**172,396**	102,046
Cost of sales		**108,249**	64,955
Gross profit		**64,147**	37,091
Other revenue	4	**4,079**	1,928
Selling and distribution costs		**16,564**	9,165
Administrative expenses		**10,518**	9,061
Other operating expenses		**860**	260
Profit from operating activities		**40,284**	20,533
Finance costs	6	**1,815**	1,085
Share of losses of an associate		**—**	—
PROFIT BEFORE TAX		**38,469**	19,448
TAX	7	**5,843**	2,592
PROFIT FOR THE PERIOD		**32,626**	16,856
EARNINGS PER SHARE	9		
— Basic (HK$)		**0.08**	0.06
DIVIDEND			
Proposed dividend	8	**4,000**	—

CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2005 (Unaudited)	31 December 2004 (Audited)
	HK$'000	*HK$'000*
NON-CURRENT ASSETS		
Fixed assets	**32,916**	32,256
Investment property	**—**	—
Interest in an associate	**—**	—
Product development costs	**16,201**	7,229
	49,117	39,485
CURRENT ASSETS		
Inventories	**33,521**	28,559
Trade receivables	**142,851**	105,016
Prepayments, deposits and other receivables	**122,396**	96,644
Tax prepaid	**—**	—
Due from related companies	**—**	258
Due from directors	**78**	1,094
Pledged time deposit	**24,828**	29,890
Cash and bank balances	**47,595**	80,352
	371,269	341,813

	The six months ended 30 June 2005 (Unaudited) HK$000	31 December 2004 (Audited) HK$000
CURRENT LIABILITIES		
Bank and other loans	**44,177**	56,396
Trade payables	**27,591**	16,122
Notes payables	**9,020**	13,192
Accrued liabilities and other payables	**81,564**	67,937
Tax payable	**17,192**	11,350
Due to related companies	**—**	—
Due to the directors	**15**	100
	179,559	165,097
NET CURRENT ASSETS	**191,710**	176,716
TOTAL ASSETS LESS CURRENT LIABILITIES	**240,827**	216,201
NON-CURRENT LIABILITIES		
Deferred tax liabilities	**1,191**	1,191
	239,636	215,010
REPRESENTED BY:		
Paid-in capital	**4,000**	4,000
Reserves	**231,636**	203,010
Proposed dividend	**4,000**	8,000
Shareholders' equity	**239,636**	215,010

NOTES TO FINANCIAL STATEMENTS

1. Basis of preparation

The interim financial statements have been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that is significant to facilitate an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for the full financial statements prepared in accordance with Hong Kong Financial Reporting Standards.

The interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company.

2. Summary of significant accounting policies

The condensed consolidated financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of presentation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except in relation to the following new and revised Hong Kong Financial Reporting Standard ("HKFRS") that affect the Group and are adopted for the first time for the current period's financial statements:

Hong Kong Financial Reporting Standard ("HKFRS") 2 — Share based Payment

In prior periods, no recognition and measurement of share-based transactions in which employees of the Group (including the Directors) were granted share options over shares in the Company was required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including Directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with the employees is measured by reference to the fair value at the date at which the instruments are granted. The fair value is determined by an external valuer using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting are conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

3. Segment information

Segment information is presented by way of the Group's primary segment reporting basis, by business segment. In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No further geographical segment information is presented as over 90% of the Group's revenue is derived from customers based in the People's Republic of China ("PRC"). The Group's customers and operations are located in the PRC.

The Group's operating businesses are structured and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments in the PRC market. Summary details of the business segments are as follows:

(a) the wireless system solutions segment enables network operators to extend and enhance the transmission quality of their telecommunication networks and support their telecommunication services with management functions and user interface that can provide value-added services to subscribers;

(b) the wireless terminals segment consists of the provision of one-way wireless information receivers currently offered in the form of PDA, fixed wireless terminals mainly for commercial use in office or retail stores and smart phones which integrate the functionalities of mobile phones and PDAs with other wireless applications such as e-mail and Internet connection and browsing.

	The six months ended 30 June	
	2005	2004
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Segment revenue		
Wireless system solutions	**12,012**	15,593
Wireless terminals	**160,384**	86,453
Consolidated revenue	**172,396**	102,046
Segment net profit		
Wireless system solutions	**4,762**	10,494
Wireless terminals	**41,636**	15,659
	46,398	26,153
Unallocated corporate expenses	**(6,114)**	(5,620)
Profit from operating activities	**40,284**	20,533
Finance costs net	**(1,815)**	(1,085)
Share of profits/(Losses) of associates	**—**	—
Profit before tax	**38,469**	19,448
tax	**(5,843)**	(2,592)
Profit after tax	**32,626**	16,856
Minority interests	**—**	—
Net profit attributable to shareholders	**32,626**	16,856

4. Turnover and other revenue

Turnover represents the net invoiced value of goods sold and services rendered during the period under review, after allowances for returns and trade discounts and net of sales tax and value-added tax. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover and other revenue is as follows:

	The six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Turnover		
Sale of wireless system solutions and wireless terminals	**172,396**	102,046
Other revenue		
Gain on disposal of an associate	**—**	1,011
Rental income	**146**	146
Interest income	**538**	61
Government grants and subsidies	**3,235**	416
Maintenance income	**75**	53
Sundry income	**85**	241
	4,079	1,928
	176,475	103,974

5. Profits from operating activities

The Group's profits from operating activities are arrived at after charging/(crediting):

	The six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Cost of inventories sold and services provided	**108,249**	64,955
Depreciation	**1,258**	1,288
Research and development costs:		
Deferred expenditure amortised	**731**	615
Current year expenditure	**3,204**	2,806
Operating lease rental	**52**	52
Write-back of provision for trade receivables	**—**	(7)
Provision for other receivables	**—**	—
Loss on disposal of fixed assets	**—**	92
Auditors' remuneration	**600**	600
Staff costs (including directors' and senior executives' emoluments)		
Salaries and wages	**10,610**	9,006
Staff welfare expenses	**639**	528
Pension scheme contributions	**746**	607
Total staff costs	**11,995**	10,141
Rental income	**(146)**	(146)
Interest income	**(538)**	(61)
Gain on disposal of an associate	**—**	(1,011)

6. Finance costs

	The six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest expense on:		
Amount due to a director	**—**	—
Bank loans wholly repayable within one year	**1,815**	1,085
Discounted notes receivable	**—**	—
	1,815	1,085

7. Tax

No provision for Hong Kong profits tax has been made (Six months ended 30 June 2004: Nil) as the Group did not generate any assessable profits arising in Hong Kong during the period under review. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	The six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current year provision:		
Hong Kong	**—**	—
PRC	**5,843**	2,592
Total tax charge for the period	**5,843**	2,592

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant tax authorities, Yulong Computer Telecommunications Scientific (Shenzhen) Co., Ltd. ("Shenzhen Yulong"), a wholly-owned subsidiary of the Company operating in PRC, which is qualified as a high-technology enterprise and operates in Shenzhen, was exempted from corporate income tax of the PRC for the two years starting from the first profitable year of operations and was entitled to a 50% relief from the corporate income tax of the PRC for the following six years. The first profitable year of operations of Shenzhen Yulong was 1996. An income tax rate of 15% was applied for the six months ended 30 June 2005.

A reconciliation of the tax expense applicable to profits before tax using the statutory rates for the countries in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	The six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Profit before tax	**38,469**	19,448
Tax at the applicable tax rate (June 2005: 15%, June 2004: 15%)	**5,770**	2,917
Expenses not deductible for tax	**73**	—
Income not subject to tax	**—**	(325)
Tax charge at the Group's effective rate (June 2005: 15.2%, June 2004: 13.3%)	**5,843**	2,592

8. Dividend

The Directors resolved to an interim dividend of HK$0.01 per share in respect of the six months ended 30 June 2005 to shareholders whose names appear on the register of members of the Company by close of business on 15 September 2005. (Six months ended 30 June 2004: Nil). For this purpose the register of members of the Company will be closed from 12 to 15 September 2005 (both days inclusive) during which no transfer of shares will be effected.

9. Earnings per share

The calculation of basic earnings per share for the report period is based on the profit from ordinary activities attributable to shareholders of HK$32,626,000 and the weighted average number of 400,000,000 ordinary shares in issue during the report period.

No diluted earnings per share amounts for the six months ended 30 June 2005 have been presented as the Company did not have any dilutive potential ordinary shares during the report period.

MANAGEMENT DISCUSSION & ANALYSIS

Financial Review

Turnover

For the six months ended 30 June 2005, the Group accomplished a turnover of HK$172,396,000, representing a growth of 68.9% over that of the same period of 2004. The increase was the result of a shift of business focus of the Group to smartphone products in response to market demand, which led to a large increase in smartphone sales from HK$63,875,000 in 2004 to HK$160,384,000 in 2005. During the period under review, over 45,000 units of smartphone have been sold, which number is comparable to the 2004 full year sales figures.

In terms of revenue mix, during the period under review, turnover from smartphones accounted for 93% of the Group's turnover, as compared with 63% for the corresponding period in 2004. Contribution from sales of wireless coverage system decreased from 11% for the six months ended 30 June 2004 to 4% over the corresponding period in 2005, and turnover from integrated telecom business platform increased by about HK$1 million compared with that of the corresponding period of 2004, but representing a slight decrease of 1% in the revenue mix in 2005 in view of the strong growth in overall turnover of the Group. The Group ceased the sales of other terminal products for the six months ended 30 June 2005, which sales have accounted for 14% of the turnover for the same period in 2004, for the following reasons: (1) the fixed wireless terminal market in the PRC is vanishing; and (2) a shift of the Group's business focuses to the smartphone market.

	The six months ended 30 June			
	2005		2004	
	HK$'000	*% of turnover*	*HK$'000*	*% of turnover*
Wireless System solutions				
PHS Intelligent Coverage System	**7,488**	**4%**	11,894	11%
Paging system	**—**	**—**	54	0%
Integrated Telecom Business Platform	**4,524**	**3%**	3,645	4%
Subtotal	**12,012**	**7%**	15,593	15%
Wireless terminals				
Smartphones	**160,384**	**93%**	63,875	63%
Fixed wireless terminals	**—**	**—**	22,500	22%
One-way wireless terminals	**—**	**—**	78	0%
Subtotal	**160,384**	**93%**	86,453	85%
Total	**172,396**		102,046	

Gross Profit

The Group's gross profit increased by 72.9% from HK$37,091,000 for the six months ended 30 June 2004 to HK$64,147,000 for the corresponding period in 2005. The gross profit margin for the period under review also increased to 37.2%, as compared to 36.3% in the corresponding period in 2004. The increase was mainly attributable to a greater proportion of revenue from smartphones, which offers a higher gross profit margin compared to the fixed wireless terminals products.

Net Profit

For the six months ended 30 June 2005, the Group recorded a net profit of HK$32,626,000, representing an increase of 94% over the corresponding period of in 2004 2004. The net profit margin raised from 16.5% for the six months ended 30 June 2004 to 19.0% for the corresponding period in 2005. The major reasons for such increase during the period under review include: (1) economy of scale resulting from the enlarged operations of the Group which lead to a lower average cost of sales; (2) the Group effectively adopted measures to improve administrative efficiency and to control administrative cost. As a result, the proportion of administrative expenses to turnover decreased by 3% in the first half of 2005 as compared to the corresponding period in 2004.

Selling and distribution costs

Selling and marketing expenses increased by 81% from HK$9,165,000 for the six months ended 30 June 2004 to HK$16,564,000 for the corresponding period in 2005. Such increase principally reflected the stepping up of promotional and advertising activities for the Group's smartphones products and the "Coolpad" brand name, the higher staff costs as the marketing staff force was enlarged, and the extended distribution network.

Administrative expenses

Administrative expenses increased by 15% from HK$9,061,000 for the six months ended 30 June 2004 to HK$10,518,000 for the same period in 2005. The increase was mainly attributable to higher research and development expenses as the Group enlarged the research and development staff force specialising in smartphones, PHS and 3G.

Tax

For the six months ended 30 June 2005, the Group's profit tax charge amounted to HK$5,843,000, as compared to HK$2,592,000 in the same period in 2004. According to the Income Tax Law of the PRC for Foreign Investment Enterprise and Foreign Enterprises and as approved by relevant tax authorities, an income tax rate of 15% was applicable to the Group for the six months ended 30 June 2005, which is the same to that of the corresponding period of 2004.

Liquidity and financial resources

For the six months ended June 30, 2005, the Group's operating capital was mainly generated from cash from its daily operation and bank borrowings.

As at 30 June 2005, the Group had cash and bank balances of HK$47,595,000, as compared to HK$80,352,000 as at 31 December 2004.

As at 30 June 2005, the Group's total assets amounted to HK$420,386,000 (2004: HK$381,298,000) whereas the Group's current liabilities was HK$179,559,000 (2004: HK$165,097,000).

As at 30 June 2005, the Group had a gearing ratio of 43% (based on debt over total assets) (2004: 44%) and a current ratio of 2 (based on current assets over current liabilities) (2004: 2).

Contingent liabilities

As at June 30, 2005, the Group did not have any significant contingent liabilities.

Pledge of assets

As at 30 June 2005, approximately HK$24,828,000 (2004: HK$29,890,000) of the Group's bank deposits were pledged to secure general bank borrowings.

Business Review

As a leading wireless data total solutions developer and provider in the PRC, the Group offers innovative and customized products and solutions from back-end system to wireless intelligent terminal products to satisfy demands of various industries and different clients.

During the period under review, as the only domestic smartphone supplier to provide China Unicom with dual-mode smartphones, the Group delivered 30,000 units of "Coolpad 858" dual-mode smartphones to China Unicom.

The Group is currently undergoing development of new smartphone series with the Windows operating system and which are targeted to be launched to the market in October this year to satisfy customers' demands. In addition, the Group is actively exploring the corporate market. During the period under review, the Group entered into a distribution agreement with China Electronic Appliance Corporation ("CEAC"), under the China Electronics Corporation Group ("CEC"), one of the key electronic information products distributors in the PRC, pursuant to which the Group will supply 20,000 units of "Coolpad 858C" single-mode smartphones to CEAC.

During the report period, the Group achieved outstanding performances in serving the public security, aviation, securities, industrial and commercial sectors. Earlier this year, the Group delivered 6,000 units of "Coolpad 858C" smartphones to the Beijing Administration of Industry and Commerce ("BAIC"). Those smartphones were connected to BAIC's information system to form a real-time mobile information platform and provide real-time access to information relating to of counterfeit/illegal merchandise and offer mobile office and other functionalities, greatly enhancing the BAIC's administrative efficiency. In addition, the Group has received a grant of RMB2 million from the Ministry of Information Industry ("MII") in recognition of its contribution in promoting the advancement of the information system of the PRC, supporting the Group's further research and development of propriety operating system.

Outlook

The smartphone market in the PRC started to take shape in 2000. Its total sales volume grew substantially between then and 2004, with a compound annual growth rate of 240%. According to the forecast by the China Center of Information Industry Development ("CCID"), sales of smartphones in the PRC between 2005 and 2008 will grow rapidly at a compound annual growth rate of 45%. Accordingly, the demand for smartphones with proprietary operating systems capable of supporting personalised and integrated solutions that meet specific customer requirements in different industries is expected to increase.

As the PRC government is expected to announce its policies on 3G in the foreseeable future, the Group also see the promising imminent prospects for its 3G wireless data total solutions. The Group has invested considerable resources into strengthening its 3G wireless data solutions and 3G network coverage, and developing its 3G multi-media data platform. Its objective is to equip itself with the capacity be able to launch integrated 3G solutions tailored for 3G terminal products, network systems and back-end systems to capture the market demand in time when the PRC commences 3G network development.

In 2005, the Group will further consolidate its harmonious business relationship with telecom operators in the PRC, strengthen its marketing network, expand the PRC market and broaden its industry client base. Following the first and highly successful contract with China Unicom for the supply of the "Coolpad 858" dual-mode smartphones, the Group has entered into a second contract with China Unicom for the supply of "Coolpad 858" dual-mode smartphones and delivery is scheduled in the second half of the year.

During the period under review, the Group has successfully launched smartphones series with propriety operating system, namely the Linuos operating system. In the second half of 2005, in addition to supplying such new smartphone series with Linuos operating system, the Group will also market 2 new models of Windows-based smartphones to diversify its customers base, targeting customers with demand for mobile office to provide real-time and handy wireless data total solutions. In line with the progress of development of the 3G network in the PRC, the Group will also launch 3G smartphone and 3G integrated solutions at the appropriate time.

Looking ahead, the Group will seek to maintain a healthy financial position, boost its existing market, aggressively develop innovative products and new markets, and launch system solutions to cater for the different needs of different industries and clients.

Use of Proceeds

The net proceeds from the listing of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), as disclosed in the Company's prospectus ("Prospectus") dated 30 November 2004, after deducting estimated underwriting commission and issue expenses, were approximately HK$70 million (equivalent to approximately RMB74 million), and were used largely as set out in the Prospectus. Details of the use of proceeds as at 30 June 2005 are as follows:

	HK$
Balance as at 1 January 2005	70 million
Proceeds used during the period, including:	
For strengthening research and development capabilities	15 million
For the manufacturing and marketing of smartphones	25 million
For promotion of overall corporation image	9 million
For enhancing the Group's network for sales and provision of customer support services	5 million
Balance as at 30 June 2005	16 million

The Company will continue to apply the remaining proceeds as stated in the Prospectus.

Foreign Exchange Exposure

During the reporting period, the Group's expenses, assets and liabilities were mainly denominated in Renminbi. Taking into account the Group's operation and capital needs, the Directors considered that the Group did not have any significant foreign exchange exposure.

Employees and Remuneration Policy

During the report period under review, staff cost amounted to HK$11,995,000. The remuneration of the Group's employees is commensurate with their responsibilities and market levels, with discretionary bonuses given on a merit basis.

Significant Investments

There were no significant investments held by the Group as at 30 June 2005.

Material Acquisition and Disposals during the Year

There were no material acquisitions and disposals of the Company, its subsidiaries and associated companies as at 30 June 2005.

Purchase, redemption or sale of listed securities of the Company

During the period under review, neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities.

Audit Committee

The audit committee ("Audit Committee") of the Company comprising three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung, has reviewed the accounting principles and practices adopted by the Company and has discussed the auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's unaudited financial statements for the six months ended 30 June 2005.

Code of Corporate Governance Practice

Throughout the period under review, except for code provisions A.2.1 (division of responsibilities between the chairman and chief executive officer), A.5.4 (establishment of written guidelines in respect of dealings in securities of relevant employees), B.1.1 (establishment of remuneration committee), B.1.3 (specified duties of remuneration committee), B.1.4 (making available of the terms of reference of the remuneration committee), C.3.3 (specified duties of the audit committee), C.3.4 (availability of the terms of reference of the audit committee), the Company has complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

By order of the Board
China Wireless Technologies Limited
GUO Deying
Chairman

Hong Kong, 22 August 2005

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

*Please also refer to the published version of this announcement in **(The Standard)***


RECEIVED
2006 JUN 23 P 4:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS<02369> - Results Announcement

China Wireless Technologies Limited announced on 22/08/2005:
(stock code: 02369)
Year end date: 31/12/2005
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2005 to 30/06/2005 ('000)	(Unaudited) Last Corresponding Period from 01/01/2004 to 30/06/2004 ('000)
Turnover	:	172,396	102,046
Profit/(Loss) from Operations	:	40,284	20,533
Finance cost	:	(1,815)	(1,085)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	32,626	16,856
% Change over Last Period	:	+94 %	
EPS/(LPS)-Basic (in dollars)	:	0.08	0.06
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	32,626	16,856
Interim Dividend per Share	:	$0.01	N/A
(Specify if with other options)	:	N/A	N/A

B/C Dates for Interim Dividend	:	12/09/2005	to 15/09/2005 bdi.
Payable Date	:	29/09/2005	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. BASIS OF PREPARATION

The interim financial statements have been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Turnover

For the six months ended 30 June 2005, the Group accomplished a turnover of HK$172,396,000, representing a growth of 68.9% over that of the same period of 2004. The increase was the result of a shift of business focus of the Group to smartphone products in response to market demand, which led to a large increase in smartphone sales from HK$63,875,000 in 2004 to HK$160,384,000 in 2005. During the period under review, over 45,000 units of smartphone have been sold, which number is comparable to the 2004 full year sales figures.

In terms of revenue mix, during the period under review, turnover from smartphones accounted for 93% of the Group's turnover, as compared with 63% for the corresponding period in 2004. Contribution from sales of wireless coverage system decreased from 11% for the six months ended 30 June 2004 to 4% over the corresponding period in 2005, and turnover from integrated telecom business platform increased by about HK$ 1 million compared with that of the corresponding period of 2004, but representing a slight decrease of 1% in the revenue mix in 2005 in view of the strong growth in overall turnover of the Group. The Group ceased the sales of other terminal products for the six months ended 30 June 2005, which sales have accounted for 14% of the turnover for the same period in 2004, for the following reasons : (1) the fixed wireless terminal market in the PRC is vanishing; and (2) a shift of the Group's business focus to the smartphone market.

3. Net Profit

For the six months ended 30 June 2005, the Group recorded a net profit of HK$32,626,000, representing an increase of 94% over 2004. The net profit margin raised from 16.5% for the six months ended 30 June 2004 to 19.0% for the corresponding period in 2005. The major reasons for such increase during the period under review include: (1) economy of scale resulting from the enlarged operations of the Group which lead to a lower average cost of sales ; (2) the Group effectively adopted measures to improve administrative efficiency and to control administrative cost. As a result, the proportion of administrative expenses to turnover decreased by 3% in the first half of 2005 as compared to the corresponding period in 2004.

4. EARNINGS PER SHARE

The calculation of basic earnings per share for the report period is based on the profit from ordinary activities attributable to shareholders of HK$32,626,000 and the weighted average number of 400,000,000 ordinary shares in issue during the report period.

No diluted earnings per share amounts for the six months ended 30 June 2005 have been presented as the Company did not have any dilutive potential ordinary shares during the report period.

5. DIVIDEND

The Directors resolved to recommend the payment of an interim dividend of HK$0.01 per share in respect of the six months ended 30 June 2005 to shareholders whose names appear on the register of members of the Company by close of business on 15 September 2005. (Six months ended 30 June 2004: Nil). For these purposes, the register of members of the Company will be closed from 12 September 2005 to 15 September 2005 (both days inclusive) during which no transfer of share(s) will be effected.

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The board of directors (the "**Board**") of China Wireless Technologies Limited (the "**Company**") has noted today's increases in the price and trading volume of the shares ("**Shares**") of the Company. The Board wishes to state that it is not aware of any reasons for such increases.

The Board also refers to the statements made in various newspaper articles ("**Articles**") published on 4 July 2005 regarding a grant of RMB2,000,000 given by the Ministry of Information Industry ("**MII**") of the Government of the People's Republic of China ("**PRC**") to Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd. ("**Yulong Shenzhen**"), a wholly-owned subsidiary of the Company, to further its research in operating system and smart phones. The Board confirms that the Company has received approval for such grant from the MII, which is generally granted by the MII to support the development of electronic information industry of the PRC. The Company is not required to repay the above grant but shall achieve certain targets in research and development.

Save as disclosed above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is issued pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The Board has noted today' increases in the price and trading volume of the Shares. The Board wishes to state that it is not aware of any reasons for such increases.

The Board also refers to the statements made in the various Articles published on 4 July 2005 regarding the grant of RMB2,000,000 given by the MII to Yulong Shenzhen to further its research in operating system and smart phones. The Board confirms that the Company has received approval for such grant from the MII, which is generally granted by the MII to support the development of electronic information industry of the PRC. The Company is not required to repay such grant but shall achieve certain targets in research and development.

Save as disclosed above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
China Wireless Technologies Limited
Guo Deying
Chairman

Hong Kong, 4 July 2005

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in the ***(the Standard)***

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS


RECEIVED
2006 JUN 23 P 4:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

EXERCISE OF CALL OPTION

The Board announces that following the expiration of the moratorium period for the disposal of Shares by Data Dreamland as set out in Rule 10.07(1) of the Listing Rules on 9 June 2005, JATF has served notice on Data Dreamland to exercise the Call Option in full on 10 June 2005. Pursuant to the exercise of the Call Option, Data Dreamland, a controlling shareholder of the Company, will transfer a total of 19,661,733 Shares to JATF at a nominal aggregate consideration of US$1.00.

So far as the Directors are aware, JATF and Data Dreamland are currently interested in 22,545,455 Shares (approximately 5.64% of the total issued share capital of the Company) and 227,454,545 Shares (approximately 56.86% of the total issued share capital of the Company) respectively and after such transfer, JATF will be interested in 42,207,188 Shares (approximately 10.55% of the total issued share capital of the Company) while Data Dreamland will be interested in 207,792,812 Shares (approximately 51.95% of the total issued share capital of the Company) respectively. So far as the Directors are aware, the above transfer will not affect the public float of the Company and the Company was able to comply with the minimum public float requirement under the Listing Rules both before and after such transfer.

EXERCISE OF CALL OPTION BY JATF

Reference is made to p.124 of the Prospectus under which the Company has mentioned that it will make an announcement to be published in the newspapers when it becomes aware of any exercise by JATF of the Call Option.

The Board announces that following the expiration of the moratorium period for the disposal of Shares by Data Dreamland as set out in Rule 10.07(1) of the Listing Rules on 9 June 2005, JATF has served notice on Data Dreamland to exercise the Call Option in full on 10 June 2005. Pursuant to the exercise of the Call Option, Data Dreamland, a controlling shareholder of the Company, will transfer a total of 19,661,733 Shares to JATF at a nominal aggregate consideration of US$1.00.

So far as the Directors are aware, JATF and Data Dreamland are currently interested in 22,545,455 Shares (approximately 5.64% of the total issued share capital of the Company) and 227,454,545 Shares (approximately 56.86% of the total issued share capital of the Company) respectively and after such transfer, JATF will be interested in 42,207,188 Shares (approximately 10.55% of the total issued share capital of the Company) while Data Dreamland will be interested in 207,792,812 Shares (approximately

51.95% of the total issued share capital of the Company) respectively. So far as the Directors are aware, the above transfer will not affect the public float of the Company and the Company was able to comply with the minimum public float requirement under the Listing Rules both before and after such transfer.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Barrie Bay"	Barrie Bay Limited, a company incorporated in the BVI, the entire issued share capital of which is held by HSBC Trustee and which is acting as the trustee of the Barrie Bay Unit Trust
"Barrie Bay Trust"	a discretionary trust set up by Mr. Guo Deying and Ms. Yang Xiao and the discretionary objects of which include the minor children of Mr. Guo Deying and Ms. Yang Xiao
"Barrie Bay Unit Trust"	a unit trust of which 9,999 units are held by HSBC Trustee acting as the trustee of the Barrie Bay Trust and the remaining 1 unit by Ms. Yang Hua
"BVI"	British Virgin Islands
"Board"	the board of Directors
"Call Option"	the option granted to JATF by Data Dreamland pursuant to the Option Agreement which, if exercised, would entitle JATF to acquire from Data Dreamland a total of 19,661,733 Shares at a nominal aggregate consideration of US$1.00
"Company"	China Wireless Technologies Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the main board of the Stock Exchange
"controlling shareholder"	has the meaning ascribed to it under the Listing Rules
"Data Dreamland"	Data Dreamland Holding Limited, a company incorporated in the BVI and is wholly-owned by Barrie Bay Limited, a controlling shareholder of the Company
"Directors"	the Directors of the Company
"HSBC Trustee"	HSBC International Trustee Limited, a company incorporated in the BVI which is acting as the trustee of the Barrie Bay Trust
"JATF"	JAFCO Asia Technology Fund, a company established in the Cayman Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option Agreement"	an option agreement dated 22 December 2003 and entered into between JATF, Data Dreamland, Mr. Guo Deying, Ms. Yang Xiao and Ms. Ma Dehui (as amended by an amendment deed dated 23 November 2004 and entered into among the above parties and Barrie Bay)
"Prospectus"	the prospectus of the Company dated 30 November 2004

"Shares"	Ordinary shares of nominal value of HK$0.01 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
China Wireless Technologies Limited
Guo Deying
Chairman

Hong Kong, 13 June 2005

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in the ***(The Standard)***


RECEIVED
2006 JUN 23 P 4:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS<02369> - Unusual volume movement

The Stock Exchange has received a message from China Wireless Technologies Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the trading volume of the shares of China Wireless Technologies Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are:

Executive Directors: Guo Deying and Jiang Chao;

Non-Executive Directors: Ma Dehui and Yang Xiao; and

Independent Non-Executive Directors: Huang Dazhan, Xie Weixin and Chan King Chung.

By order of the Board
China Wireless Technologies Limited

Guo Deying
Chairman

8 June 2005"

RECEIVED
2006 JUN 23 P 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

FORM OF PROXY

Form of proxy for use at the annual general meeting (the "AGM") of the shareholders of China Wireless Technologies Limited (the "Company") to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Tuesday, 24 May 2005 at 3:00 p.m. (and at any adjournment thereof)

I/We ______________________________

of ______________________________ *(Note 1)*

being the registered holder(s) of ______________________________ *(Note 2)* share(s) of

HK$0.01 each (the "Share(s)") in the share capital of the Company, HEREBY APPOINT ______________________________

of ______________________________ *(Note 3)*

or failing him/her, the Chairman of the AGM, to act for me/us at my/our proxy *(Note 4)* at the AGM to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Tuesday, 24 May 2005 at 3:00 p.m. (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the AGM and at the said meeting (and at any adjournment thereof) to vote for me/us and on my/our behalf in respect of the said resolutions as hereinunder indicated or, if no such indication is given, as my/our proxy thinks fit and to exercise all rights conferred on proxies under law, regulation and the articles of association of the Company.

		FOR *(Note 5)*	AGAINST *(Note 5)*
	ORDINARY RESOLUTIONS *(Note 6)*		
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.		
2.	To declare a final dividend.		
3.(A)	(i) To re-elect Ms. Ma Dehui as a non-executive director ("Director").		
3.(A)	(ii) To re-elect Dr. Huang Dazhan as an independent non-executive Director.		
3.(A)	(iii) To re-elect Mr. Xie Weixin as an independent non-executive Director.		
3.(A)	(iv) To re-elect Mr. Chan King Chung as an independent non-executive Director.		
3.(B)	To authorise the board of Directors ("Board") to fix the remuneration of the Directors re-elected under 3(A) above.		
4.	To re-appoint auditors and to authorise the Board to fix the remuneration of the auditors.		
5.	To approve the grant of general mandate to the Directors to repurchase the shares ("Shares") of the Company up to 10%.		
6.	To approve the grant of general mandate to the Directors to issue new Shares up to 20%.		
7.	To approve the extension of the general mandate to the Directors to issue additional Shares up to the number of Shares repurchased by the Company.		
	SPECIAL RESOLUTION *(Note 6)*		
8.	To approve the proposed amendments to the articles of association of the Company. *(Please refer to the full text of the proposed amendment as set out in resolution No. 8 in the Notice of AGM dated 27 April 2005.)*		

Dated: ______________________ Signature: ______________________ *(Note 7)*

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of Share(s) registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Share(s) registered in your name(s).
3. Please insert the name and address of the proxy desired. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE AGM WILL ACT AS YOUR PROXY. ANY ALTERATION MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.** A proxy need not be a shareholder of the Company but must attend the AGM in person to represent you.
4. A member entitled to vote at the AGM is entitled to appoint one or, if he holds two or more shares, more proxies to attend and vote on his behalf in accordance with the Company's articles of association.
5. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE PUT A TICK ("√") IN THE BOX MARKED "FOR" BESIDE THE RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE PUT A TICK ("√") IN THE BOX MARKED "AGAINST" BESIDE THE RESOLUTION.** Failure to complete any or all of the boxes will entitle your proxy to cast your vote at his/her discretion.
6. Special Resolution shall be passed by an affirmative vote of not less than three-fourths of the Company's total voting shares held by the shareholders who are present at the same meeting (including proxies). Ordinary Resolution shall be passed by an affirmative vote of more than half of the Company's total voting shares held by the shareholders who are present at the same meeting (including proxies).
7. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorised on that corporation's behalf.
8. Where they are joint registered holders of any Share(s), any one of such persons may vote at the AGM, either in person or by proxy, in respect of such Share(s) as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the AGM in person or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share(s) shall alone be entitled to vote in respect thereof.
9. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a certified copy thereof, must be deposited at the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof (as the case may be).
10. Completion and delivery of this form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof (as the case may be) if you so wish. If you attend and vote at the AGM, the authority of your proxy will be revoked.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your shares in the Company, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

OFFICE OF INTERNATIONAL CORPORATE FINANCE
2005 JUN 23 P 4:35
RECEIVED

PROPOSED GRANT OF GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES, PROPOSED AMENDMENTS OF ARTICLES AND PROPOSED RE-ELECTION OF RETIRING DIRECTORS

Set out on pages 12 to 16 of this circular is a notice convening the annual general meeting ("AGM") of China Wireless Technologies Limited ("Company") to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 24 May 2005 at 3:00 p.m.. Resolutions will be proposed at the AGM to consider and, if thought fit, approve the Proposed Amendments by way of a special resolution and the General Mandate, Repurchase Mandate and the Proposed Re-election of Directors by way of ordinary resolutions.

A form of proxy is enclosed with this circular. Whether or not you are intending to attend and vote at the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the AGM or any adjourned meeting should you so desire.

27 April 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Tuesday, 24 May 2005 at 3:00 p.m., the notice of which is set out on pages 12 to 16 of this circular
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	China Wireless Technologies Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"General Mandate"	a general and unconditional mandate to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereto
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	22 April 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China and for the purpose of this circular, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan
"Proposed Amendments"	the proposed amendments to the Articles as set out in this circular
"Proposed Re-election of Directors"	the proposed re-election of Ms. Ma Dehui, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung as Directors respectively with effect from the conclusion of the AGM
"Repurchase Mandate"	a general and unconditional mandate to repurchase the fully paid up Shares up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereto

"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholders"	the holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the same meaning ascribed to it under the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"%"	per cent.


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

Executive Directors:
Mr. Guo Deying *(Chairman)*
Mr. Jiang Chao

Non-executive Directors:
Ms. Yang Xiao
Ms. Ma Dehui

Independent non-executive Directors:
Dr. Huang Dazhan
Mr. Xie Weixin
Mr. Chan King Chung

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman
the Cayman Islands
British West Indies

Head office and principal place of business in the PRC:
8th Floor, Block B
High Tech Plaza
Tian An Cyberpark
Chegongmiao
Shenzhen
PRC

Principal place of business in Hong Kong:
Room 1902, MassMutual Tower
38 Gloucester Road
Wanchai
Hong Kong

27 April 2005

To the Shareholders,

Dear Sir or Madam,

PROPOSED GRANT OF GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES, PROPOSED AMENDMENTS OF ARTICLES AND PROPOSED RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain ordinary and special resolutions to be proposed at the AGM to enable you to make an informed decision on whether to vote for or against those resolutions.

At the AGM, resolutions will be proposed for the Shareholders to approve, among other things, (i) the grant of the General Mandate to the Directors; (ii) the grant of the Repurchase Mandate to the Directors; (iii) the Proposed Amendments; and (iv) the Proposed Re-election of Directors.

GENERAL MANDATES TO REPURCHASE SHARES

Pursuant to the resolutions of the Shareholders of the Company passed on 21 November 2004, a general mandate was granted to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the AGM. An ordinary resolution will be proposed at the AGM to grant the Repurchase Mandate to the Directors. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Mandate is set out in Appendix I of this Circular.

GENERAL MANDATES TO ISSUE NEW SHARES

At the AGM, an ordinary resolution will be proposed that the Directors be granted the General Mandate in order to ensure flexibility and discretion to the Directors to issue new Shares. In addition, an ordinary resolution will also be proposed to extend the General Mandate by adding to it the number of Shares repurchased under the Repurchase Mandate.

PROPOSED AMENDMENTS OF ARTICLES

The Stock Exchange has announced certain amendments to the Listing Rules which, subject to certain transitional arrangements, have become effective from 1 January 2005.

In the circumstances, in order to bring the Articles in line with the Listing Rules, a special resolution will be proposed at the AGM to amend (i) the existing Article 86(3) of the Articles to the effect that persons appointed by the Directors to fill a causal vacancy on the Board shall hold office only until the next following general meeting of the Company; (ii) the existing Article 87(1) of the Articles to the effect that every Director shall retire by rotation at least once every three years; and (iii) the existing Article 87(2) of the Articles to the effect that Directors elected by Shareholders either to fill a causal vacancy on the board or as an addition to the existing Board will be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation.

PROPOSED RE-ELECTION OF DIRECTORS

As at the Latest Practicable Date, the executive Directors were Mr. Guo Deying and Mr. Jiang Chao, the non-executive Directors were Ms. Yang Xiao and Ms. Ma Dehui and the independent non-executive Directors are Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

Pursuant to Article 86(3) of the Articles, the Directors appointed by the Board, namely Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung shall retire from office at the AGM and be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at the AGM. In addition, pursuant to the existing Article 87(1) of the Articles, Ms. Ma Dehui shall retire from office at the AGM and shall be eligible for re-election. Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II hereto.

AGM

Set out on pages 12 to 16 of this circular is a notice convening the AGM to be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Tuesday, 24 May 2005 at 3:00 p.m..

At the AGM, in addition to the ordinary business of the AGM, resolutions will be proposed to Shareholders to consider and, if thought fit, approve, among other things, the proposed grant of the General Mandate, the Repurchase Mandate, the Proposed Amendments and the Proposed Re-election of Directors respectively.

ACTIONS TO BE TAKEN

A form of proxy for use by the Shareholders at the AGM is enclosed with this circular. Whether or not you intend to attend and vote at the AGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Such form of proxy for use at the AGM is also published on the website of the Stock Exchange at www.hkex.com.hk. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the AGM or any adjourned meeting should you so desire.

PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 66, every resolution submitted to a general meeting shall be determined on a show of hands in the first instance by the Shareholders present in person or by proxy or by a duly authorised corporate representative, but a poll may be demanded (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) by:

(1) the chairman of the meeting; or

(2) at least 3 Shareholders present in person or, if the Shareholder is a corporation, by a duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(3) any Shareholder or Shareholders present in person or, if the Shareholder is a corporation, by a duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(4) any Shareholder or Shareholders present in person or, if the Shareholder is a corporation, by a duly authorised representative or by proxy and holding the Shares in the Company conferring a right to vote at the meeting being the Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Directors consider that (i) the proposed grant of the Repurchase Mandate to the Directors; (ii) the proposed grant of the General Mandate to the Directors; (iii) the Proposed Amendments; and (iv) the Proposed Re-election of Directors are in the interests of the Company, the Group and the

Shareholders as a whole and accordingly recommend all Shareholders to vote in favour of the resolutions to be proposed at the AGM in relation to the proposed grant of the Repurchase Mandate and the General Mandate to the Directors, the Proposed Amendments and the Proposed Re-election of Directors respectively.

Yours faithfully,
For and on behalf of
CHINA WIRELESS TECHNOLOGIES LIMITED
Guo Deying
Chairman

This appendix serves as an explanatory statement as required under the Listing Rules, to provide the requisite information to you for consideration of the Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the Company had 400,000,000 Shares in issue or an issued share capital of HK$4,000,000.

Subject to the passing of the proposed ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares will be issued, allotted or repurchased by the Company prior to the AGM, the exercise of the Repurchase Mandate in full would result in up to a maximum of 40,000,000 Shares, representing 10% of the total number of Shares in issue and a share capital of HK$400,000, being repurchased by the Company during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the date on which the next annual general meeting of the Company is required to be held by law or the date upon which the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders at a general meeting of the Company.

REASONS FOR SHARES REPURCHASE

Although the Directors have no present intention of exercising the Repurchase Mandate, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. At any time in the future when the Shares are trading at a discount to their underlying value, the ability of the Company to repurchase the Shares will be beneficial to the Shareholders who retain their investment in the Company as their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company from time to time and thereby resulting in an increase in net assets and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such exercises will benefit the Company and the Shareholders as a whole.

FUNDING OF REPURCHASE

The Directors propose that the repurchase of Shares under the Repurchase Mandate would be financed from the Company's internal resources.

In repurchasing the Shares, the Company may only apply funds legally available for such purposes in accordance with the memorandum of association, the Articles and the applicable laws of the Cayman Islands. The laws of the Cayman Islands provide that the amount to be repaid in connection with a share repurchase may be paid from the profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase or out of capital, if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business.

The exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or the gearing level of the Company (as compared with the position disclosed in its most recent published audited accounts as at 31 December 2004).

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse impact on the working capital or the gearing level of the Company (as compared with the position disclosed in its most recent published audited accounts as at 31 December 2004) which in the opinion of the Directors are from time to time appropriate for

the Company. The number of the Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

SHARE PRICES

The Shares were only listed on the Stock Exchange on 9 December 2004 and there has been no open market for the Shares before that date. The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous four months up to and preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2004		
December	0.87	0.59
2005		
January	0.74	0.62
February	0.82	0.69
March	0.86	0.71
April (up to the Latest Practicable Date)	0.80	0.71

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Cayman Islands.

None of the directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company or its subsidiaries (as defined in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)).

No connected person has notified the Company that he/she has a present intention to sell any Shares to the Company nor has undertaken not to sell any of the Shares held by him/her to the Company in the event that the Repurchase Mandate is approved by the Shareholders.

TAKEOVERS CODE

If, as a result of shares repurchase by a company, a shareholder's proportionate interest in the voting rights of the company increases, such increase will be treated as an acquisition of voting rights for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the company and become obliged to make a mandatory offer in accordance with Rule 26 and Rule 32 of the Takeovers Code.

As at the Latest Practicable Date, the substantial Shareholders of the Company, namely Data Dreamland Holding Limited, Barrie Bay Limited and HSBC International Trustee Limited (for the purposes of the Listing Rules, excluding JAFCO Asia Technology Fund ("JATF"), who is currently holding 22,545,455 Shares (representing approximately 5.64% of the issued share capital of the

Company) and an option ("Option") to purchase 19,661,733 Shares (representing approximately 4.92% of the issued share capital of the Company) from Data Dreamland Holding Limited ("Data Dreamland") for a consideration of US$1.00 pursuant to an option agreement dated 22 December 2003 and entered into between JATF, Data Dreamland, Mr. Guo Deying, Ms. Yang Xia and Ms. Ma Dehui (as amended by an amendment deed dated 23 November 2004 and entered into among the five parties and Barrie Bay Limited) (the "Option Agreement") and each of JAFCO Asia Technology Fund, L.P., JAFCO Asia Technology Holdings Limited, JAFCO Investment (Asia Pacific) Limited, JAFCO Co., Ltd. and Nomura Holdings, Inc. who is taken to be interested in the 22,545,455 Shares and the Option held by JATF), together with their respective associates, namely Mr. Guo Deying and Ms. Yang Xiao, were interested in an aggregate of 245,454,545 Shares, representing approximately 61.36 % of the issued share capital of the Company. In the event that the Directors should exercise the Repurchase Mandate in full to repurchase Shares, the shareholding of the substantial Shareholders in the Company will be increased to approximately 68.18% of the of the issued share capital of the Company. To the best of the knowledge and belief of the Directors, they are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchase to be made under the Repurchase Mandate.

Assuming that there is no further issue of the Shares between the Latest Practicable Date and the date of repurchase, the exercise of the Repurchase Mandate in full will result in less than 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of less than such prescribed percentage.

SHARES REPURCHASED BY THE COMPANY

The Shares were listed on the Stock Exchange on 9 December 2004. The Company did not repurchase any of its Shares (whether on the Stock Exchange or otherwise) since that date up to the Latest Practicable Date.

MA DEHUI

Ms. MA Dehui, aged 74, is a non-executive Director. Ms. Ma joined the Group in August 2003. She was an associate professor of the faculty of computer science and technology department in the South Western University of Nationalities, the PRC. Ms. Ma is the mother of Ms. Yang Xiao, a non-executive Director thus the mother-in-law of Mr. Guo Deying, an executive Director. Ms. Ma did not hold any directorship held in listed public companies in the last three years.

Ms. Ma was appointed for an initial term of 3 years commencing on 21 November 2004 and will be subject to retirement by rotation in accordance with the Articles. No remuneration is payable to Ms. Ma under her appointment.

Ms. Ma does not have any interest in the Shares and short positions within the meaning of Part XV of the SFO.

The Board confirmed that there is no other matters that needs to brought to the attention of the shareholders of the Company regarding Ms. Ma's re-election.

HUANG DAZHAN

Dr. HUANG Dazhan, aged 47 is an independent non-executive Director and a member of the audit committee of the Company and joined the Group in November 2004. Dr. Huang obtained his doctorate degree from the Victoria University of Manchester, UK in 1993. Dr. Huang now serves as the managing director of China Merchants Finance Holdings Co. Ltd.. He is also a non-executive director of China Merchants Bank Co. Ltd. (a company listed in the PRC) and an executive director of China Merchants China Direct Investments Ltd. (a company listed on the main board of the Stock Exchange). Dr. Huang had no relationship with the Directors, senior management, substantial shareholders or the controlling shareholder of the Company other than his relationship arising from his being an Independent Non-executive Director of the Company. Save as disclosed above, Dr. Huang did not hold any directorship in listed public companies in the last three years.

Dr. Huang was appointed for an initial term of 1 year commencing on 21 November 2004 and will be subject to retirement by rotation in accordance with the Articles. Dr. Huang will receive director's fee of HK$120,000 per annum.

Dr. Huang does not have any interest in the Shares and short positions within the meaning of Part XV of the SFO.

The Board confirmed that there is no other matters that needs to brought to the attention of the shareholders of the Company regarding Dr. Huang's re-election.

XIE WEIXIN

Mr. XIE Weixin, aged 63, is an independent non-executive Director and a member of the audit committee of the Company and jointed the Group in November 2004. Mr. Xie graduated from the Department of Electronics Engineering of Xian University of Electronics Technology, the PRC in 1965. He is currently a professor of electrical engineering and the chancellor of the University of Shenzhen, the PRC. Mr. Xie has no relation with any Directors, senior management or substantial shareholder or controlling shareholders of the Company other than his relationship arising from his being an Independent Non-executive Director of the Company. Save as disclosed above, Mr. Xie did not hold any directorship held in listed public companies in the last three years.

Mr. Xie was appointed for an initial term of 1 year commencing on 21 November 2004 and will be subject to retirement by rotation in accordance with the Articles. Mr. Xie will receive director's fee of RMB1 per annum.

Mr. Xie does not have any interest in shares and/or share options of the Company.

The Board confirmed that there is no other matters that needs to brought to the attention of the shareholders of the Company regarding Mr. Xie's re-election.

CHAN KING CHUNG

Mr. Chan King Chung, aged 43, is an independent non-executive Director and the chairman of the audit committee of the Company and jointed the Group in November 2004. He obtained a bachelor's degrees in business administration and accountancy from the Chinese University of Hong Kong in 1987 and the City University of Hong Kong in 1993 and master's degree in business administration and accountancy from the Murdoch University, Australia in 2000 and Charles Sturt University, Australia in 1994 respectively. He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of The Hong Kong Institute of Company Secretaries. With 10 years of experience in corporate governance, management and financial control, Mr. Chan is currently the company secretary of Shenzhen High-Tech Holdings Limited (a company listed on the main board of the Stock Exchange). Mr. Chan has no relation with any directors, senior management or substantial shareholder or controlling shareholders of the Company other than his relationship arising from his being an Independent Non-executive Director of the Company. Save as disclosed above, Mr. Chan did not hold any directorship held in listed public companies in the last three years.

Mr. Chan was appointed for an initial term of 1 year commencing on 21 November 2004 and will be subject to retirement by rotation in accordance with the Articles. Mr. Chan will receive director's fee of HK$100,000 per annum.

Mr. Chan does not have any interest in Shares and short positions within the meaning of Part XV of the SFO.

The Board confirmed that there is no other matters that needs to brought to the attention of the shareholders of the Company regarding Mr. Chan's re-election.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting ("**Meeting**") of China Wireless Technologies Limited (the "**Company**") will be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Tuesday, 24 May 2005 at 3:00 p.m. for the following purposes:

As Ordinary Business

ORDINARY RESOLUTIONS

1. To receive and consider the audited Financial Statements and the Reports of the directors ("**Directors**") and the auditors ("**Auditors**") of the Company for the year ended 31 December 2004.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and to authorise the board of Directors to fix the remuneration of the Auditors.

As Special Business

ORDINARY RESOLUTIONS

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares of HK$0.01 each in the capital of the Company subject to and in accordance with all applicable laws and the requirements of the Rules Governing the

Listing of Securities on the Stock Exchange ("**Listing Rules**") or of any other stock exchange as amended from time to time and the manner of any such repurchase be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares at a price determined by the Directors;

(c) the aggregate nominal amount of the shares of the Company which are authorised to be repurchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by laws or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements, options and rights of exchange or conversion which would or might require the exercise of such powers after the end of the Relevant Period (as hereinafter defined);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors pursuant to the approval granted in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the share option scheme of the Company approved by the Stock Exchange; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" shall have the same meaning as that ascribed to it under resolution no. 5 as set out in the notice convening the Meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT** conditional upon the passing of resolutions nos. 5 and 6 as set out in the notice convening the Meeting, the general mandate granted to the Directors pursuant to resolution no. 6 as set out in the notice convening the Meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 as set out in the notice convening the Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution."

SPECIAL RESOLUTION

8. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"**THAT** the articles of association of the Company ("**Articles**") be amended in the following manner:

(1) *by deleting the existing Article 86(3) of the Articles, which reads:*

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election."

in its entirety and substituting therefor the following:

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director appointed by the Board pursuant to this Article shall hold office only until the next following general meeting (in the case of filling a causal vacancy) or until the next following annual general meeting (in the case of an addition to the Board) of the Company and shall then be eligible for re-election."

(2) *by deleting the existing Article 87(1) of the Articles, which reads:*

"Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that notwithstanding anything herein, the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year."

in its entirety and substituting therefor the following:

"Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years."

(3) *by deleting the words "Article 86(2)" from the existing Article 87(2) of the Articles, which currently reads:*

"Any Director appointed pursuant to Article 86(2) or Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation."

so that the amended Article will read:

"Any Director appointed pursuant to Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation."

By Order of the Board of
CHINA WIRELESS TECHNOLOGIES LIMITED
Guo Deying
Chairman

Hong Kong, 27 April 2005

Notes:

1. The register of members of the Company will be closed from 9 May 2005 to 13 May 2005 (both days inclusive) during which period no transfer of share(s) will be effected. In order to determine the entitlement to attend and vote at the Meeting, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s), must be lodged with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 6 May 2005.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint another person as his/her proxy to attend and vote on his/her behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

3. Where there are joint registered holders of any shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most, or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand in the register in respect of the relevant joint holding.

4. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the annual general meeting.

5. Please refer to Appendix II for the details of the retiring Directors subject to re-election at the Meeting.

As at the date of this notice, the executive Directors are Mr. Guo Deying and Mr. Jiang Chao, the non-executive Directors are Ms. Yang Xiao and Ms. Ma Dehui and the independent non-executive Directors are Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2005 JUN 23 P 4:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国无线
CHINA WIRELESS

China Wireless Technologies Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting ("**Meeting**") of China Wireless Technologies Limited (the "**Company**") will be held at 3203, Admiralty Centre I, 18 Harcourt Road, Hong Kong on Tuesday, 24 May 2005 at 3:00 p.m. for the following purposes:

As Ordinary Business

ORDINARY RESOLUTIONS

1. To receive and consider the audited Financial Statements and the Reports of the directors ("**Directors**") and the auditors ("**Auditors**") of the Company for the year ended 31 December 2004.
2. To declare a final dividend.
3. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of the Directors.
4. To re-appoint Auditors and to authorise the board of Directors to fix the remuneration of the Auditors.

As Special Business

ORDINARY RESOLUTIONS

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares of HK$0.01 each in the capital of the Company subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**") or of any other stock exchange as amended from time to time and the manner of any such repurchase be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares at a price determined by the Directors;

   (c) the aggregate nominal amount of the shares of the Company which are authorised to be repurchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by laws or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements, options and rights of exchange or conversion which would or might require the exercise of such powers after the end of the Relevant Period (as hereinafter defined);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors pursuant to the approval granted in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the share option scheme of the Company approved by the Stock Exchange; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" shall have the same meaning as that ascribed to it under resolution no. 5 as set out in the notice convening the Meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT** conditional upon the passing of resolutions nos. 5 and 6 as set out in the notice convening the Meeting, the general mandate granted to the Directors pursuant to resolution no. 6 as set out in the notice convening the Meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of share capital of the Company repurchased by the

Company under the authority granted pursuant to resolution no. 5 as set out in the notice convening the Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution."

SPECIAL RESOLUTION

8. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"**THAT** the articles of association of the Company ("**Articles**") be amended in the following manner:

(1) *by deleting the existing Article 86(3) of the Articles, which reads:*

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election."

in its entirety and substituting therefor the following:

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director appointed by the Board pursuant to this Article shall hold office only until the next following general meeting (in the case of filling a causal vacancy) or until the next following annual general meeting (in the case of an addition to the Board) of the Company and shall then be eligible for re-election."

(2) *by deleting the existing Article 87(1) of the Articles, which reads:*

"Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that notwithstanding anything herein, the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year."

in its entirety and substituting therefor the following:

"Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years."

(3) *by deleting the words "Article 86(2)" from the existing Article 87(2) of the Articles, which currently reads:*

"Any Director appointed pursuant to Article 86(2) or Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation."

so that the amended Article will read:

"Any Director appointed pursuant to Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation."

By Order of the Board of
CHINA WIRELESS TECHNOLOGIES LIMITED
Guo Deying
Chairman

Hong Kong, 27 April 2005

Notes:

1. The register of members of the Company will be closed from 9 May 2005 to 13 May 2005 (both days inclusive) during which period no transfer of share(s) will be effected. In order to determine the entitlement to attend and vote at the Meeting, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s), must be lodged with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 6 May 2005.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint another person as his/her proxy to attend and vote on his/her behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

3. Where there are joint registered holders of any shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most, or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand in the register in respect of the relevant joint holding.

4. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the annual general meeting.

5. Please refer to Appendix II for the details of the retiring Directors subject to re-election at the Meeting.

As at the date of this notice, the executive Directors are Mr. Guo Deying and Mr. Jiang Chao, the non-executive Directors are Ms. Yang Xiao and Ms. Ma Dehui and the independent non-executive Directors are Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

Please also refer to the published version of this announcement in the ***(The Standard)***

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国无线
CHINA WIRELESS


RECEIVED
2005 JUN 23 P 4:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA WIRELESS TECHNOLOGIES LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

CLOSURE OF REGISTER OF MEMBERS

The Board announces that the register of members of the Company will be closed from 9 May 2005 to 13 May 2005 (both days inclusive) for the purposes of the forthcoming AGM and the proposed declaration of a final dividend of HK$0.02 per share, which will be subject to shareholders' approval at the AGM.

Pursuant to Rule 13.66 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the board ("Board") of directors ("Directors") of the China Wireless Technologies Limited ("Company") announces that the register of members of the Company will be closed from 9 May 2005 to 13 May 2005 (both days inclusive) for the purposes of the forthcoming annual general meeting ("AGM") of the Company and the proposed declaration of a final dividend of HK$0.02 per share (equivalent to a dividend of approximately HK$8,000,000 being declared), which, subject to shareholders' approval at the AGM, will be payable on 30 May 2005.

By order of the Board
China Wireless Technologies Limited
Guo Deying
Chairman

Hong Kong, 14 April 2005

As at the date of this announcement, the Board comprises two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao; two non-executive Directors, namely, Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung.

*Please also refer to the published version of this announcement in the **(The Standard)***


中国无线
CHINA WIRELESS

RECEIVED
2005 JUN 23 P 4:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA WIRELESS TECHNOLOGIES LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

2004 FINAL RESULTS ANNOUNCEMENT

The board ("Board") of directors ("Directors") of China Wireless Technologies Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2004 as follows.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2004

	Notes	**2004** *HK$'000*	2003 *HK$'000*
TURNOVER	3	**245,545**	151,808
Cost of sales		**(146,137)**	(87,269)
Gross profit		**99,408**	64,539
Other revenue and gain	3	**2,966**	3,075
Selling and distribution costs		**(25,926)**	(11,108)
Administrative expenses		**(21,758)**	(14,202)
Other operating expenses		**(1,447)**	(464)
Profit from operating activities	4	**53,243**	41,840
Finance costs		**(2,048)**	(1,834)
Share of losses of an associate		**—**	(40)
PROFIT BEFORE TAX		**51,195**	39,966
Tax	5	**(7,528)**	(3,103)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**43,667**	36,863
Earnings per share — Basic (HK$)	6	**0.14**	0.12
DIVIDEND Proposed final dividend		**8,000**	—

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2004

	2004	2003
	HK$'000	*HK$'000*
Net cash outflow from operating activities	**(4,380)**	(12,891)
Net cash outflow from investing activities	**(26,975)**	(30,448)
Net cash inflow from financing activities	**94,118**	52,039
Net increase in cash and cash equivalents	**62,763**	8,700
Cash and cash equivalents at beginning of year	**17,589**	8,889
Cash and cash equivalents at end of year	**80,352**	17,589

Notes

1. Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards, (which also include Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirement of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention (except for the periodic remeasurement of leasehold land and buildings). As the Company listed on The Stock Exchange of Hong Kong Limited, the Directors consider it would be more appropriate to present their results in HKD. The exchange rate is HK$1: RMB1.0639.

2. Segment Information

	2004	2003
	HK$'000	*HK$'000*
Segment revenue:		
Wireless system solutions	**36,465**	45,868
Wireless terminals	**209,080**	105,940
Consolidated revenue	**245,545**	151,808
Segment net profit:		
Wireless system solutions	**10,944**	22,547
Wireless terminals	**53,198**	24,969
	64,142	47,516
Unallocated corporate expenses	**(10,899)**	(5,676)
Profit from operating activities	**53,243**	41,840
Finance costs, net	**(2,048)**	(1,834)
Share of losses of associates	**—**	(40)
Profit before tax	**51,195**	39,966
Tax	**(7,528)**	(3,103)
Net profit from ordinary activities attributable to shareholders	**43,667**	36,863

3. Turnover, revenue and gain

Turnover represent the net invoiced value of goods sold and services rendered during the year, after allowances for returns and trade discounts and net of sales tax and value-added tax. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, other revenue and gain is as follows:

	2004	2003
	HK$'000	*HK$'000*
Turnover		
Sale of wireless system solutions and wireless terminals	**245,545**	151,808
Other revenue and gains		
Gain on disposal of an associate	**1,011**	—
Rental income	**341**	291
Interest income	**87**	110
Government grants	**869**	1,701
Maintenance income	**166**	689
Sundry income	**492**	284
	2,966	3,075
	248,511	154,883

4. Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2004	2003
	HK$'000	*HK$'000*
Cost of inventories sold and services provided	**146,137**	87,269
Depreciation	**2,700**	2,402
Research and development costs:		
Deferred expenditure amortised	**2,239**	376
Current year expenditure	**7,503**	3,048
Operating lease rental	**487**	103
Write-back of provision for trade receivables	**—**	(296)
Provision for other receivables	**561**	—
Loss on disposal of fixed assets	**132**	70
Auditors' remuneration	**1,200**	803
Staff costs (including directors' and senior executives' emoluments):		
Salaries and wages	**19,789**	10,352
Staff welfare expenses	**1,041**	545
Pension scheme contributions	**1,338**	894
Total staff costs	**22,168**	11,791
Rental income	**(341)**	(291)
Interest income	**(87)**	(110)
Gain on disposal of an associate	**(1,011)**	—

5. Tax

The Group's principal activities are mainly conducted through its indirect wholly-owned subsidiary established in the PRC, Yulong Computer Telecommunications Scientific (Shenzhen) Co., Ltd. ("Shenzhen Yulong") which is a wholly-owned foreign enterprise established in the PRC.

According to the business activities performed, the Group is subject to value added tax for the sale of wireless equipment, handheld communication terminals, call-center system, mobile data business system, embedded operation system and communication application software in the PRC.

According to the Income Tax Law for Foreign Investment Enterprises and Foreign Enterprises of the PRC and as approved by the relevant tax authorities, Shenzhen Yulong, which is qualified as a high-technology enterprise and operates in Shenzhen, was exempted from corporate income tax of the PRC for the two years starting from the first profitable year of operations and was entitled to a 50% relief from the corporate income tax of the PRC for the following six years. The first profitable year of operations of Shenzhen Yulong was 1996. An income tax rate of 15% applied to Shenzhen Yulong for the year ended 31 December 2004.

	Group	
	2004	2003
	HK$'000	*HK$'000*
Current year provision:		
Hong Kong	**—**	—
Mainland China	**7,528**	3,103
Total tax charge for the year	**7,528**	3,103

In 2004, the Group's profit tax charge amounted to HK$7,528,000, as compared to HK$3,103,000 in 2003. According to the Income Tax Law for Foreign Investment Enterprise of the PRC and Foreign Enterprises and as approved by the relevant tax authorities, the income tax rate applicable to the Group for the year ended 31 December 2004 was 15%, as compared to 7.5% in 2003.

6. Earnings per share

The calculation of basic earnings per share for the year is based on the net profit from ordinary activities attributable to shareholders for the year of HK$43,667,000 (2003: HK$36,863,000) and the weighted average of 306,301,370 (2003: 300,000,000 including capitalisation issue share of 278,000,000) ordinary shares.

No diluted earnings per share amounts for the year ended 31 December 2004 and 2003 have been presented as the Company did not have any dilutive potential ordinary shares during these years.

Financial Review

Turnover

For the year ended 31 December 2004, the Group accomplished a turnover of HK$245,545,000, a growth of 61.7% over that of 2003. The increase was the result of a shift of business focus to smartphone products in response to market demand, which led to a sharp surge in smartphone sales from HK$18,086,000 in 2003 to HK$175,399,000 in 2004.

In terms of revenue mix, turnover from smartphones accounted for 71% of the Group's turnover in 2004, as compared with 12% in 2003. Contribution from sales of wireless coverage system decreased from 19% of the Group's turnover in 2003 to 11% in 2004, while that of integrated telecom business platform decreased from 11% in 2003 to 4% in 2004. Sales from other terminal products accounted for 14% of the turnover for the period under review, as compared with 58% in 2003. The significant change in revenue mix was attributable to the upgrading of the Group's wireless terminal products and the changing environment for the market and technologies developments.

	2004		2003	
	HK$'000	***% of turnover***	*HK$'000*	*% of turnover*
Wireless systems solutions				
PHS Intelligent Coverage System	**26,713**	**11%**	9,431	6%
Paging system	**—**		19,370	13%
Integrated Telecom Business Platform	**9,752**	**4%**	17,066	11%
Subtotal	**36,465**	**15%**	45,867	30%
Wireless terminals				
Smartphones	**175,399**	**71%**	18,086	12%
Fixed wireless terminals	**32,198**	**13%**	83,888	55%
One-way wireless terminals	**1,483**	**1%**	3,967	3%
Subtotal	**209,080**	**85%**	105,941	70%
Total	**245,545**		151,808	

Gross Profit

The Group's gross profit increased by 54.0% from HK$64,539,000 in 2003 to HK$99,408,000 in 2004. The gross profit margin was 40.5% in 2004, as compared with 42.5% in 2003. The slight decline was attributable to a smaller proportion of revenue from system solutions, which offer higher gross profit margin, in the revenue mix during the reporting period.

Selling and distribution costs

Selling and marketing expenses increased by 133.4% from HK$11,108,000 in 2003 to HK$25,926,000 in 2004. The increment principally reflected the stepping up of promotional and advertising activities, the higher staff costs as the marketing staff force was enlarged, and the extended distribution network.

Administrative expenses

Administrative expenses increased by 53.2% from HK$14,202,000 in 2003 to HK$21,758,000 in 2004. The increase was mainly attributable to higher research and development expenses as the Group enlarged the research and development staff force specialising in smartphone, PHS and 3G.

Income tax expenses

In 2004, the Group's profit tax charge amounted to HK$7,528,000, as compared to HK$3,103,000 in 2003. According to the Income Tax Law of the PRC for Foreign Investment Enterprise and Foreign Enterprises and as approved by relevant tax authorities, an income tax rate of 15% applied to the Group for the year ended 31 December 2004, as compared to 7.5% in 2003.

Net Profit

For the year ended 31 December 2004, the Group recorded a net profit of HK$43,667,000, representing an increase of 18.5% from the net profit of HK$36,863,000 in 2003. The net profit margin dropped from 24.3% in 2003 to 17.8% in 2004. The major reasons were that, during the reporting period: (1) the gross profit margin of the Group dropped as mentioned above; (2) the Group's applicable income tax rate increased from 7.5% in 2003 to 15.0% in 2004; and (3) the Group significantly increased its marketing promotion and brand building expenses.

Liquidity and Financial Resources

In connection with the share offer and listing of the Company's shares on the Stock Exchange on 9 December 2004, a total of 132,000,000 shares with a nominal value of HK$0.01 each were offered for subscription by way of placing and public offer comprising (i) a public offer of 13,200,000 new shares by the Company and (ii) a placing of 118,800,000 shares including 86,800,000 offered by the Company and 32,000,000 sale shares sold by JAFCO Asia Technology Fund as vendor respectively at HK$0.86 per share. The Group's financial position significantly improved in the year ended 31 December 2004 as the Group received gross proceeds (before related expenses) of HK$86,000,000.

For the year ended 31 December 2004, the Group's operating capital was mainly generated from cash from its daily operation and bank borrowings.

Some of the principal financial data of the Group were set out below:

- As at 31 December 2004, the Group had cash and cash equivalents of HK$80,352,000, as compared to HK$17,589,000 as at 31 December 2003. The increase was mainly attributable to the proceeds from issue of shares.
- As at 31 December 2004, the Group's total assets amounted to HK$381,298,000 (2003: HK$206,138,000).
- As at 31 December 2004, the Group's total liabilities was HK$166,288,000 (2003: HK$111,016,000).
- As at 31 December 2004, the Group's capital and reserves amounted to HK$215,010,000 (2003: HK$95,122,000).
- As at 31 December 2004, the Group had a gearing ratio of 44% (based on debt over total assets) (2003: 54%).
- As at 31 December 2004, the Group had a current ratio of 48% (based on current liabilities over current assets) (2003: 63%).
- As at 31 December 2004, the Group did not have any significant contingent liabilities.
- As at 31 December 2004, the Group's interest-bearing bank borrowings amounted to HK$56,396,000 (2003: HK$29,702,000).

- As at 31 December 2004, HK$29,890,000 (2003: HK$7,773,000) of the Group's bank deposits were pledged to secure general bank borrowings.

- For the year ended 31 December 2004, the Group's finance costs was HK$2,048,000 as compared to HK$1,834,000 for the year ended 31 December 2003.

Business Review

As a leading wireless data total solutions provider in the PRC, the Group offers innovative products and personalised solutions to satisfy demands of different clients and different industries.

For its system solutions business, the Group strengthened the research and development of PHS network coverage system, while at the same time extended its business of call center solutions. During the reporting period, the Group entered into agreements with Hubei Unicom, Yunnan Unicom and Xinjiang Unicom, are of which are subsidiaries of China United Telecommunications Corporation ("China Unicom"), for their call center projects. It also secured a contract from the headquarters of China Unicom for phase 2 of its call center project and another call center project from Shandong Unicom, which is also a subsidiary of China Unicom.

After the launch of the first smartphone with proprietary operating system in 2003, the Group offered 3 new models of smartphones in 2004, namely the GSM/GPRS smartphone, CDMA smartphone and GSM-CDMA dual-mode smartphone. The GSM-CDMA dual-mode smartphone was adopted by China Unicom as the fourth model of its "Worldwind" mobile phones series. In addition, the Group actively explored the corporate market, offering integrated solutions from back-end system to wireless intelligent terminals with proprietary operating system, and achieved outstanding performances in serving the public security, aviation, securities, industrial and commercial sectors.

During the reporting period, the Group established close strategic partnerships with well-known enterprises such as Microsoft Corporation, AnyDATA Corporation and Spreadtrum Communications Inc.. Through these cooperations, the Group is able to strengthen the development of its wireless data solutions with more functions and various applications for different industries and customers, closely monitor the development trends of the wireless data market and related technologies, as well as consolidate its first mover and leading position in the wireless data communications market in the PRC.

The Group expanded its sales network to over 20 provinces and 50 cities during the reporting period. The Group was also exploring various opportunities to forming international partnerships with an aim of penetrating in the international market.

In addition to the above significant achievements, the Group's "Coolpad" brand is recognised as one of the leaders in the wireless data market in the PRC and enjoys high reputation.

Outlook

The smartphone market in the PRC started to take shape in 2000. Its total sales volume grew substantially between then and 2003, with a compound annual growth rate of 240%. According to the forecast by the China Center of Information Industry Development ("CCID"), the sales of smartphones in the PRC between 2004 and 2008 will grow rapidly at a compound annual growth rate of over 45%. The demand for smartphones with proprietary operating systems capable of supporting personalised and integrated solutions that meet specific customer requirements in different industries will be further increased. CCID's forecast was based on: (1) the relatively low

penetration rate of smartphones in the PRC, which took less than 2% of the overall mobile phone market as at 2003; (2) the versatile data applications of smartphones; and (3) the continuous improvement of the telecom network infrastructure.

As China's 3G policies become clearer, the Group also see a promising imminent prospect for its 3G wireless data total solutions. The Group has invested considerable resources into strengthening its 3G wireless data solutions and 3G network coverage, and developing its 3G multi-media data platform. Its objective is to equip itself with the capacity be able to launch integrated 3G solutions tailored for 3G terminal products, network systems and back-end systems to capture the market demand in time when China commences 3G network development.

In 2005, the Group will further consolidate its harmonious business relationship with various telecom operators in the PRC, expand its marketing network, further exploit the PRC market and broaden its industry client base. In the meantime, the Group will seek to develop international partnerships to facilitate its tapping of the overseas market and keeping itself abreast of the latest international technology and market development.

The Company plans to launch 6 to 8 new smartphone models targeting different industries and different customers to provide wireless data total solutions in 2005. Depending on the progress of development of the 3G network in the PRC, the Group may also launch 3G wireless data solutions and 3G integrated solutions when appropriate.

Looking ahead, the Group will seek to maintain a healthy financial position, boost its existing market, aggressively develop innovative products and new markets, and launch system solutions to cater to the different needs of different industries and clients.

Use of Proceeds

The Company was listed on the Main Board of the Stock Exchange on 9 December 2004. As at 31 December 2004, the Company has not used any of its listing proceeds and the same was deposited with financial institutions in Hong Kong and China.

Foreign Exchange Exposure

During the reporting period, the Group's expenses, assets and liabilities were mainly denominated in Renminbi. Taking into account the Group's operation and capital needs, the Directors considered that the Group did not have any significant foreign exchange exposure.

Employees and Remuneration Policy

As at 31 December 2004, the Group employed a total of 502 employees (2003: 420). During the year, staff cost amounted to HK$22,168,000 (2003: HK$11,791,000). The remuneration of the Group's employees are commensurate with their responsibilities and market levels, with discretionary bonuses given on a merit basis.

Significant Investments

There were no significant investments held by the Group as at 31 December 2004.

Material Acquisition and Disposals during the Year

There were no material acquisitions and disposals of the Company, its subsidiaries and associated companies as at 31 December 2004.

Audit Committee

The audit committee ("Audit Committee") of the Company comprising three independent non-executive Directors, has reviewed the accounting principles and practices adopted by the Company and has discussed auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2004.

Compliance with the Code of Best Practice

None of the Directors is aware of any information which would reasonably indicate that the Company was not, for any part of the accounting period ended 31 December 2004, in compliance with the Code of Best Practice as was set out in Appendix 14 of the Listing Rules, which was replaced by the Code on Corporate Governance Practices effective from 1 January 2005.

Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the "Model Code"). The Company had made specific enquiries of all Directors regarding any non-compliance with the Model Code during the year, and received confirmations from all Directors that they had fully complied with the required standard set out in the Model Code.

Appreciation

On behalf of the Board, I would like to express our heartfelt appreciation to the management and the staff for their commitment to the Group throughout the year. I would also like to take this opportunity to express our sincere thanks to our shareholders, clients and business partners for their continuous support and encouragement.

By order of the Board
GUO DEYING
Chairman

Hong Kong, 12 April 2005

As at the date of this announcement, the Board comprises of two executive Directors, namely Mr. Guo Deying and Mr. Jiang Chao, two non-executive Directors, namely Ms. Yang Xiao and Ms. Ma Dehui and three independent non-executive Directors, namely Dr. Huang Dazhan, Mr. Chan King Chung and Mr. Xie Weixin.

*Please also refer to the published version of this announcement in the **(The Standard)***

RECEIVED
2006 JUN 23 P 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA WIRELESS<02369> - Results Announcement

China Wireless Technologies Limited announced on 12/04/2005:
(stock code: 02369)
Year end date: 31/12/2004
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2004 to 31/12/2004 ('000)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('000)
Turnover	:	245,545	151,808
Profit/(Loss) from Operations	:	53,243	41,840
Finance cost	:	(2,048)	(1,834)
Share of Profit/(Loss) of Associates	:	N/A	(40)
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	43,667	36,863
% Change over Last Period	:	+18 %	
EPS/(LPS)-Basic (in dollars)	:	0.14	0.12
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	43,667	36,863
Final Dividend per Share	:	$0.02	N/A
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend	:	09/05/2005	to 13/05/2005 bdi.
Payable Date	:	30/05/2005	
B/C Dates for Annual General Meeting	:	09/05/2005	to 13/05/2005 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1.Basis of preparation

The Company was listed on the Stock Exchange on 9 December 2004.These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards, (which also include Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirement of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement, as further explained below.

2 .Turnover

For the year ended 31 December 2004, the Group accomplished a turnover of HK$245,545,000, a growth of 61.7% over that of 2003. The increase was the result of a shift of business focus to smartphone products in response to market demand, which led to a sharp surge in smartphone sales from HK$18, 086,000 in 2003 to HK$175,399,000 in 2004.

In terms of revenue mix, turnover from smartphones accounted for 71% of the Group's turnover in 2004, as compared with 12% in 2003. Contribution from sales of wireless coverage system decreased from 19% of the Group's turnover in 2003 to 11% in 2004, while that of integrated telecom business platform decreased from 11% in 2003 to 4% in 2004. Sales from other terminal products accounted for 14% of the turnover for the period under review, as compared with 58% in 2003. The significant change in revenue mix was attributable to the upgrading of the Group's wireless terminal products and the changing environment for the market and technologies developments.

3.EARNINGS PER SHARE

The calculation of basic earnings per share for the year is based on the net profit from ordinary activities attributable to shareholders for the year of HK$43,667,000 (2003: HK$36,863,000) and the weighted average of 306,301,370 (2003: 300,000,000) ordinary shares.

No diluted earnings per share amounts have been presented as the Company did not have any dilutive potential ordinary shares during the year.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is made pursuant to the requirement under Section 9(2) of the Securities and Futures (Price Stabilizing) Rules.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless the context requires otherwise, terms used in this announcement shall have the same meanings as defined in the prospectus dated 30 November 2004 issued by China Wireless Technologies Limited (the "Company").


中国无线
CHINA WIRELESS

China Wireless Technologies Limited

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

STABILIZING ACTIONS AND END OF STABILIZING PERIOD

SUMMARY

- The Company would like to announce that the stabilizing period in connection with the Share Offer ended on 2 January 2005.
- Stabilizing actions undertaken by DBS Asia as the stabilizing manager during the stabilizing period were purchases of an aggregate of 19,800,000 Shares in the secondary market at a price range between HK$0.66 and HK$0.86 per Share, of which an aggregate of 5,000,000 Shares were purchased at HK$0.86 per Share, to cover over-allocations in the Placing. The Over-allotment Option, the exercise period of which ended on 2 January 2005, has not been exercised.

The Company would like to announce that the stabilizing period in connection with the Share Offer ended on 2 January 2005. As advised by DBS Asia, as stabilizing manager of the Share Offer (the "Stabilizing Manager"), during the stabilizing period, stabilizing actions undertaken by the Stabilizing Manager were purchases of an aggregate of 19,800,000 Shares, representing 15% of the Offer Shares, in the secondary market at a price range between HK$0.66 and HK$0.86 per Share, of which an aggregate of 5,000,000 Shares were purchased at HK$0.86 per Share, to cover over-allocations in the Placing. Also, as advised by the Stabilizing Manager, the last purchase of Shares in the course of the stabilizing actions was made on 9 December 2004 at a price of HK$0.71 per Share.

The Over-allotment Option, the exercise period of which ended on 2 January 2005, has not been exercised.

By order of the Board
China Wireless Technologies Limited
Guo Deying
Chairman

Hong Kong, 2 January 2005

As at the date of this announcement, the directors of the Company are:

Executive Directors
Mr. GUO Deying
Mr. JIANG Chao

Non-executive Directors
Ms. YANG Xiao
Ms. MA Dehui

Independent non-executive Directors
Dr. HUANG Dazhan
Mr. XIE Weixin
Mr. CHAN King Chung

Please also refer to the published version of this announcement in the ***(South China Morning Post)***